Exhibit 99.2

EXECUTION COPY

FORTUNA SILVER MINES INC.

AND

ROXGOLD INC.

ARRANGEMENT AGREEMENT

DATED APRIL 26, 2021

ii

	Table of Contents
	(continued)
		Page
9.9	Counterparts, Execution	90
9.10	Third Party Beneficiaries	90
9.11	No Liability	90
9.12	Language	90

SCHEDULES
SCHEDULE A	- PLAN OF ARRANGEMENT
SCHEDULE B	- ARRANGEMENT RESOLUTION
SCHEDULE C	- ACQUIROR RESOLUTION
SCHEDULE D	- KEY REGULATORY APPROVALS

iii

ARRANGEMENT AGREEMENT

THIS ARRANGEMENT AGREEMENT dated April 26, 2021,

BETWEEN:

Fortuna Silver Mines Inc., a corporation existing under the laws of British Columbia ("Acquiror")

AND:

Roxgold Inc., a corporation existing under the laws of British Columbia (the "Company")

WHEREAS:

A.	Acquiror and the Company wish to complete a transaction involving, among other things, the acquisition by Acquiror of all of the issued and outstanding Company Shares in exchange for Acquiror Shares, all in accordance with the terms set out herein;

B.	the Parties wish to carry out the transactions contemplated by this Agreement, including the Arrangement, by way of a plan of arrangement involving the Company and Company Securityholders under the provisions of the BCBCA;

C.	the Company Board has unanimously determined that it would be in the best interests of the Company to enter into this Agreement and to complete the transactions contemplated herein and has unanimously determined to recommend approval of the Arrangement to the Company Securityholders;

D.	the Acquiror Board has unanimously determined that it would be in the best interests of Acquiror to enter into this Agreement and to complete the transactions contemplated herein and has unanimously determined to recommend approval of the issuance of the Consideration Shares pursuant to the Arrangement;

E.	concurrently with the execution of this Agreement, the Company has entered into the Acquiror Voting Agreements with the Company Supporting Shareholders and Acquiror has entered into the Company Voting Agreements with the Acquiror Supporting Shareholders;

F.	concurrently with the execution of this Agreement, the Company and Acquiror have entered into the Retention Agreements with the Continuing Executives;

G.	the Parties wish to make certain representations, warranties, covenants and agreements in connection with the Arrangement; and

H.	capitalized terms used but not otherwise defined in these recitals shall have the meanings ascribed to such terms in Section 1.1 of this Agreement.

NOW THEREFORE in consideration of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the Parties covenant and agree as follows:

ARTICLE 1
INTERPRETATION

1.1	Definitions

In this Agreement, unless the context otherwise requires:

"Acceptable Acquiror Confidentiality Agreement" means a confidentiality agreement between Acquiror and a third party other than the Company: (a) that contains confidentiality and standstill restrictions that are no less restrictive than those set out in the Confidentiality Agreement in any material respect, provided that, notwithstanding the foregoing, such agreement may permit such third party to submit an Acquisition Proposal on a confidential basis to the Acquiror Board; and (b) that does not preclude or limit the ability of Acquiror to disclose information relating to such agreement or the negotiations contemplated thereby, to the Company;

"Acceptable Confidentiality Agreement" means a confidentiality agreement between the Company and a third party other than Acquiror: (a) that contains confidentiality and standstill restrictions that are no less restrictive than those set out in the Confidentiality Agreement in any material respect, provided that, notwithstanding the foregoing, such agreement may permit such third party to submit an Acquisition Proposal on a confidential basis to the Company Board; and (b) that does not preclude or limit the ability of the Company to disclose information relating to such agreement or the negotiations contemplated thereby, to Acquiror;

"Acquiror" has the meaning ascribed to such term in the recitals;

"Acquiror Benefit Plans" has the meaning ascribed to such term in Section 4.1(aa);

"Acquiror Board" means the board of directors of Acquiror as the same is constituted from time to time;

"Acquiror Board Recommendation" has the meaning ascribed to such term in Section 2.4(b);

"Acquiror Circular" means the notice of the Acquiror Meeting and accompanying management information circular, including all schedules, appendices and exhibits thereto and documents incorporated by reference therein, to be sent to the Acquiror Shareholders in connection with the Acquiror Meeting, as amended, supplemented or otherwise modified from time to time;

"Acquiror Data Room Information" means the information contained in the files, reports, data, documents and other materials relating to Acquiror and its subsidiaries as provided in the electronic data room hosted by Acquiror in connection with the transactions contemplated hereby as of 11:59 p.m. on April 24, 2021;

"Acquiror Debentures" means the aggregate $46 million of senior subordinated unsecured convertible debentures issued by Acquiror pursuant to a prospectus dated September 25, 2019, which bear interest at 4.66% per annum, have a maturity date of October 31, 2024, and which may be converted into Acquiror Shares at a conversion price of $5.00 per Acquiror Share (subject to adjustment in certain circumstances);

"Acquiror Disclosure Letter" means the disclosure letter executed by Acquiror and delivered to the Company in connection with the execution of this Agreement;

"Acquiror Expense Reimbursement" has the meaning ascribed to such term in Section 7.4(i);

"Acquiror Fairness Opinion" means the opinion of Scotia Capital Inc., the financial advisor to Acquiror, to the effect that as at the date of such opinion, and based upon and subject to the assumptions, limitations and qualifications set forth therein, the Consideration is fair, from a financial point of view, to Acquiror;

"Acquiror Financial Statements" has the meaning ascribed to such term in Section 4.1(j);

"Acquiror Loan" has the meaning ascribed to such term in Section 2.15(d);

"Acquiror Material Contracts" has the meaning ascribed to such term in Section 4.1(v);

"Acquiror Material Permits" has the meaning ascribed to such term in Section 4.1(w);

"Acquiror Meeting" means the annual and special meeting of the Acquiror Shareholders, including any adjournment or postponement thereof, to be called and held to consider, and, if deemed advisable approve, the Acquiror Resolution and certain other annual meeting matters specified in Section 2.7;

"Acquiror Options" means the outstanding options to purchase Acquiror Shares granted under the Acquiror Stock Option Plan;

"Acquiror Properties" means the Caylloma Mine, the San Jose Mine and the Lindero Mine, each as more particularly described in the Acquiror Public Disclosure Record;

"Acquiror PSU" means a performance share unit issued pursuant to the Acquiror Share Unit Plan;

"Acquiror Public Disclosure Record" means all publicly available documents and information filed or furnished, as applicable, by Acquiror under applicable Securities Laws on SEDAR or pursuant to the U.S. Exchange Act, since January 1, 2019;

"Acquiror Resolution" means the ordinary resolution of the holders of outstanding Acquiror Shares to be considered at the Acquiror Meeting to approve the issuance by Acquiror of the Consideration Shares pursuant to the Plan of Arrangement, substantially in the form and content of Schedule C hereto;

"Acquiror RSU" means a restricted share unit issued pursuant to the Acquiror Share Unit Plan;

"Acquiror Share Unit Plan" means the amended share unit plan of Acquiror adopted by the Acquiror Shareholders on June 18, 2020;

"Acquiror Shareholder Approval" means the approval of the Acquiror Resolution by a simple majority of the votes cast in respect of the Acquiror Resolution by Acquiror Shareholders present in person (or virtually) or represented by proxy at the Acquiror Meeting, as required by the TSX;

"Acquiror Shareholders" means the holders of outstanding Acquiror Shares;

"Acquiror Shares" means the common shares of Acquiror as currently constituted;

"Acquiror Stock Option Plan" means the stock option plan adopted by the Acquiror Shareholders on May 26, 2011, as amended and restated effective March 1, 2015;

"Acquiror Supporting Shareholders" means each of the senior officers and directors of Acquiror;

"Acquiror Termination Fee" has the meaning ascribed to such term in Section 7.4(c);

"Acquiror Termination Fee Event" has the meaning ascribed to such term in Section 7.4(f);

"Acquiror Voting Agreements" means the voting agreements (including all amendments thereto) between the Company and the Acquiror Supporting Shareholders setting forth the terms and conditions upon which the Acquiror Supporting Shareholders agree to vote their Acquiror Shares in favour of the Acquiror Resolution;

"Acquisition Agreement" has the meaning ascribed to such term in Section 7.2(a)(iv);

"Acquisition Proposal" means, other than the transactions contemplated by this Agreement, any offer, proposal, expression of interest or inquiry, whether oral or written, from any person, or group of persons "acting jointly or in concert" (within the meaning of National Instrument 62-104 – Take-Over Bids and Issuer Bids) other than a Party and/or any of its affiliates, relating to:

(i) any direct or indirect acquisition, sale, lease, long-term supply agreement or other arrangement having the same economic effect as a sale, whether in a single transaction or a series of related transactions involving: (a) the assets of a Party and/or one or more of its subsidiaries that, individually or in the aggregate, constitute 20% or more of the fair market value of the consolidated assets of such Party and its subsidiaries, taken as a whole; or (b) 20% or more of any voting or equity securities of a Party or any of its subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the fair market value of the consolidated assets of such Party and its subsidiaries, taken as a whole (in each case, based on the most recently filed annual consolidated financial statements of the Party);

(ii) any direct or indirect take-over bid, tender offer, exchange offer, or treasury issuance, in a single transaction or a series of related transactions, that, if consummated, would result in such person or group of persons "acting jointly or in concert" (within the meaning of National Instrument 62-104 – Take-Over Bids and Issuer Bids) owning or exercising control or direction over 20% or more of any voting or equity securities of a Party or any of its subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the fair market value of the consolidated assets of such Party and its subsidiaries, taken as a whole (based on the most recently filed annual consolidated financial statements of the Party); or

(iii) a plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction, in a single transaction or a series of related transactions, involving a Party or any of its subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the fair market value of the consolidated assets of such Party and its subsidiaries, taken as a whole (based on the most recently filed annual consolidated financial statements of the Party);

"affiliate" has the meaning ascribed to such term in the Securities Act;

"Agreement" means this arrangement agreement, together with the Company Disclosure Letter and the Acquiror Disclosure Letter as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms hereof;

"Anti-Corruption Laws" means the Foreign Corrupt Practices Act of 1977 (United States), the Corruption of Foreign Public Officials Act (Canada), and similar applicable Laws related to corruption, bribery, kickbacks, and unlawful payments;

"Arrangement" means the arrangement under section 288 of the BCBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto in accordance with Section 8.3 hereof or the Plan of Arrangement or at the direction of the Court in the Final Order with the prior written consent of the Company and Acquiror, each acting reasonably;

"Arrangement Resolution" means the special resolution of the Company Securityholders approving the Arrangement to be considered at the Company Meeting, substantially in the form and content of Schedule B hereto;

"associate" has the meaning ascribed to such term in the Securities Act;

"BCBCA" means the Business Corporations Act (British Columbia);

"BCSC" means the British Columbia Securities Commission;

"BMO Capital Markets" means BMO Nesbitt Burns Inc.;

"Boussoura Project" means the exploration project of the Company underway on the Boussoura properties located in the Poni Province in south western Burkina Faso;

"Business Day" means any day, other than a Saturday, a Sunday or a statutory or civic holiday in Toronto, Ontario or Vancouver, British Columbia;

"Canaccord" means Canaccord Genuity Corp.;

"Caylloma Mine" means Acquiror's 100%-owned producing Caylloma silver, lead and zinc mine in southern Peru;

"Change in Recommendation" means the circumstances where, in the case of the Company, prior to the Company having obtained the Company Securityholder Approval, or, in the case of Acquiror, prior to Acquiror having obtained the Acquiror Shareholder Approval, the Company Board or the Acquiror Board, as applicable, (i) fails to recommend or withdraws, amends, modifies or qualifies the Company Board Recommendation or the Acquiror Board Recommendation, as applicable, in a manner adverse to the other Party, or (ii) fails to publicly reaffirm the Company Board Recommendation or the Acquiror Board Recommendation, as applicable, within five Business Days (and in any case prior to the Company Meeting or the Acquiror Meeting, as applicable) after having been requested in writing by the other Party, acting reasonably, to do so, or (iii) takes a neutral position or no position with respect to a publicly announced Acquisition Proposal with respect to the Company or Acquiror, as applicable, beyond a period of five Business Days after the announcement (without withdrawal) of such Acquisition Proposal (or beyond the date which is one day prior to the Company Meeting or the Acquiror Meeting, as applicable, if sooner);

"Company" has the meaning ascribed to such term in the recitals;

"Company Benefit Plans" has the meaning ascribed to such term in Section 3.1(bb);

"Company Board" means the board of directors of the Company as the same is constituted from time to time;

"Company Board Recommendation" has the meaning ascribed to such term in Section 2.3(b);

"Company Circular" means the notice of the Company Meeting and accompanying management information circular, including all schedules, appendices and exhibits thereto and documents incorporated by reference therein, to be sent to the Company Securityholders in connection with the Company Meeting, as amended, supplemented or otherwise modified from time to time;

"Company Credit Facilities" means the Company's secured $75 million project term loan facility and $20 million revolving credit facility, each maturing in December 2022;

"Company Data Room Information" means the information contained in the files, reports, data, documents and other materials relating to the Company and its subsidiaries as provided in the electronic data room hosted by the Company in connection with the transactions contemplated hereby as of 11:59 p.m. on April 24, 2021;

"Company Deferred Share Unit Plan" means the deferred share unit plan of the Company for the non-employee directors of the Company dated effective October 4, 2012, as amended;

"Company Disclosure Letter" means the disclosure letter executed by the Company and delivered to Acquiror in connection with the execution of this Agreement;

"Company DSU" means a deferred share unit granted pursuant to the Company Deferred Share Unit Plan;

"Company Employee Costs" has the meaning ascribed to such term in Section 2.15(a);

"Company Expense Reimbursement" has the meaning ascribed to such term in Section 7.4(h);

"Company Fairness Opinions" means the opinions of (i) BMO Capital Markets, the financial advisor to the Company, and (ii) Canaccord, the financial advisor to the Company Board and Special Committee, in each case to the effect that, as of the date of such opinion, subject to the assumptions, qualifications and limitations set out therein, the Exchange Ratio is fair, from a financial point of view, to the Company Shareholders;

"Company Financial Statements" has the meaning ascribed to such term in Section 3.1(j);

"Company Incentive Awards" means, collectively, the Company Options, the Company DSUs, the Company PSUs and the Company RSUs;

"Company Material Contracts" has the meaning ascribed to such term in Section 3.1(w);

"Company Material Permits" has the meaning ascribed to such term in Section 3.1(x);

"Company Meeting" means the special meeting of the Company Securityholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution as determined by the Company Board;

"Company Options" means the outstanding options to purchase Company Shares granted under the Company Stock Option Plan;

"Company Properties" means the Yaramoko Mine Complex, the Séguéla Gold Project and the Boussoura Project, each as more particularly described in the Company Public Disclosure Record;

"Company PSU" means a performance share unit issued pursuant to the Company Restricted Share Unit Plan;

"Company Public Disclosure Record" means all publicly available documents and information filed or furnished, as applicable, by the Company under applicable Securities Laws on SEDAR, since January 1, 2019;

"Company Restricted Share Unit Plan" means the restricted share unit plan of the Company dated effective December 18, 2012, as amended;

"Company Royalties" means those royalties of the Company listed on Schedule 5.1(h) in the Company Disclosure Letter;

"Company RSU" means a restricted share unit issued pursuant to the Company Restricted Share Unit Plan;

"Company Securityholder Approval" has the meaning ascribed to such term in Section 2.2(a)(ii)(C);

"Company Securityholders" means the Company Shareholders and, as applicable, holders of Company Incentive Awards;

"Company Shareholders" means the holders of the Company Shares;

"Company Shares" means the common shares of the Company, as currently constituted;

"Company Stock Option Plan" means the stock option plan of the Company dated April 30, 2009, as amended and restated on March 5, 2020 and last adopted by the Company Shareholders on June 26, 2020, as amended;

"Company Supporting Shareholders" means each of the senior officers and directors of the Company, Appian Natural Resources Fund, L.P. and Appian Natural Resources (UST) Fund, L.P.;

"Company Termination Fee" has the meaning ascribed to such term in Section 7.4(c);

"Company Termination Fee Event" has the meaning ascribed to such term in Section 7.4(d);

"Company Transaction Costs" means all costs and expenses of the Company (whether incurred, accrued or billed) in connection with this Agreement and the Arrangement, including fees and expenses of financial and accounting advisors, legal fees and disbursements, but excludes for greater certainty, the Company Termination Fee, if any;

"Company Voting Agreements" means the voting agreements (including all amendments thereto) between Acquiror and the Company Supporting Shareholders setting forth the terms and conditions upon which the Company Supporting Shareholders agree to vote their Company Shares in favour of the Arrangement Resolution;

"Competition Act" means the Competition Act (Canada);

"Concession" means any mining concession, claim, lease, licence, permit or other right to explore for, exploit, develop, mine or produce minerals or any interest therein which a Party or any of its subsidiaries owns or has a right or option to acquire or use;

"Confidentiality Agreement" means the agreement between Acquiror and the Company dated October 20, 2020 pursuant to which Acquiror has been provided with access to confidential information of the Company and the Company has been provided with access to confidential information of Acquiror;

"Consideration" means the consideration to be received by the Company Shareholders pursuant to the Plan of Arrangement as consideration for the Company Shares, consisting of 0.283 of an Acquiror Share and C$0.001 in cash for each Company Share;

"Consideration Shares" means the Acquiror Shares to be issued to the Company Shareholders as part of the Consideration pursuant to the Arrangement;

"Continuing Employees" means all current employees of the Company that are not Non-Continuing Executives or Continuing Executives;

"Continuing Executives" means the three current executives of the Company who have entered into Retention Agreements;

"Contract" means any contract, agreement, license, franchise, lease, arrangement or other right or obligation to which the Company or Acquiror or any of their respective subsidiaries, as applicable, is a party or by which the Company or Acquiror or any of their respective subsidiaries, as applicable, is bound or affected or to which any of their respective properties or assets is subject;

"Court" means the Supreme Court of British Columbia;

"Covered Persons" has the meaning ascribed to such term in Section 9.10;

"COVID-19" means the coronavirus disease 2019 (dubbed as COVID-19), caused by the severe acute respiratory syndrome coronavirus 2 (SARS-CoV-2) and/or any other virus or disease developing from or arising as a result of SARS-CoV-2 and/or COVID-19;

"COVID-19 Measures" means commercially reasonable actions for a Party or any of its subsidiaries to take or refrain from taking in the operation of their business as a result of COVID-19 in order to comply with the provisions of any health, quarantine, social distancing, shutdown, safety or similar Law or guideline promulgated by any Governmental Entity in connection with COVID-19;

"Depositary" means any trust company, bank or financial institution agreed to in writing between Acquiror and the Company for the purpose of, among other things, exchanging certificates representing Company Shares for certificates representing Consideration Shares and paying the cash consideration forming part of the Consideration in connection with the Arrangement;

"Dissent Rights" means the rights of dissent in respect of the Arrangement described in the Plan of Arrangement;

"Effective Date" means the date upon which the Arrangement becomes effective;

"Effective Time" means 12:01 a.m. on the Effective Date;

"Environmental Laws" means all applicable federal, provincial, state, local and foreign Laws, imposing liability or standards of conduct for, or relating to, the regulation of activities, materials, substances or wastes in connection with, or for, or to, the protection of human health, safety, the environment or natural resources (including ambient air, surface water, groundwater, wetlands, land surface or subsurface strata, wildlife, aquatic species and vegetation);

"Environmental Liabilities" means, with respect to any person, all liabilities, remedial, reclamation and removal costs, investigation costs, capital costs, operation and maintenance costs, losses, damages (including punitive damages, property damages, consequential damages and treble damages), expenses, fines, penalties and sanctions incurred as a result of, or related to, any claim, suit, action, administrative order, closure plan, investigation, proceeding or demand by any person, whether based in contract, tort, implied or express warranty, strict liability, criminal or civil statute or common law arising under, or related to, any Environmental Laws, Environmental Permits, or in connection with any Release or threatened Release whether on, at, in, under, from or about or in the vicinity of any real or personal property;

"Environmental Permits" means all permits, licenses, written authorizations, certificates, approvals, program participation requirements, sign-offs or registrations required by or available with or from any Governmental Entity under any Environmental Laws;

"Escrow Agent" means SRS Acquiom Inc. or any trust company, bank, financial institution or other third party service provider engaged by the Company and agreed to in writing between Acquiror and the Company for the purpose of holding the Acquiror Loan in escrow for payment to the applicable persons on the Effective Date;

"Exchange Ratio" means 0.283 of an Acquiror Share for each Company Share;

"Exchanges" means the TSX and the NYSE, as applicable;

"Final Order" means the final order of the Court pursuant to section 291 of the BCBCA, approving the Arrangement, in form and substance acceptable to the Company and Acquiror, each acting reasonably, after a hearing upon the procedural and substantive fairness of the terms and conditions of the Arrangement as such order may be affirmed, amended, modified, supplemented or varied by the Court with the consent of the Parties, each acting reasonably, at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both the Company and Acquiror, each acting reasonably) on appeal;

"Form 51-102F5" means Form 51-102F5 as prescribed in National Instrument 51-102 – Continuous Disclosure Obligations of the Canadian Securities Administrators;

"Governmental Entity" means: (a) any multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign; (b) any subdivision, agent, commission, bureau, board or authority of any of the foregoing; (c) any quasi-governmental or private body, including any tribunal, commission, regulatory agency or self-regulatory organization, exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing; or (d) any stock exchange, including the Exchanges;

"Government-Related Person" means (i) any official, officer, employee, or representative of, or any person acting in an official capacity for or on behalf of, any Governmental Entity, any government-owned or controlled enterprise, any public international organization, any political party, as well as any candidate for political office; and (ii) a direct or indirect family member of, business associate of, partner of, or entity that is legally or beneficially owned or controlled by, any person listed in (i);

"Hazardous Substance" means any pollutant, contaminant, waste or chemical or any toxic, radioactive, ignitable, corrosive, reactive or otherwise hazardous or deleterious substance, waste or material, including petroleum, polychlorinated biphenyls, asbestos and urea-formaldehyde insulation, tailings, waste rock, and any other material or contaminant regulated or defined under any Environmental Law;

"IFRS" means International Financial Reporting Standards, at the relevant time, prepared on a consistent basis;

"including" means including without limitation, and "include" and "includes" each have a corresponding meaning;

"Indemnity Obligations" has the meaning ascribed to such term in Section 2.15(b);

"Intellectual Property" means any licenses for or other rights to use, any inventions, patent applications, patents, trade-marks (both registered and unregistered), trade names, copyrights, trade secrets and other proprietary information of a Party or a material subsidiary;

"Interim Order" means the interim order of the Court, to be issued following the application therefor contemplated by Section 2.2(a) of this Agreement, in form and substance acceptable to the Company and Acquiror, each acting reasonably, providing for, among other things, the calling and holding of the Company Meeting, as the same may be affirmed, amended, modified, supplemented or varied by the Court with the consent of the Company and Acquiror, each acting reasonably;

"Investment Canada Act" means the Investment Canada Act;

"Key Regulatory Approvals" means those sanctions, rulings, consents, orders, exemptions, permits and other approvals (including the lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an order prohibiting closing being made) of Governmental Entities as set out in Schedule D hereto;

"Key Third Party Consents" means those consents and approvals required from any third party to proceed with the transactions contemplated by this Agreement and the Plan of Arrangement, as set out in the Acquiror Disclosure Letter and the Company Disclosure Letter, as applicable;

"Law" or "Laws" means all laws (including common law), by-laws, statutes, rules, regulations, principles of law and equity, orders, rulings, ordinances, judgments, injunctions, awards, decrees or other requirements having the force of law, whether domestic or foreign, and the terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity or self-regulatory authority (including the Exchanges), and the term "applicable" with respect to such Laws and in a context that refers to one or more Parties, means such Laws as are applicable to such Party or its business, undertaking, property or securities and emanate from a person having jurisdiction over the Party or Parties or its or their business, undertaking, property or securities;

"Liens" means any hypothecs, mortgages, pledges, assignments, liens, charges, security interests, encumbrances and adverse rights or claims, whether contingent or absolute, and any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing, other than Permitted Liens;

"Lindero Mine" means Acquiror's 100%-owned open pit gold heap leach mine in Salta Province, Argentina, which is producing and in the ramp-up phase to commercial production;

"Material Adverse Effect" means in respect of any Party, any change, effect, event or occurrence that either individually or in the aggregate with other such changes, effects, events or occurrences, is or would reasonably be expected to be material and adverse to the business, operations, results of operations, assets, properties, financial condition, liabilities or obligations (whether absolute, accrued, conditional or otherwise) of that Party and its subsidiaries, on a consolidated basis, except any change, effect, event or occurrence resulting from or relating to: (i) the announcement or execution of this Agreement or the implementation of the transactions contemplated hereby; (ii) any change or development in general economic, business, regulatory or market conditions, political conditions in Argentina, Mexico or Peru (but only with respect to Acquiror) or in Burkina Faso or Côte d'Ivoire (but only with respect to the Company), financial or capital markets, or interest, inflation, or currency exchange rates, provided that it does not have a materially disproportionate effect on the Party and its subsidiaries, taken as a whole, relative to other comparable companies operating in the mining industry; (iii) any change in IFRS or changes in regulatory accounting requirements applicable to the mining industry; (iv) any natural or man-made disaster, provided that it does not have a materially disproportionate effect on the Party and its subsidiaries, taken as a whole, relative to other comparable mining companies; (v) any change or development affecting the mining industry generally or metal prices, provided that it does not have a materially disproportionate effect on the Party and its subsidiaries, taken as a whole, relative to other comparable mining companies; (vi) any adoption, proposal, implementation or change in applicable Law or any interpretation of Law by any Governmental Entity; (vii) the commencement or continuation of any war, armed hostilities, including the escalation or worsening thereof, or acts of terrorism, provided that it does not have a materially disproportionate effect on the Party and its subsidiaries, taken as a whole, relative to other comparable mining companies; (viii) any change in political or civil conditions in any jurisdiction in which such Party's assets and/or its business and operations are located, provided that it does not have a materially disproportionate effect on the Party and its subsidiaries, taken as a whole, relative to other comparable mining companies; (ix) any epidemic, pandemic, disease, outbreak of illness (including COVID-19), including the worsening thereof, other health crisis or public health event; (x) any action taken (or omitted to be taken) by such Party: (a) pursuant to applicable Law (including COVID-19 Measures) or (b) at the written request of the other Party, or with the prior written consent of the other Party to the extent such action directly causes or results in the change, effect, event or occurrence; (xi) any change in the market price or any decline in the trading volume of that Party's securities on the Exchanges (it being understood that the causes underlying such change in market price or trading volume may be taken into account in determining whether a Material Adverse Effect has occurred unless otherwise excluded by clauses (i) through (x) and (xii)); or (xii) the failure of such Party to meet any internal or published projections, forecasts, guidance or estimates of revenues, earnings or cash flow for any period ending on or after the date of this Agreement (it being understood that the causes underlying such failure may be taken into account in determining whether a Material Adverse Effect has occurred unless otherwise excluded by clauses (i) through (xi));

"Material Contract" means, in respect of any person, any Contract entered into outside the ordinary course of business of such person (except for any earn-in, option, joint venture or similar agreement not relating to the Acquiror Properties or the Company Properties, as applicable) to which such person is party: (i) that if terminated or modified or if it ceased to be in effect, would have a Material Adverse Effect with respect to such person; (ii) under which such person or any of its subsidiaries has directly or indirectly guaranteed any liabilities or obligations of a third party (other than ordinary course endorsements for collection) in excess of $5 million in the aggregate; (iii) relating to indebtedness for borrowed money, whether incurred, assumed, guaranteed or secured by any asset, with an outstanding principal amount in excess of $5 million; (iv) providing for the establishment, organization or formation of any joint venture that is material to it; (v) under which such person or any of its subsidiaries is obligated to make or expects to receive payments in excess of $5 million over the remaining term of the Contract; (vi) that limits or restricts such person or any of its subsidiaries from engaging in any line of business or any geographic area in any material respect or (vii) that is otherwise material to such person and its subsidiaries, considered as a whole; and, for greater certainty, with respect to the Company, includes the Material Contracts listed in Schedule 3.1(w) of the Company Disclosure Letter;

"material fact" has the meaning ascribed to such term in the Securities Act provided, that with respect to any documents filed or furnished by Acquiror with or to the SEC, "material fact" means a fact that is "material", where "material" has the meaning ascribed thereto under the U.S. Exchange Act;

"material subsidiary" means, (i) in the case of the Company, those subsidiaries of the Company described in Schedule 3.1(h) of the Company Disclosure Letter as being material subsidiaries of the Company; and (ii) in the case of Acquiror, those subsidiaries of Acquiror described in Schedule 4.1(h) of the Acquiror Disclosure Letter as being material subsidiaries of Acquiror;

"MI 61-101" means Multilateral Instrument 61-101 — Protection of Minority Security Holders in Special Transactions of the Canadian Securities Administrators;

"Non-Continuing Executives" has the meaning ascribed to such term in Section 2.15(c);

"NYSE" means the New York Stock Exchange;

"ordinary course of business", "ordinary course of business consistent with past practice", or any similar reference, means, with respect to an action taken by a person, that such action is consistent with the past practices of such person and is taken in the ordinary course of the normal day-to-day business and operations of such person;

"Outside Date" means September 30, 2021, or such later date as may be agreed to in writing by the Parties;

"Party" means any of the Company or Acquiror, as the case may be, and "Parties" means both of them, collectively;

"Permit" means any license, permit, certificate, consent, order, grant, approval, classification, registration or other authorization of and from any Governmental Entity;

"Permitted Liens" means, with respect to the Company, the Permitted Liens identified in the Company Disclosure Letter and with respect to Acquiror, the Permitted Liens identified in the Acquiror Disclosure Letter;

"person" includes an individual, partnership, association, body corporate, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status;

"PFIC" means a passive foreign investment company for U.S. federal income tax purposes;

"Plan of Arrangement" means the plan of arrangement, substantially in the form of Schedule A hereto, and any amendments or variations thereto made in accordance with Section 8.3 hereof or the Plan of Arrangement or at the direction of the Court;

"Qualified Person" shall have the meaning ascribed to such term in National Instrument 43-101 – Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators;

"Registrar" has the meaning ascribed to such term in the BCBCA;

"Release" means any release, spill, emission, leaking, pumping, pouring, emitting, emptying, escape, injection, deposit, disposal, discharge, dispersal, dumping, leaching or migration of Hazardous Substance in the indoor or outdoor environment, including the movement of Hazardous Substance through or in the air, soil, surface water, ground water or property;

"Representatives" has the meaning ascribed to such term in Section 7.2(a);

"Response Period" has the meaning ascribed to such term in Section 7.3(a)(iv);

"Retention Agreement(s)" means the agreements entered into among the Company, Acquiror and each of the Continuing Executives, as of the date of this Agreement, with respect to the on-going employment of the Continuing Executives with the Company or its subsidiary, as applicable, following the Effective Time;

"Returns" means all reports, forms, elections, information statements, notices and returns (whether in tangible, electronic or other form) including any amendments, schedules, attachments, supplements, appendices and exhibits thereto relating to, or required to be filed or prepared in connection with any Taxes;

"San Jose Mine" means Acquiror's 100%-owned producing San Jose silver and gold mine in the state of Oaxaca in southern Mexico;

"SEC" means the United States Securities and Exchange Commission;

"Section 3(a)(10) Exemption" means the exemption from the registration requirements of the U.S. Securities Act provided by section 3(a)(10) thereof;

"Securities Act" means the Securities Act (British Columbia) and the rules, regulations and published policies made thereunder;

"Securities Authorities" means the BCSC and the applicable securities commissions and other securities regulatory authorities in each of the other provinces of Canada;

"Securities Laws" means the Securities Act, together with all other applicable provincial securities laws, rules and regulations and published policies thereunder;

"SEDAR" means the System for Electronic Document Analysis and Retrieval described in National Instrument 13-101 – System for Electronic Document Analysis and Retrieval of the Canadian Securities Administrators and available for public view at www.sedar.com;

"Séguéla Gold Project" means the Company's 90%-owned gold project in the Worodougou Region of the Woroba District, Côte d'Ivoire;

"Special Committee" means the special committee of the Company Board formed to consider the Arrangement;

"subsidiary" means, with respect to a specified body corporate, any body corporate of which more than 50% of the outstanding shares ordinarily entitled to elect a majority of the board of directors thereof (whether or not shares of any other class or classes shall or might be entitled to vote upon the happening of any event or contingency) are at the time owned directly or indirectly by such specified body corporate and shall include any body corporate, partnership, joint venture or other entity over which such specified body corporate exercises direction or control or which is in a like relation to a subsidiary;

"Superior Proposal" means any bona fide, written Acquisition Proposal made after the date of this Agreement by a person or persons "acting jointly or in concert" (within the meaning of National Instrument 62-104 – Take-Over Bids and Issuer Bids) that relates to the acquisition of 100% of the outstanding voting shares of the applicable Party (other than voting shares owned by the person or persons making the Superior Proposal) or all or substantially all of the consolidated assets of the applicable Party and its subsidiaries, taken as a whole; and:

(i) that complies with all applicable Securities Laws and did not result from a breach of Section 7.2;

(ii) that the board of directors of the applicable Party that received the Acquisition Proposal has determined in good faith, after consultation with its legal and financial advisors, is reasonably capable of being completed without undue delay, taking into account all financial, legal, regulatory and other aspects of such proposal and the person or persons making such proposal;

(iii) that, in the case of an Acquisition Proposal to acquire 100% of the outstanding voting shares of the Party, is made available to all shareholders of the Party on the same terms and conditions;

(iv) that is not subject to any due diligence or financing condition and in respect of which adequate arrangements, as determined by the board of directors of the applicable Party that has received the Acquisition Proposal, have been made to ensure that any funds required for completion will be available to effect payment in full; and

(v) in respect of which the Company Board or the Acquiror Board, as applicable, determines, in its good faith judgment, after receiving the advice of its outside legal and financial advisors, that having regard to all of the terms and conditions of such Acquisition Proposal, such Acquisition Proposal, would, if consummated in accordance with its terms (but not assuming away any risk of non-completion), result in a transaction which is more favourable to the holders of its voting shares from a financial point of view than the Arrangement (taking into account any amendments to the terms and conditions of the Arrangement proposed by Acquiror or the Company pursuant to Section 7.3(b));

"Superior Proposal Notice" has the meaning ascribed to such term in Section 7.3(a)(iii);

"Tax Act" means the Income Tax Act (Canada) and the regulations thereunder;

"Taxes" mean any and all taxes, imposts, levies, withholdings, duties, fees, premiums, assessments and other charges of any kind, however denominated and instalments in respect thereof, including any interest, penalties, fines or other additions that have been, are or will become payable in respect thereof, imposed by any Governmental Entity, including for greater certainty all income or profits taxes (including Canadian federal, provincial and territorial income taxes), payroll and employee withholding taxes, employment taxes, unemployment insurance, disability taxes, social insurance taxes, sales and use taxes, ad valorem taxes, excise taxes, goods and services taxes, harmonized sales taxes, franchise taxes, gross receipts taxes, capital taxes, business license taxes, mining taxes, mining royalties, alternative minimum taxes, estimated taxes, abandoned or unclaimed (escheat) taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, severance taxes, workers' compensation, Canada Pension Plan and other government pension plan premiums or contributions and other governmental charges, and other obligations of the same or of a similar nature to any of the foregoing, which a Party or any of its subsidiaries is required to pay, withhold or collect, together with any interest, penalties or other additions to tax that may become payable in respect of such taxes, and any interest in respect of such interest, penalties and additions whether disputed or not;

"Trade Agreement Investor" has the meaning ascribed to such term in section 14.11(6) of the Investment Canada Act;

"Transaction Personal Information" has the meaning ascribed to such term in Section 9.1;

"TSX" means the Toronto Stock Exchange;

"United States" means the United States of America, its territories and possessions, any State of the United States and the District of Columbia;

"U.S. Exchange Act" means the United States Securities Exchange Act of 1934, and the rules and regulations thereunder;

"U.S. Securities Act" means the United States Securities Act of 1933, and the rules and regulations thereunder;

"U.S. Tax Code" means the United States Internal Revenue Code of 1986; and

"Yaramoko Mine Complex" means the Company's 90%-owned 55 Zone gold mine and Bagassi South gold mine in the Balé Province in western Burkina Faso.

1.2	Interpretation Not Affected by Headings

The division of this Agreement into Articles, Sections, subsections, paragraphs and Schedules, and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. The terms "this Agreement", "hereof", "herein", "hereto" and "hereunder" and similar expressions refer to this Agreement (including the Schedules hereto) and not to any particular Article, Section or other portion hereof and include any agreement or instrument supplementary or ancillary hereto.

1.3	Number and Gender

In this Agreement, unless the contrary intention appears, words importing the singular include the plural and vice versa, and words importing gender include all genders.

1.4	Date for Any Action

A period of time is to be computed as beginning on the day following the event that began the period and ending at 4:30 p.m. on the last day of the period, if the last day of the period is a Business Day, or at 4:30 p.m. on the next Business Day if the last day of the period is not a Business Day. If the date on which any action is required or permitted to be taken under this Agreement or the Plan of Arrangement by a person is not a Business Day, such action shall be required or permitted to be taken on the next succeeding day which is a Business Day.

1.5	Currency

Unless otherwise stated, all references in this Agreement to sums of money are expressed in lawful money of the United States, "$" refers to United States dollars and "C$" refers to Canadian dollars.

1.6	Accounting Matters

Unless otherwise stated, all accounting terms used in this Agreement shall have the meanings attributable thereto under IFRS and all determinations of an accounting nature required to be made shall be made in a manner consistent with IFRS, consistently applied.

1.7	Knowledge

In this Agreement, references to "the knowledge of the Company" means the actual knowledge of Company's President and Chief Executive Officer, Chief Financial Officer and Chief Operating Officer, in each case after reasonable enquiry within the Company and its subsidiaries and references to "the knowledge of Acquiror" means the actual knowledge of Acquiror's President and Chief Executive Officer, Chief Financial Officer and Vice President Operations, in each case after reasonable enquiry within Acquiror and its subsidiaries.

1.8	Statutes

Any reference to a statute refers to such statute and all rules and regulations made under it, as it or they may have been or may from time to time be amended or re-enacted, unless stated otherwise.

1.9	Time References

References to time are to local time, Vancouver, British Columbia.

1.10	Schedules

(a)	The following Schedules are annexed to this Agreement and are incorporated by reference into this Agreement and form a part hereof:

Schedule A      —      Plan of Arrangement
Schedule B      —      Arrangement Resolution
Schedule C      —      Acquiror Resolution
Schedule D      —      Key Regulatory Approvals

(b)	Each of the Company Disclosure Letter and the Acquiror Disclosure Letter itself and all information contained in them is confidential information and may not be disclosed unless (i) it is required to be disclosed pursuant to Law unless such Law permits the Parties to refrain from disclosing the information for confidentiality or other purposes, or (ii) a Party, acting reasonably and in good faith, needs to disclose it in order to enforce or exercise its rights under this Agreement.

ARTICLE 2
THE ARRANGEMENT

2.1	Arrangement and Meetings

(a)	The Company and Acquiror agree that the Arrangement will be implemented in accordance with and subject to the terms and conditions contained in this Agreement and the Plan of Arrangement.

(b)	The Parties agree that the Company Meeting and Acquiror Meeting shall be scheduled to be held on the same day and at the same time. If one of the Company Meeting or the Acquiror Meeting is postponed or adjourned in accordance with the terms of this Agreement, the Company and Acquiror agree that the Company Meeting or the Acquiror Meeting, as applicable, shall also be postponed or adjourned such that each meeting shall be held on the same day and at the same time, and agree to take such actions from time to time as may be necessary in order to ensure that this occurs.

2.2	Interim Order

The Company shall apply to the Court, in a manner acceptable to Acquiror, acting reasonably, pursuant to the BCBCA for the Interim Order as follows:

(a)	As soon as reasonably practicable following the date of execution of this Agreement, but in any event no later than June 4, 2021 (provided that, if current Court operations are disrupted in response to the COVID-19 pandemic, the hearing date may be extended until the earliest possible date on which the Court will grant a hearing (whether in person, via telephone or other virtual means) for these purposes), the Company shall file, proceed with and diligently pursue an application to the Court for the Interim Order which shall provide, among other things:

(i)	for the classes of persons to whom notice is to be provided in respect of the Arrangement and the Company Meeting and the manner in which such notice is to be provided;

(ii)	that the requisite approval for the Arrangement Resolution shall be:

(A)	66⅔% of the votes cast on the Arrangement Resolution by the Company Shareholders present in person (or virtually) or represented by proxy at the Company Meeting;

(B)	a majority of the votes cast by the Company Shareholders present in person (or virtually) or represented by proxy at the Company Meeting excluding for this purpose votes attached to the Company Shares held by persons described in items (a) through (d) of section 8.1(2) of MI 61-101; and

(C)	if and to the extent required by the Court, such other approval of Company Securityholders as may be required (collectively, the "Company Securityholder Approval");

(iii)	that, (A) subject to the discretion of the Court, the Company Meeting may be held as a virtual-only or hybrid shareholder meeting and the Company Securityholders who attend the Company Meeting shall be deemed to be present at the Company Meeting for all purposes, included for quorum requirements, (B) if a virtual-only Company Meeting is held with the approval of the Court, such meeting will be deemed to be held at the location of the Company's registered office, and (C) in all other respects, the terms, conditions and restrictions of the Company's constating documents, including quorum requirements and other matters, shall apply in respect of the Company Meeting;

(iv)	for the grant of Dissent Rights to registered Company Shareholders as contemplated in the Plan of Arrangement;

(v)	for notice requirements with respect to the presentation of the application to the Court for the Final Order;

(vi)	that the Company Meeting may be adjourned from time to time by the Company in accordance with the terms of this Agreement or as otherwise agreed by the Parties without the need for additional approval of the Court;

(vii)	that the record date for Company Securityholders entitled to notice of and to vote at the Company Meeting will not, unless required by Law or agreed to in writing by Acquiror and the Company, change in respect of any adjournment(s) of the Company Meeting;

(viii)	that the Parties intend to rely upon the Section 3(a)(10) Exemption, subject to and conditioned on the Court's determination that the Arrangement is substantively and procedurally fair to the Company Securityholders, with respect to the issuance of the Consideration Shares to the Company Securityholders pursuant to the Arrangement;

(ix)	that each Company Securityholder and any other affected person shall have the right to appear before the Court at the hearing of the Court to approve the application for the Final Order so long as they enter a response by the time stipulated in the Interim Order; and

(x)	for such other matters as Acquiror or the Company may reasonably require, subject to obtaining the prior consent of the other, such consent not to be unreasonably withheld, conditioned or delayed.

2.3	Company Recommendation

The Company represents and warrants to Acquiror that the Company Board:

(a)	has received the oral Company Fairness Opinions; and

(b)	has unanimously: (i) determined that the Arrangement and the entry into this Agreement are in the best interests of the Company; (ii) determined that the Arrangement is fair to the Company Securityholders; (iii) approved this Agreement and the transactions contemplated hereby; and (iv) resolved to recommend that Company Securityholders vote in favour of the Arrangement Resolution (collectively, the "Company Board Recommendation").

2.4	Acquiror Recommendation

Acquiror represents and warrants to the Company that the Acquiror Board:

(a)	has received the oral Acquiror Fairness Opinion; and

(b)	has unanimously: (i) determined that the Arrangement and the entry into this Agreement are in the best interests of Acquiror; (ii) determined that the Consideration is fair to Acquiror; (iii) approved this Agreement and the transactions contemplated hereby; and (iv) resolved to recommend that Acquiror Shareholders vote in favour of the Acquiror Resolution (collectively, the "Acquiror Board Recommendation").

2.5	Company Meeting

Subject to receipt of the Interim Order and the terms of this Agreement:

(a)	The Company agrees to convene and conduct the Company Meeting in accordance with the Interim Order, the Company's constating documents, Section 2.1(b) hereof and applicable Laws on or before July 7, 2021 (it being acknowledged that the foregoing date may be extended by the same number of days as contemplated by Section 2.2(a) to the extent applicable).

(b)	The Company will use its commercially reasonable efforts to solicit proxies in favour of the approval of the Arrangement Resolution, including, if so requested by Acquiror and determined by the Company to be prudent in the circumstances, using proxy solicitation services.

(c)	The Company will advise Acquiror as Acquiror may reasonably request, and at least on a daily basis on each of the last ten Business Days prior to the date of the Company Meeting, as to the tally of the proxies received by the Company in respect of the Arrangement Resolution.

(d)	The Company will give notice to Acquiror of the Company Meeting and allow representatives of Acquiror to attend the Company Meeting.

(e)	Except to comply with Section 2.1(b) or Section 7.3(d) hereof, or as required for quorum purposes (in which case the Company Meeting shall be adjourned and not cancelled), the Company will not adjourn, postpone or cancel the Company Meeting without the prior written consent of Acquiror and the obligations of the Company under this Section 2.5(e) will not be affected by the commencement, public proposal, public disclosure or communications to the Company or another person of any Acquisition Proposal relating to the Company.

(f)	The Company will promptly advise Acquiror of any written notice of dissent or purported exercise by any Company Shareholder of Dissent Rights received by the Company in relation to the Arrangement Resolution and any withdrawal of Dissent Rights received by the Company and, subject to applicable Law, any written communications sent by or on behalf of the Company to any Company Shareholder exercising or purporting to exercise Dissent Rights in relation to the Arrangement Resolution.

(g)	Promptly upon the request of Acquiror, the Company will use its commercially reasonable efforts to prepare or cause to be prepared and provide to Acquiror a list of Company Securityholders of all classes, as well as a security position listing from each depositor of its securities, including CDS Clearing and Depositary Services Inc., and will obtain and will deliver to Acquiror thereafter on demand supplemental lists setting out any changes thereto, all such deliveries to be in printed form and, if available, in computer-readable format.

2.6	Company Circular

(a)	Subject to Acquiror's compliance with Section 2.6(c) and receipt of the consents referred to therein, the Company shall prepare the Company Circular in compliance with applicable Securities Laws together with any other documents required by applicable Laws and file the Company Circular as soon as practicable, and in sufficient time to permit the Company Meeting to be held in accordance with Section 2.5(a) (as such date may be extended by such provision), in all jurisdictions where the same is required to be filed and mail or otherwise deliver the same as required by the Interim Order and in accordance with all applicable Laws, in all jurisdictions where the same is required, complying in all material respects with all applicable Laws in respect thereof.

(b)	The Company shall ensure that the Company Circular complies in all material respects with all applicable Laws and the Interim Order, and, without limiting the generality of the foregoing, that the Company Circular will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made (other than in each case with respect to any information relating to Acquiror and its affiliates) and shall provide the Company Securityholders with information in sufficient detail to permit them to form a reasoned judgment concerning the matters to be placed before them at the Company Meeting. Subject to Section 7.2, the Company Circular will include the Company Board Recommendation, and a statement that each director and senior officer of the Company intends to vote all of such director's and senior officer's Company Shares and, if required, all Company Incentive Awards entitled to vote, including any Company Shares issued upon the exercise of such Company Incentive Award, as applicable, in favour of the Arrangement Resolution, subject to the other terms of this Agreement and the Company Voting Agreements.

(c)	Acquiror will furnish to the Company on a timely basis all such information regarding Acquiror, its affiliates and the Consideration Shares, as may be reasonably required by the Company (including, as required by item 14.2 of Form 51-102F5, including any pro forma financial statements and other information relating to Acquiror) in the preparation of the Company Circular and other documents related thereto. Acquiror shall also use commercially reasonable efforts to obtain any necessary consents from Qualified Persons and its auditors to the use of any financial or technical information required to be included in the Company Circular. Acquiror shall ensure that (i) no such information will include any untrue statement of a material fact or omit to state a material fact required to be stated in the Company Circular in order to make any information so furnished or any information concerning Acquiror not misleading in light of the circumstances in which it is disclosed and (ii) such information constitutes full, true and plain disclosure of all material facts concerning Acquiror and its securities.

(d)	Acquiror and its legal counsel shall be given a reasonable opportunity to review and comment on the Company Circular, prior to the Company Circular being printed and mailed to the Company Securityholders and filed with the Securities Authorities, and reasonable consideration shall be given to any comments made by Acquiror and its counsel, provided that all information relating solely to Acquiror included in the Company Circular shall be in form and content satisfactory to Acquiror, acting reasonably. The Company shall provide Acquiror with a final copy of the Company Circular prior to mailing to the Company Securityholders.

(e)	The Company and Acquiror shall each promptly notify the other if at any time before the Effective Date it becomes aware (in the case of the Company only with respect to the Company and in the case of Acquiror only with respect to Acquiror) that the Company Circular contains an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made, or that otherwise requires an amendment or supplement to the Company Circular, and the Parties shall co-operate in the preparation of any amendment or supplement to the Company Circular, as required or appropriate, and the Company shall promptly mail or otherwise publicly disseminate any amendment or supplement to the Company Circular to the Company Securityholders and, if required by the Court or applicable Laws, file the same with the Securities Authorities and as otherwise required.

(f)	Company shall keep Acquiror informed of any requests or comments made by Securities Authorities in connection with the Company Circular.

2.7	Acquiror Meeting

Subject to the terms of this Agreement:

(a)	Acquiror agrees to convene and conduct the Acquiror Meeting in accordance with Acquiror's constating documents, Section 2.1(b) hereof and applicable Laws on or before July 7, 2021 (it being acknowledged that the foregoing date may be extended by the same number of days as contemplated by Section 2.2(a) to the extent applicable).

(b)	Acquiror will use its commercially reasonable efforts to solicit proxies in favour of the approval of the Acquiror Resolution, including, if so requested by the Company and determined by Acquiror to be prudent in the circumstances, using proxy solicitation services.

(c)	Acquiror will advise the Company as the Company may reasonably request, and at least on a daily basis on each of the last ten Business Days prior to the date of the Acquiror Meeting, as to the tally of the proxies received by Acquiror in respect of the Acquiror Resolution.

(d)	Acquiror will give notice to the Company of the Acquiror Meeting and allow representatives of the Company to attend the Acquiror Meeting.

(e)	Except to comply with Section 2.1(b) or Section 7.3(d) hereof, or as required for quorum purposes (in which case the Acquiror Meeting shall be adjourned and not cancelled), Acquiror will not adjourn, postpone or cancel the Acquiror Meeting without the prior written consent of the Company and the obligations of Acquiror under this Section 2.7(e) will not be affected by the commencement, public proposal, public disclosure or communications to Acquiror or another person of any Acquisition Proposal relating to Acquiror.

(f)	Promptly upon the request of the Company, Acquiror will use its commercially reasonable efforts to prepare or cause to be prepared and provide to the Company a list of Acquiror Shareholders of all classes, as well as a security position listing from each depositor of its securities, including CDS Clearing and Depositary Services Inc., and will obtain and will deliver to the Company thereafter on demand supplemental lists setting out any changes thereto, all such deliveries to be in printed form and, if available, in computer-readable format.

(g)	Subject to the prior written consent of the Company, the only business to be conducted at the Acquiror Meeting shall be approval of the Acquiror Resolution, presentation of financial statements, re-appointment of auditors, setting the number of directors to be elected and the election of directors.

2.8	Acquiror Circular

(a)	Subject to the Company's compliance with Section 2.8(c) and receipt of the consents referred to therein, Acquiror shall prepare the Acquiror Circular in compliance with applicable Securities Laws together with any other documents required by applicable Laws and file the Acquiror Circular as soon as practicable, and in sufficient time to permit the Acquiror Meeting to be held in accordance with Section 2.7(a) (as such date may be extended by such provision), in all jurisdictions where the same is required to be filed and mail the same in accordance with all applicable Laws, in all jurisdictions where the same is required, complying in all material respects with all applicable Laws in respect thereof.

(b)	Acquiror shall ensure that the Acquiror Circular complies in all material respects with all applicable Laws, and, without limiting the generality of the foregoing, that the Acquiror Circular will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made (other than in each case with respect to any information relating to the Company and its affiliates) and shall provide Acquiror Shareholders with information in sufficient detail to permit them to form a reasoned judgment concerning the matters to be placed before them at the Acquiror Meeting. Subject to Section 7.2, the Acquiror Circular will include the Acquiror Board Recommendation, and a statement that each director and senior officer of Acquiror intends to vote all of such director's and senior officer's Acquiror Shares (including any Acquiror Shares issued upon the exercise of any Acquiror Options) in favour of the Acquiror Resolution, subject to the terms and conditions of this Agreement and the Acquiror Voting Agreements.

(c)	The Company will furnish to Acquiror on a timely basis all such information regarding Company, its affiliates and the Company Shares as may be reasonably required by Acquiror (including, as required by item 14.2 of Form 51-102F5 and any information reasonably required to permit Acquiror to prepare any required pro forma financial statements relating to Acquiror) in the preparation of the Acquiror Circular and other documents related thereto. The Company shall also use commercially reasonable efforts to obtain any necessary consents from Qualified Persons and its auditors to the use of any financial or technical information required to be included in the Acquiror Circular. The Company shall ensure that (i) no such information will include any untrue statement of a material fact or omit to state a material fact required to be stated in the Acquiror Circular in order to make any information so furnished or any information concerning the Company not misleading in light of the circumstances in which it is disclosed and (ii) such information constitutes full, true and plain disclosure of material facts concerning the Company and its securities.

(d)	The Company and its legal counsel shall be given a reasonable opportunity to review and comment on the Acquiror Circular, prior to the Acquiror Circular being printed and mailed to the Acquiror Shareholders and filed with the Securities Authorities, and reasonable consideration shall be given to any comments made by the Company and its counsel, provided that all information relating solely to the Company included in the Acquiror Circular shall be in form and content satisfactory to the Company, acting reasonably. Acquiror shall provide the Company with a final copy of the Acquiror Circular prior to mailing to the Acquiror Shareholders.

(e)	The Company and Acquiror shall each promptly notify the other if at any time before the Effective Date it becomes aware (in the case of the Company only with respect to the Company and in the case of Acquiror only with respect to Acquiror) that the Acquiror Circular contains an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made, or that otherwise requires an amendment or supplement to the Acquiror Circular, and the Parties shall co-operate in the preparation of any amendment or supplement to the Acquiror Circular, as required or appropriate, and Acquiror shall promptly mail or otherwise publicly disseminate any amendment or supplement to the Acquiror Circular to the Acquiror Shareholders and, if required by applicable Laws, file the same with the Securities Authorities and as otherwise required.

(f)	Acquiror shall keep the Company informed of any requests or comments made by Securities Authorities in connection with the Acquiror Circular.

2.9	Solicitation of Proxies

Acquiror may, at any time, directly or through a soliciting dealer or proxy solicitation agent, actively solicit proxies in favour of the Arrangement Resolution. The Company may, at any time, directly or through a soliciting dealer or proxy solicitation agent, actively solicit proxies in favour of the Acquiror Resolution.

2.10	Final Order

If: (a) the Interim Order is obtained; (b) the Company Securityholder Approval is obtained; and (c) the Acquiror Shareholder Approval is obtained, subject to the terms of this Agreement, the Company shall as soon as reasonably practicable thereafter and in any event within three Business Days of the Company Securityholder Approval and Acquiror Shareholder Approval being obtained, take all steps necessary or desirable to submit the Arrangement to the Court and diligently pursue an application for the Final Order pursuant to section 291 of the BCBCA.

2.11	Court Proceedings

Subject to the terms of this Agreement, Acquiror will cooperate with, assist and consent to the Company seeking the Interim Order and the Final Order, including by providing the Company on a timely basis any information required to be supplied by Acquiror in connection therewith. The Company will provide legal counsel to Acquiror with a reasonable opportunity to review and comment upon drafts of all material to be filed with the Court in connection with the Arrangement, and will give reasonable consideration to all such comments. The Company will also provide legal counsel to Acquiror on a timely basis with copies of any notice of appearance or notice of intent to oppose and any evidence served on the Company or its legal counsel in respect of the application for the Interim Order or the Final Order or any appeal therefrom. Subject to applicable Law, the Company will not file any material with the Court in connection with the Arrangement or serve any such material, and will not agree to modify or amend materials so filed or served, except as contemplated hereby or with Acquiror's prior written consent, such consent not to be unreasonably withheld, conditioned or delayed; provided that nothing herein shall require Acquiror to agree or consent to any increase in the Consideration or other modification or amendment to such filed or served materials that expands or increases Acquiror's obligations set forth in this Agreement.

2.12	Payment of Consideration and Advance of Acquiror Loan

Acquiror will, following receipt of the Final Order and at least two Business Days prior to the Effective Time: (a) deposit in escrow with the Depositary sufficient Consideration Shares and cash to satisfy the Consideration payable to the Company Shareholders pursuant to the Arrangement; and (b) advance the Acquiror Loan to the Company by paying such amount in escrow to the Escrow Agent for payment to the applicable persons on the Effective Date. The Parties agree that the terms and conditions of the arrangements with the Depositary and Escrow Agent shall be satisfactory to each Party, acting reasonably.

2.13	Preparation of Filings

Acquiror and the Company shall co-operate in the preparation of any application for the Key Regulatory Approvals and any other orders, registrations, consents, filings, rulings, exemptions and approvals and the preparation of any documents reasonably deemed by either of the Parties to be necessary to discharge its respective obligations or otherwise advisable under applicable Laws in connection with this Agreement or the Plan of Arrangement.

2.14	Effective Date

The Arrangement shall become effective at the Effective Time on the Effective Date. The Parties shall use their reasonable commercial efforts to cause the Effective Date to occur as soon as reasonably practicable, but in any event no later than three Business Days following the date on which all conditions set forth in Sections 6.1, 6.2 and 6.3 have been satisfied or waived (excluding conditions that, by their terms, cannot be satisfied until the Effective Time, but subject to the satisfaction or, where not prohibited, the waiver by the applicable Party or Parties in whose favour the condition is, of those conditions as of the Effective Time) unless another time or date is agreed to in writing by the Parties, and, in any event not later than the Outside Date. From and after the Effective Time, the Plan of Arrangement will have all of the effects provided by applicable Law, including the BCBCA.

2.15	Director and Employee Matters

(a)	The Company represents and warrants that Schedule 2.15(a) of the Company Disclosure Letter sets out a true and complete list of all obligations of the Company pursuant to all employment agreements, termination, severance and retention plans or policies applicable to directors, officers and employees of the Company (including the directors, the Non-Continuing Executives, the Continuing Executives and the Continuing Employees) providing for cash or other compensation or benefits (including payments in satisfaction of Company Incentive Awards), arising upon the consummation of the Arrangement, (the "Company Employee Costs") and such disclosure includes:

(i)	the name of each individual entitled to payment of Company Employee Costs;

(ii)	a reference to the agreement or plan or other legal requirement under which the Company Employee Costs arises; and

(iii)	the total amount of each individual's Company Employee Costs, as applicable and the method of calculating such payment.

(b)	Prior to the Effective Time, the Company shall use commercially reasonable efforts to cause all directors of the Company to: (i) provide resignations from directorship of the Company and, if applicable, its subsidiaries, effective as at the Effective Time and conditional upon consummation of the Arrangement, and (ii) enter into mutual releases with each such director of all claims against the other, excluding any claims arising from (A) any rights to indemnity that the director may have under applicable Law, including under the BCBCA or the by-laws or other constating documents of the Company or subsidiary, or any agreement with the Company or subsidiary; (B) any rights to contribution or indemnification that the director may have with respect to coverage under any applicable director's and officer's insurance policy of the Company or any subsidiary (the rights described in (A) and (B) shall collectively be referred to as "Indemnity Obligations"); (C) any amounts payable in respect of Company Incentive Awards as set out in Schedule 2.15 or unpaid meeting fees; and (D) any amounts payable pursuant to the Arrangement.

(c)	The Parties acknowledge that the Arrangement will result in a "change of control" for the purposes of the agreements listed in Schedule 3.1(cc)(ii) of the Company Disclosure Letter. Acquiror and the Company acknowledge and agree that the employment of the officers and senior management of the Company identified on Schedule 2.15(c) of the Company Disclosure Letter (the "Non-Continuing Executives") will each be terminated by the Company prior to the Effective Time. Prior to the Effective Time, the Company shall use commercially reasonable efforts to cause each of the Non-Continuing Executives to (i) enter into a separation agreement with the Company on terms and conditions acceptable to the Company, Acquiror and the Non-Continuing Executive, each acting reasonably, provided that each such agreement shall (A) be conditional upon consummation of the Arrangement; (B) be effective as at the Effective Time; and (C) provide for the severance payments set out under the heading "Change of Control" opposite the Non-Continuing Executive's name on Schedule 2.15(a) in accordance with the terms of the Non-Continuing Executive's employment agreement listed in Schedule 3.1(cc)(ii) of the Company Disclosure Letter or applicable Law (for certainty, on the basis that the Arrangement constitutes a change of control under such agreement and such Non-Continuing Executive has been terminated or is entitled to immediately resign for "constructive dismissal" or "good reason" as contemplated by the terms thereof) and which shall be the only payments required to be made by the Company and its affiliates or the Acquiror and its affiliates to such Non-Continuing Executives in respect of services rendered or otherwise to the Company on the Effective Date or thereafter, other than any amounts payable in respect of Company Incentive Awards set out in Schedule 2.15, and any amounts payable pursuant to the Arrangement; (D) provide for Indemnity Obligations which shall be the only future obligations owed by the Company and its affiliates or the Acquiror and its affiliates to such Non-Continuing Executives; and (ii) execute a full and final mutual release between the Company and the Non-Continuing Executives, in the form and substance satisfactory to Acquiror, the Company and such Non-Continuing Executive, each acting reasonably.

(d)	Acquiror and the Company covenant and agree that at least five Business Days prior to the Effective Date, the Company shall deliver a written notice to Acquiror setting out the following information: (1) the Company Employee Costs and the most recent estimate of the unpaid Company Transaction Costs, (2) the Company's estimate of the amount of immediately available cash expected to be in Company accounts in Canada to satisfy the Company Employee Costs and unpaid Company Transaction Costs on the Effective Date, and (3) having regard to the foregoing, the amount to be loaned by Acquiror to Company pursuant to Section 2.12 which shall represent the difference between item (2) and item (1) above, plus an additional amount agreed by the Parties, acting reasonably (and having regard to potential increases in the market price of the Company Shares prior to the Effective Date), to ensure that the Company has sufficient cash on hand to satisfy all Company Employee Costs and unpaid Company Transaction Costs on or prior to the Effective Date (such aggregate amount being the "Acquiror Loan").

(e)	The Company shall use commercially reasonable efforts to co-operate with Acquiror to ensure the continued employment following the Effective Date of the Continuing Employees and Continuing Executives.

(f)	Acquiror shall, following completion of the Arrangement, cause the Company, its subsidiaries and any successor to the Company to honour and comply with existing statutory employment rights and the terms of the severance payment obligations of the Company or its subsidiaries under the existing employment, consulting, change of control and severance agreements of the Company or its subsidiaries to the extent such obligation is listed in Part 1 of Schedule 2.15(f) of the Company Disclosure Letter, including the Retention Agreements. In addition, with respect to all employee benefit and incentive plans of Acquiror and its affiliates that Acquiror or its affiliates designates as being for the benefit of Continuing Employees and Continuing Executives, for all purposes, including eligibility to participate, level of benefits, vesting and benefit accruals, each Continuing Employee's and each Continuing Executive's service with the Company or any of its subsidiaries shall be treated as service with Acquiror or any of its affiliates. Without limiting the foregoing, Acquiror shall provide all Continuing Employees and Continuing Executives with a bonus for 2021 as if such employees had been employed by Acquiror or any affiliate of Acquiror for the entire calendar year of 2021 and such bonus shall be in an amount that is not less than the entitlements under the applicable Company incentive plan listed in Part 2 of Schedule 2.15(f). The provisions of this Section 2.15(f) are intended for the benefit of, and shall be enforceable by, each party to any such agreements, his or her heirs and his or her legal representatives and, for such purpose, the Company hereby confirms that it is acting as agent on their behalf. Furthermore, this Section 2.15(f) shall survive the termination of this Agreement as a result of the occurrence of the Effective Date. Notwithstanding the above, Acquiror and a Continuing Employee or Continuing Executive may agree to different terms with respect to the payment of change of control payments to or the honouring of existing severance obligations for such Continuing Employee or Continuing Executive.

(g)	Acquiror acknowledges and agrees that the corporate employees identified in Schedule 2.15(g) of the Company Disclosure Letter have contractual entitlements to the cash severance payments set out therein in certain circumstances. Acquiror further covenants and agrees that if the employment of any such corporate employee is terminated by Acquiror, the Company or any of their subsidiaries for any reason within the longer of (A) the six month period immediately following the Effective Date, or (B) any longer period provided for in the contract governing such severance entitlements, Acquiror shall promptly, and in any event within three Business Days of the date of termination of employment, pay the relevant amount set out in Schedule 2.15(g) (less any applicable withholdings required by applicable Law), to any such terminated corporate employee.

2.16	Treatment of Company Incentive Awards

The Parties acknowledge and agree that the outstanding Company Incentive Awards shall be treated in accordance with the Plan of Arrangement.

2.17	Announcement and Shareholder Communications

Acquiror and the Company shall jointly publicly announce the transactions contemplated hereby promptly following the execution of this Agreement by Acquiror and the Company, the text and timing of such joint announcement to be approved by Acquiror and the Company in advance, acting reasonably. Acquiror and the Company agree to co-operate in the development and preparation of a joint communication plan (including the preparation of presentations) with respect to the Company Shareholders, Acquiror Shareholders, the Company employees and other stakeholders (including any Governmental Entity) regarding the Plan of Arrangement, and neither the Company nor Acquiror shall: (a) issue any news release or otherwise make any public statement or disclosure with respect to this Agreement or the Plan of Arrangement without the prior written consent of the other Party (which consent shall not be unreasonably withheld or delayed); or (b) make any filing with any Governmental Entity or with any Exchange with respect thereto without prior consultation with the other Party; provided, however, that the foregoing shall be subject to each Party's overriding obligation to make any disclosure or filing required under applicable Laws or stock exchange rules, and the Party making such disclosure shall use all commercially reasonable efforts to give prior oral or written notice to the other Party and reasonable opportunity to review or comment on the disclosure or filing, and if such prior notice is not possible, to give such notice immediately following the making of such disclosure or filing. The Parties acknowledge and agree that each of Acquiror and the Company will file this Agreement (with such redactions as may be mutually agreed upon between Acquiror and the Company, each acting reasonably) and a material change report relating thereto on SEDAR.

2.18	Withholding Taxes

(a)	Acquiror, the Company, and the Depositary, as applicable, shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable to any person hereunder and from all distributions otherwise payable to any former Company Securityholders such amounts as Acquiror, the Company, or the Depositary may be required or permitted to deduct and withhold therefrom under any provision of applicable Laws in respect of Taxes. To the extent that such amounts are so deducted and withheld, such amounts shall be treated for all purposes under this Agreement as having been paid to the person to whom such amounts would otherwise have been paid, provided that such withheld amounts are actually remitted to the appropriate Governmental Entity.

(b)	The Company shall be exclusively responsible to ensure compliance with any obligations in respect of withholding Taxes in respect of any amounts paid in connection with the exercise or settlement of Company Incentive Awards (whether pursuant to Section 2.16 or otherwise), and the Company shall deliver the consideration for the foregoing net of such amounts to holders of Company Incentive Awards. Any such amounts deducted, withheld and remitted by the Company will be treated for all purposes, including under this Agreement, as having been paid to the holders of Company Incentive Awards in respect of which such deduction, withholding and remittance was made, provided that such deducted and withheld amounts are timely remitted to the appropriate Governmental Entity.

2.19	Adjustment of Consideration

If, between the date of this Agreement and the Effective Time, the Company declares or pays any dividend on the Company Shares with approval of Acquiror, then the Exchange Ratio shall be appropriately adjusted to provide to Company Shareholders the same economic effect as contemplated by this Agreement and the Arrangement prior to such action and as so adjusted shall, from and after the date of such event, be the Exchange Ratio.

2.20	U.S. Securities Law Matters

The Parties intend that the Arrangement shall be carried out such that the issuance of the Consideration Shares to the Company Securityholders in exchange for Company Shares qualifies for the exemption from the registration requirements of the U.S. Securities Act provided by the Section 3(a)(10) Exemption and applicable U.S. state securities laws in reliance upon similar exemptions under applicable U.S. state securities laws. Each Party agrees to act in good faith, consistent with the intent of the Parties and the intended treatment of the Arrangement as set forth in this Section 2.20. In order to ensure the availability of the Section 3(a)(10) Exemption, the Parties agree that the Arrangement will be carried out on the following basis:

(a)	the Arrangement will be subject to the approval of the Court;

(b)	prior to the Court hearing required to issue the Interim Order, the Court will be advised as to the intention of the Parties to rely on the Section 3(a)(10) Exemption with respect to the issuance of the Consideration Shares after the Effective Time and in accordance with the Plan of Arrangement;

(c)	the Court will be required to satisfy itself as to the substantive and procedural fairness of the Arrangement to the Company Securityholders;

(d)	the Court will hold a hearing before approving the procedural and substantive fairness of the terms and conditions of the Arrangement;

(e)	the Final Order will expressly state that the Arrangement is approved by the Court as being substantively and procedurally fair to the Company Securityholders to whom Consideration Shares will be issued;

(f)	the Parties will ensure that each Company Securityholder entitled to receive Consideration Shares on completion of the Arrangement will: (i) be given adequate notice advising them of their right to attend the Court hearing and providing them with sufficient information necessary for them to exercise that right; and (ii) be advised that the Consideration Shares issuable pursuant to the Arrangement have not been and will not be registered under the U.S. Securities Act and will be issued by Acquiror in reliance on the Section 3(a)(10) Exemption, and that certain restrictions on resale under the securities laws of the United States, including, as applicable, Rule 144 under the U.S. Securities Act, may be applicable with respect to securities issued to affiliates of Acquiror;

(g)	the Interim Order will specify that each Company Securityholder entitled to receive Consideration Shares on completion of the Arrangement will have the right to appear before the Court at the Court hearing on the Final Order so long as such Company Securityholder enters an appearance within a reasonable time and in accordance with the requirements of the Section 3(a)(10) Exemption; and

(h)	Acquiror will request that the Final Order include a statement to substantially the following effect: "This Order will serve as a basis of a claim to an exemption, pursuant to Section 3(a)(10) of the United States Securities Act of 1933, as amended, from the registration requirements otherwise imposed by that act, regarding the distribution of securities of Acquiror, pursuant to the Plan of Arrangement."

ARTICLE 3
REPRESENTATIONS AND WARRANTIES Of the Company

3.1	Representations and Warranties

The Company hereby represents and warrants to and in favour of Acquiror as follows, except to the extent that such representations and warranties are qualified by the Company Disclosure Letter, and acknowledges that Acquiror is relying upon such representations and warranties in connection with the entering into of this Agreement:

(a)	Board Approval. As of the date hereof, the Company Board, after consultation with its financial and legal advisors, has made the determinations set out in Section 2.3(b) and has unanimously resolved to make the Company Board Recommendation to the Company Securityholders that they vote in favour of the Arrangement Resolution.

(b)	Fairness Opinions. The Company Board has received the oral Company Fairness Opinions.

(c)	Organization and Qualification. The Company and each of its subsidiaries is a corporation duly incorporated or an entity duly created and validly existing under the applicable Laws of its jurisdiction of incorporation, continuance or creation and has all necessary corporate or other power and capacity to own its property and assets as now owned and to carry on its business as it is now being conducted. The Company and each of its subsidiaries: (i) has all Permits necessary to conduct its business substantially as now conducted, as such business is disclosed in the Company Public Disclosure Record, except where the failure to have such Permit would not have a Material Adverse Effect with respect to the Company; and (ii) is duly registered or otherwise authorized and qualified to do business and each is in good standing in each jurisdiction in which the character of its properties, owned, leased, licensed or otherwise held, or the nature of its activities makes such qualification necessary, except where the failure to be so registered or in good standing would not have a Material Adverse Effect with respect to the Company.

(d)	Authority Relative to this Agreement. The Company has the requisite corporate power and capacity to enter into this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by the Company and the performance by the Company of its obligations under this Agreement have been duly authorized by the Company Board and, subject to obtaining the Company Securityholder Approval, the Interim Order and the Final Order in the manner contemplated herein and therein, no other corporate proceedings on its part are necessary to authorize this Agreement or the Arrangement. This Agreement has been duly executed and delivered by the Company and constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.

(e)	No Violation. Neither the authorization, execution and delivery of this Agreement by the Company nor the completion of the transactions contemplated by this Agreement including the Arrangement, nor the performance of its obligations thereunder, nor compliance by the Company with any of the provisions of this Agreement will:

(i)	violate, conflict with, or result (with or without notice or the passage of time) in a violation or breach of any provision of, or require, other than the Key Third Party Consents and Key Regulatory Approvals that relate to the Company, any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration of indebtedness under, or result in the creation of any Lien upon, any of the properties or assets of the Company or any of its subsidiaries, or cause any indebtedness to come due before its stated maturity or cause any credit commitment to cease to be available or cause any payment or other obligation to be imposed on the Company or any of its subsidiaries, under any of the terms, conditions or provisions of:

(A)	their respective articles, charters or by-laws or other comparable organizational documents; or

(B)	any Permit or Material Contract to which the Company or any of its subsidiaries is a party or to which any of them, or any of their respective properties or assets, may be subject or by which the Company or any of its subsidiaries is bound;

(ii)	subject to obtaining the Key Regulatory Approvals,

(A)	result (with or without notice or the passage of time) in a violation or breach of or constitute a default under any provisions of any Laws applicable to the Company or any of its subsidiaries or any of their respective properties or assets; or

(B)	cause the suspension, revocation or, to the Company's knowledge, prevent the renewal of any Permit currently in effect relating to the Company or any of its subsidiaries,

(except, in the case of each of clauses (i) and (ii) above, for such violations, conflicts, breaches, defaults, terminations, accelerations, creations of Liens, suspensions or revocations which, or any consents (expressly excluding the Key Third Party Consents and Key Regulatory Approvals), approvals, notices or renewals, which if not given or received, would not, individually or in the aggregate, have any Material Adverse Effect with respect to the Company);

(iii)	give rise to any rights of first refusal or trigger any change in control provisions, rights of first offer or first refusal or any similar provisions or any restrictions or limitation under any such Material Contract to which the Company or any of its subsidiaries is a party or Permit; or

(iv)	result in any material, individually or in the aggregate, payment (including severance, unemployment compensation, "golden parachute", bonus or otherwise) becoming due to any director, officer or employee of the Company or any subsidiary of the Company or increase any benefits otherwise payable under any pension or benefit plan of the Company or any subsidiary of the Company or result in the acceleration of the time of payment or vesting of any such benefits other than the Company Employee Costs.

The Key Third Party Consents are the only consents and approvals required from any third party under any Material Contracts of the Company or any of its subsidiaries in order for the Company and its subsidiaries to proceed with the execution and delivery of this Agreement and the completion of the transactions contemplated by this Agreement and the Arrangement pursuant to the Plan of Arrangement.

(f)	Capitalization. The authorized share capital of the Company consists of an unlimited number of Company Shares without par value. As of the close of business on April 23, 2021, 374,933,842 Company Shares were issued and outstanding, and an aggregate of up to 1,431,944 Company Shares were issuable upon the exercise of Company Options, an aggregate of up to 9,975,733 Company Shares were issuable upon the exercise of Company RSUs, an aggregate of up to 5,207,025 Company Shares were issuable upon the exercise of Company PSUs, and which are subject to a multiplier ranging from 0% to 200% depending upon the achievement level of certain performance targets, and an aggregate of up to 4,122,183 Company Shares were issuable upon the exercise of Company DSUs. There are no other options, warrants, conversion privileges or other rights, shareholder rights plans, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) requiring or which may require the issuance, sale or transfer by the Company of any securities of the Company (including Company Shares), or any securities or obligations convertible into, or exchangeable or exercisable for, or otherwise evidencing a right or obligation to acquire, any securities of the Company (including Company Shares) or any material subsidiary of the Company. All outstanding Company Shares have been duly authorized and validly issued, are fully paid and non-assessable, and all Company Shares issuable upon the exercise of the Company Options in accordance with their respective terms have been duly authorized and, upon issuance, will be validly issued as fully paid and non-assessable, and are not and will not be subject to, or issued in violation of, any pre-emptive rights. All Company Shares issuable upon vesting of the Company RSUs, Company PSUs and Company DSUs, in accordance with their respective terms, will by duly authorized and validly issued as fully paid and non-assessable and will not be subject to, any pre-emptive rights. All securities of the Company (including the Company Shares and the Company Options) have been issued in compliance in all material respects with all applicable Laws and Securities Laws. There are no securities of the Company or of any of its subsidiaries outstanding which have the right to vote generally (or are convertible into or exchangeable for securities having the right to vote generally, except in the case of the Company Options and, if applicable, the Company Incentive Awards) with the Company Shareholders on any matter. There are no outstanding contractual or other obligations of the Company or any subsidiary to repurchase, redeem or otherwise acquire any of the Company's securities or with respect to the voting or disposition of any outstanding securities of any of its subsidiaries. There are no outstanding bonds, debentures or other evidences of indebtedness of the Company or any of its subsidiaries having the right to vote with the holders of the outstanding Company Shares on any matters.

(g)	Reporting Status and Securities Laws Matters. The Company is a "reporting issuer" and not on the list of reporting issuers in default under applicable Securities Laws in each of the provinces and territories of Canada, except Quebec. No delisting, suspension of trading in or cease trading order with respect to any securities of the Company and, to the knowledge of the Company, no inquiry or investigation (formal or informal) of any Securities Authority or the TSX is in effect or ongoing or, to the knowledge of the Company, expected to be implemented or undertaken with respect to the foregoing.

(h)	Ownership of Subsidiaries. Schedule 3.1(h) of the Company Disclosure Letter includes a complete and accurate list of all subsidiaries owned or controlled, directly or indirectly, by the Company. All of the issued and outstanding shares of capital stock and other ownership interests in such subsidiaries of the Company are duly authorized, validly issued, fully paid and, where the concept exists, non-assessable, and all such shares and other ownership interests held directly or indirectly by the Company are legally and beneficially owned free and clear of all Liens, and there are no outstanding options, warrants, rights, entitlements, understandings or commitments (contingent or otherwise) regarding the right to purchase or acquire, or securities convertible into or exchangeable for, any such shares of capital stock or other ownership interests in or material assets or properties of any of the subsidiaries of the Company. There are no Contracts, commitments, agreements, understandings, arrangements or restrictions which require any subsidiaries of the Company to issue, sell or deliver any shares in its share capital or other ownership interests, or any securities or obligations convertible into or exchangeable for, any shares of its share capital or other ownership interests. There are no outstanding options, rights, entitlements, understandings or commitments (contingent or otherwise) providing to any third party the right to acquire any shares or other ownership interests in any subsidiaries of the Company.

(i)	Public Filings. The Company has filed or furnished, as applicable, all documents required to be filed or furnished by it in accordance with applicable Securities Laws with the Securities Authorities or the TSX. All such documents and information comprising the Company Public Disclosure Record, as of their respective dates (and the dates of any amendments thereto): (i) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading; and (ii) complied in all material respects with the requirements of applicable Securities Laws, and any amendments to the Company Public Disclosure Record required to be made have been filed on a timely basis with the Securities Authorities or the TSX. The Company has not filed any confidential material change report with any Securities Authorities that at the date of this Agreement remains confidential.

(j)	Company Financial Statements. The Company's audited consolidated annual financial statements as at and for the years ended December 31, 2020 and 2019, including the notes thereto and the related management's discussion and analysis (the "Company Financial Statements") were prepared in accordance with IFRS consistently applied (except: (i) as otherwise indicated in such financial statements and the notes thereto or, in the case of audited annual financial statements, in the related report of the Company's independent auditors; or (ii) in the case of unaudited interim financial statements, are subject to normal period end adjustments and may omit notes which are not required by applicable Laws in the unaudited statements) and fairly present in all material respects the consolidated financial position, results of operations and cash flows of the Company and its subsidiaries as of the dates thereof and for the periods indicated therein (subject, in the case of any unaudited interim financial statements, to normal period end adjustments) and reflect reserves required by IFRS in respect of all material contingent liabilities, if any, of the Company and its subsidiaries on a consolidated basis. There has been no material change in the Company's accounting policies, except as described in the notes to the Company Financial Statements, since December 31, 2020.

(k)	Internal Controls and Financial Reporting. The Company has designed such disclosure controls and procedures, or caused them to be designed under the supervision of its President and Chief Executive Officer and its Chief Financial Officer, to provide reasonable assurance that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted under securities legislation is accumulated and communicated to the Company's President and Chief Executive Officer and Chief Financial Officer to allow timely decisions regarding required disclosure. The Company maintains systems of "internal control over financial reporting" that have been designed by, or under the supervision of, its President and Chief Executive Officer and its Chief Financial Officer, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Since January 1, 2020, the Company's auditors and the audit committee of the Company Board have not been advised of: (i) any deficiency, or a combination of deficiencies, in the design or operation of internal controls over financial reporting that would constitute a significant deficiency or material weakness; or (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal control over financial reporting.

(l)	Competition Act. Neither the aggregate value of the assets of the Company, together with its subsidiaries, in Canada nor the gross revenues from sales in or from Canada generated from the assets of the Company, together with its subsidiaries, as calculated in accordance with the Competition Act, exceed the applicable thresholds for notifiable transactions under Part IX of the Competition Act.

(m)	Anti-Corruption. Neither the Company, nor any of its subsidiaries, nor any of the officers, directors or employees acting on behalf of the Company or any of its subsidiaries:

(i)	has engaged, directly or indirectly, in any action, transaction, conduct or omission that is in contravention of the Anti-Corruption Laws;

(ii)	has been or is the subject of any investigation by any Governmental Entity or regulatory agency regarding any actual, alleged or potential violation of Anti-Corruption Laws;

(iii)	has been assessed any criminal or civil penalty related to any Anti-Corruption Law; or

(iv)	is a Government-Related Person, other than directors of the Company's subsidiaries nominated to such positions in accordance with Laws.

(n)	Sanctions and Export Controls. Neither the Company, nor any of its subsidiaries, nor any of the officers, directors or employees acting on behalf of the Company or any of its subsidiaries has directly or indirectly, knowingly taken any action in violation of any export restrictions, anti-money laundering, anti-boycott regulations, embargo regulations, or other similar applicable Canadian or other foreign Laws, and to the knowledge of the Company no such action has been taken by any of its agents, representatives or other persons acting on behalf of the Company or any of its subsidiaries.

(o)	Books and Records. The financial books, records and accounts of the Company and its material subsidiaries have, in all material respects, been maintained in accordance with applicable Law, in accordance with IFRS and the accounting principles generally accepted in the country of domicile of such entity and, in each case, are stated in reasonable detail and in all material respects accurately and fairly reflect the material transactions and dispositions of the assets of the Company and its material subsidiaries and in all material respects accurately and fairly reflect the basis for the Company Financial Statements.

(p)	Minute Books. The minute books of the Company and each of its material subsidiaries are true and correct in all material respects; they contain the duly signed minutes of all meetings of the boards of directors and shareholders and all resolutions passed by the boards of directors and the shareholders thereof except for minutes relating to the proposed transaction between Acquiror and the Company; provided that minutes for recent meetings of the Company Board and committees thereof and the board meetings and committee meetings of the Company's material subsidiaries which have not been finalized as of the date hereof will be finalized and included in the minute books in accordance with the Company's past practice.

(q)	No Undisclosed Liabilities. The Company and its subsidiaries on a consolidated basis have no material outstanding indebtedness or liabilities and are not party to or bound by any suretyship, guarantee, indemnification or assumption agreement, or endorsement of, or any other similar commitment with respect to the obligations, liabilities or indebtedness of any person that are material to the Company, other than those: (i) specifically identified in the Company Financial Statements; (ii) incurred in the ordinary course of business since the date of the most recent Company Financial Statements; or (iii) incurred in connection with this Agreement.

(r)	No Material Change. Except as disclosed in the Company Public Disclosure Record or as a result of COVID-19 Measures, since December 31, 2020: (i) there has been no material change in respect of the Company and its material subsidiaries, taken as a whole; (ii) there has been no dividend or distribution of any kind declared, paid or made by the Company on any Company Shares or by the Company's subsidiaries on their outstanding shares; and (iii) the Company and its material subsidiaries have carried on business in the ordinary course.

(s)	Litigation. Except as disclosed in the Company Public Disclosure Record, there are no material claims, actions, suits, grievances, complaints or proceedings pending or, to the knowledge of the Company, threatened affecting the Company or any of its subsidiaries or affecting any of their respective property or assets at law or in equity before or by any Governmental Entity, including indigenous land claims, royalty payments or matters arising under Environmental Laws. Neither the Company nor any of its material subsidiaries nor their respective assets or properties is subject to any outstanding material judgment, order, writ, injunction or decree.

(t)	Taxes. Except as provided for in the Company Financial Statements:

(i)	the Company and each of its material subsidiaries has duly and timely filed all Returns required to be filed by it prior to the date hereof, other than those which have been administratively waived, and all such Returns are complete and correct in all material respects;

(ii)	the Company and each of its material subsidiaries has paid on a timely basis all Taxes which are due and payable, and all Taxes set out in any Return, assessment or reassessment, other than those which are being or have been contested in good faith and in respect of which reserves have been provided in the most recently published Company Financial Statements;

(iii)	no material deficiencies, assessments, reassessments, audits, litigation, proposed adjustments or matters in controversy exist or have been asserted in writing with respect to Taxes of the Company or any of its material subsidiaries, and neither the Company nor any of its material subsidiaries is a party to any objection, appeal, audit, action or proceeding for assessment or collection of Taxes and no such event has been asserted or, to the knowledge of the Company, threatened in writing against the Company or any of its material subsidiaries or any of their respective assets, that would have a Material Adverse Effect;

(iv)	no written claim has been made by any Governmental Entity in a jurisdiction where the Company and any of its material subsidiaries does not file Returns that the Company or any of its material subsidiaries is or may be subject to Tax by that jurisdiction;

(v)	there are no Liens for unpaid Taxes (other than in respect of Taxes not yet due and payable) upon any of the assets of the Company or any of its material subsidiaries;

(vi)	the Company and each of its material subsidiaries has charged, withheld, collected, and remitted all amounts required to be charged, withheld, collected, and remitted by it on account of Taxes and has remitted all such amounts to the appropriate Governmental Entity when required by Law to do so, except where the failure to do so would not, individually or in the aggregate, result in a Material Adverse Effect with respect to the Company;

(vii)	there are no outstanding agreements extending or waiving the statutory period of limitations applicable to any claim for, or the period for the collection or assessment or reassessment of, Taxes due from the Company or any of its material subsidiaries for any taxable period and no request for any such waiver or extension is currently pending;

(viii)	all the Returns, audit reports and assessments in the Company Data Room Information were true correct and complete copies of such Returns, audit reports and assessments; and

(ix)	the Company Shares are listed on a "designated stock exchange", as that term is defined in section 248(1) of the Tax Act.

(u)	Property.

(i)	The Company Properties are accurately described in all material respects in the Company Public Disclosure Record.

(ii)	The Company Public Disclosure Record, together with the Company Data Room Information, discloses all material real and immoveable property legally or beneficially owned, licensed, or leased by the Company or its material subsidiaries, or in respect of which the Company or its material subsidiaries enjoy the benefit of rights of way, surface rights, easements and Permits for the use of real and immoveable property, and there is no other material real and immoveable property in respect of which the Company or its material subsidiaries has any interest.

(iii)	The Concessions relating to the Company Properties are the only mining Concessions, claims, leases, licenses, Permits or other rights that are required to conduct the activities of the Company or its material subsidiaries on the Company Properties as currently conducted.

(iv)	Except as would not reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect to the Company: (i) each Concession relating to the Company Properties is in full force and effect and in good standing; and (ii) the interests of the Company or its material subsidiaries in each Concession relating to the Company Properties is held free and clear of all Liens. The Company Public Disclosure Record, together with the Company Data Room Information, accurately describes, in all material respects: (A) the interests of the Company and its material subsidiaries in each of the material Concessions relating to the Company Properties; and (B) the agreement or document pursuant to which the Company or its material subsidiaries holds its interest in each material Concession relating to the Company Properties. The Company or its material subsidiaries are lawfully authorized to hold its interest in the material Concessions relating to the Company Properties and there are no material artisanal mining rights existing or enforceable in relation to such Company Properties.

(v)	Except as would not reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect to the Company:

(A)	each Concession relating to the Company Properties comprises a valid and subsisting mineral claim or Concession, in each case in all material respects, and the Company or its material subsidiaries enjoys legally enforceable access to the Company Properties as may be required to conduct the activities of the Company or its material subsidiaries as currently conducted;

(B)	any and all assessment work required to be performed and filed in respect of the Company Properties or under the Concessions relating to the Company Properties has been performed and filed;

(C)	any and all Taxes and other payments required to be paid in respect of the Company Properties and the Concessions relating to the Company Properties and all rental or royalty payments required to be paid in respect of the Concessions relating to the Company Properties have been paid;

(D)	any and all filings required to be filed in respect of the Company Properties and the Concessions relating to the Company Properties have been filed;

(E)	the Company or its material subsidiaries have the exclusive right to deal with the Company Properties and the Concessions relating to the Company Properties;

(F)	except as set out in the Company Disclosure Letter, no other person has any material interest in the Company Properties or the Concessions relating to the Company Properties or any right to acquire any such interest;

(G)	except as set out in the Company Disclosure Letter, there are no back-in rights, earn-in rights, rights of first refusal, royalty rights or similar provisions which would materially affect the Company's or any of its material subsidiaries' interests in the Company Properties or the Concessions relating to the Company Properties;

(H)	there have been no material changes to the projected capital requirements as set out in the most recent Company Public Disclosure Record in respect of developing the Séguéla Gold Project; and

(I)	neither the Company nor any of its material subsidiaries have received any notice, whether written or oral from any Governmental Entity or any person with jurisdiction or applicable authority of any revocation or intention to revoke the Company's or any of its material subsidiaries' interests in the Company Properties or the Concessions relating to the Company Properties.

(vi)	Except as would not reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect to the Company, all work and activities carried out on the Company Properties and the Concessions relating to the Company Properties by the Company or its material subsidiaries or, to the knowledge of the Company, by any other person appointed by the Company or any of its material subsidiaries have been carried out in all material respects in compliance with all applicable Laws, and neither the Company nor any of its material subsidiaries, nor, to the knowledge of the Company, any other person, has received any notice of any material breach of any such applicable Laws.

(v)	Title and Rights re: Other Assets. Except as set out in the Company Disclosure Letter, the Company and its material subsidiaries, as applicable, have good and valid title to all material properties and material assets reflected in the Company Financial Statements, including the Company Material Permits, free and clear of all Liens, or valid leasehold or licence interests in all material properties and material assets not reflected in such financial statements but used by the Company or any of its material subsidiaries.

(w)	Contracts. Schedule 3.1(w) of the Company Disclosure Letter includes a complete and accurate list of all Material Contracts to which the Company or any of its material subsidiaries is a party (the "Company Material Contracts"). All Company Material Contracts are in full force and effect, and the Company or its material subsidiaries are entitled to all rights and benefits thereunder in accordance with the terms thereof. The Company has made available to Acquiror for inspection true and complete copies of all of the Company Material Contracts. All of the Company Material Contracts are valid and binding obligations of the Company or a material subsidiary of the Company as the case may be, enforceable in accordance with their respective terms, except as may be limited by bankruptcy, insolvency and other Laws affecting the enforcement of creditors' rights generally and subject to the qualification that equitable remedies may only be granted in the discretion of a court of competent jurisdiction. The Company and its material subsidiaries have complied in all material respects with all terms of the Company Material Contracts, have paid all amounts due thereunder, as and when due, have not waived any rights thereunder and no material default or breach exists in respect thereof on the part of the Company or any of its material subsidiaries or, to the knowledge of the Company, on the part of any other party thereto, and no event has occurred which, after the giving of notice or the lapse of time or both, would constitute such a default or breach or trigger a right of termination of any of the Company Material Contracts. As at the date hereof, neither the Company nor any of its material subsidiaries has received written notice that any party to a Company Material Contract intends to cancel, terminate or otherwise modify or not renew such Company Material Contract, and to the knowledge of the Company, no such action has been threatened.

(x)	Permits. Schedule 3.1(x) of the Company Disclosure Letter lists all material Permits held by the Company and its material subsidiaries (the "Company Material Permits"). The Company and each of its material subsidiaries has obtained and is in compliance in all material respects with all of the Company Material Permits required by applicable Laws, necessary to conduct its current business as now being conducted, except where such non-compliance would not, individually or in the aggregate, have a Material Adverse Effect with respect to the Company. All of the Company Material Permits are, as of the date of this Agreement, currently in full force and effect and in good standing and all required payments thereunder which have come due have been paid. To the knowledge of the Company, there are no facts, events or circumstances that would reasonably be expected to result in a failure to obtain or be in compliance with such Company Material Permits as are necessary to conduct its business as it is currently being conducted in each case as set forth in the Company Public Disclosure Record. There are no third-party interests in any Company Material Permit. Neither the Company nor any of its subsidiaries has received any written notice from any Governmental Entity that the Company or any of its subsidiaries will be prevented from repatriating funds from Burkina Faso or Côte d'Ivoire.

(y)	Intellectual Property. There is no action, suit, proceeding or claim pending or to the knowledge of the Company, threatened by others challenging the Company's or any of its material subsidiaries' rights in or to any Intellectual Property which is used for the conduct of the Company's and its material subsidiaries' business as currently carried on as set forth in the Company Public Disclosure Record.

(z)	Environmental Matters. Each of the Company and its material subsidiaries and their respective businesses and operations:

(i)	is in compliance in all material respects with all Environmental Laws and all terms and conditions of all Environmental Permits;

(ii)	has not received any written order, request or notice from any person alleging a material violation of any Environmental Law;

(iii)	(A) is not a party to any litigation or administrative proceeding, nor to the knowledge of the Company is any litigation or administrative proceeding threatened against it or its property or assets, which in either case (1) asserts or alleges that it violated any Environmental Laws, (2) asserts or alleges that it is required to clean up, remove or take remedial or other response action due to the Release of any Hazardous Substances, or (3) asserts or alleges that it is required to pay all or a portion of the cost of any past, present or future cleanup, removal or remedial or other response action which arises out of or is related to the Release of any Hazardous Substances; and (B) is not subject to any judgment, decree, order or citation related to or arising out of applicable Environmental Law and has not been named or listed as a potentially responsible party by any Governmental Entity in a matter arising under any Environmental Laws; and

(iv)	is not involved in any remediation, reclamation or other environmental operations outside the ordinary course of business and does not know of any facts, circumstances or conditions, including any Release of Hazardous Substance, that would reasonably be expected to result in any Environmental Liabilities, except, in each case where it would not, individually or in the aggregate, have a Material Adverse Effect with respect to the Company.

(aa)	Mineral Reserves and Resources. The estimated proven and probable mineral reserves and estimated indicated, measured and inferred mineral resources disclosed in the Company Public Disclosure Record have been prepared and disclosed in all material respects in accordance with all applicable Laws. The information provided by the Company to the Qualified Persons in connection with the preparation of such estimates was complete and accurate at the time such information was furnished. With the exception of depletion in the ordinary course at the Yaramoko Mine Complex, there has been no material reduction in the aggregate amount of estimated mineral reserves or estimated mineral resources of the Company and its subsidiaries, taken as a whole, from the amounts disclosed in the Company Public Disclosure Record.

(bb)	Employee Benefits.

(i)	The Company and each of its material subsidiaries has complied, in all material respects, with the terms of all employee benefit, health, welfare, dental, supplemental unemployment benefit, bonus, incentive, profit sharing, deferred compensation, stock purchase, stock compensation, stock option, disability, life insurance, pension or retirement plans, group registered retirement savings and other employee compensation or benefit plans, policies, arrangements, practices or undertakings, whether oral or written, formal or informal, funded or unfunded, registered or unregistered, insured or self-insured which are sponsored, administered or maintained by or contributed to or required to be contributed to by, or which are otherwise binding upon, the Company or any such material subsidiary or in respect of which the Company or any of its material subsidiaries has any actual or potential liability (collectively, the "Company Benefit Plans") and with all applicable Laws and any collective bargaining agreements relating thereto.

(ii)	Schedule 3.1(bb) of the Company Disclosure Letter lists all Company Benefit Plans of the Company and all material Company Benefit Plans of the Company's material subsidiaries and the Company has furnished to Acquiror true, correct, up-to-date and complete copies of such Company Benefit Plans as amended as of the date hereof together with all related documentation, including trust agreements, insurance Contracts or other funding arrangements, the most recent financial statements, any material correspondence with a Governmental Entity, any filings, plan summaries, employee booklets and personnel manuals. The plan summaries, employee booklets and personnel manuals prepared for, and circulated to the employees and the former employees of the Company and their beneficiaries concerning such Company Benefit Plans, accurately describe the benefits provided under each such Company Benefit Plan referred to therein. For any such Company Benefit Plan that is not set out in writing, a written summary of its material terms has provided in the Company Data Room Information.

(iii)	No Company Benefit Plan is a "registered pension plan" as that term is defined in section 248(1) of the Tax Act or a "multi-employer pension plan" or a "multi-employer plan" as those terms (or equivalent terms) are used in applicable provincial pension standards legislation and the Company and its material subsidiaries have never maintained, sponsored or contributed to any such "registered pension plan", "multi-employer pension plan", "multi-employer plan" on behalf of the employees or former employees of the Company and its material subsidiaries.

(iv)	Each Company Benefit Plan is and has been established, registered (if required), qualified, invested and administered, in all material respects, in compliance with the terms of such Company Benefit Plan (including the terms of any documents in respect of such Company Benefit Plan), all applicable Laws, and any collective bargaining agreement relating thereto and there exists no condition or set of circumstances in connection with which the Company or Acquiror could incur, directly or indirectly, any liability or expense (other than for routine contributions or benefit payments) under the terms of the Company Benefit Plan or applicable Laws.

(v)	All obligations of the Company or any of its material subsidiaries regarding the Company Benefit Plans have been satisfied in all material respects and no Taxes are owing or exigible under any of the Company Benefit Plans by the Company or any of its material subsidiaries. All employer and employee payments, contributions and premiums required to be remitted, paid to or in respect of each Company Benefit Plan have been paid or remitted in a timely fashion in accordance with its terms and all applicable Laws.

(vi)	Each Company Benefit Plan is insured or funded in compliance with the terms of such Company Benefit Plan, all applicable Laws and any collective bargaining agreement relating thereto and is in good standing with such Governmental Entities as may be applicable and, as of the date hereof, no currently outstanding notice of under-funding, non-compliance, failure to be in good standing or otherwise has been received by the Company or any of its material subsidiaries from any such Governmental Entities.

(vii)	To the knowledge of the Company: (A) no Company Benefit Plan is subject to any pending investigation, examination or other proceeding, action or claim initiated by any Governmental Entity, or by any other party (other than routine claims for benefits); and (B) there exists no state of facts which after notice or lapse of time or both would reasonably be expected to give rise to any such investigation, examination or other proceeding, action or claim or to affect the registration or qualification of any Company Benefit Plan required to be registered or qualified.

(viii)	The Company and its material subsidiaries have no formal plan and have made no promise or commitment, whether legally binding or not, to create any additional Company Benefit Plan or to improve or change the benefits provided under any Company Benefit Plan.

(ix)	There is no entity other than the Company and any of its material subsidiaries participating in any Company Benefit Plan.

(x)	None of the Company Benefit Plans provide benefits beyond retirement or other termination of service to employees or former employees or to the beneficiaries or dependants of such employees.

(xi)	Except as disclosed in the Company Disclosure Letter, neither the execution and delivery of this Agreement by the Company nor completion of the Arrangement pursuant to the Plan of Arrangement nor compliance by the Company with any of the provisions hereof shall result in any payment (including severance, unemployment compensation, bonuses or otherwise) becoming due to any director or employee of the Company or any of its subsidiaries or result in any increase or acceleration of contributions, liabilities or benefits or acceleration of vesting or an obligation to fund or secure benefits, in whole or in part, under any Company Benefit Plan.

(xii)	All data necessary to administer each Company Benefit Plan is in the possession of the Company or one of its material subsidiaries or their respective agents and is in a form which is sufficient for the proper administration of the Company Benefit Plan in accordance with its terms and all applicable Laws in all material respects and such data is complete and correct in all material respects.

(cc)	Labour and Employment.

(i)	No material employee of the Company or its material subsidiaries is on long-term disability leave, extended absence, authorized unpaid leave of absence (including maternity or parental leave or unpaid sick leave) or worker's compensation leave. As of the date of this Agreement, and to the knowledge of the Company, none of the material employees of the Company or its material subsidiaries has indicated an intention to resign their employment. All current assessments under applicable workers' compensation legislation in relation to the employees of the Company and its material subsidiaries have been paid or accrued by the Company and its material subsidiaries, as applicable, and the Company and its material subsidiaries are not subject to any special or penalty assessment under such legislation which has not been paid.

(ii)	Schedule 3.1(cc) of the Company Disclosure Letter contains a complete and accurate list of all Contracts or arrangements for the employment or services of any employee, officer, director or consultant of the Company or any of its material subsidiaries that is party to a change of control, severance, termination, "golden parachute" or similar agreement or provision.

(iii)	There are no outstanding or, to the knowledge of the Company, pending or threatened labour tribunal proceedings of any kind, including unfair labour practice proceedings or any proceedings which could result in certification of a trade union or employee association as bargaining agent for any employees of the Company or any of its material subsidiaries. To the knowledge of the Company, there are no threatened or apparent organizing activities by a trade union or employee association involving employees of the Company or any of its material subsidiaries. The Company and its material subsidiaries are not certified to or entered into a voluntary recognition arrangement with a trade union or employee association and are not party to a collective agreement (whether or not the expiry date of such collective agreement has passed).

(iv)	The Company Financial Statements include adequate accruals or reserves determined in accordance with IFRS for all accrued and unpaid salaries, wages, bonuses or other remuneration, vacation pay, Canada Pension Plan and Employment Insurance and other employee-related accruals including for any severance or termination payments in respect of employees whose employment was terminated before the date of such statements.

(dd)	Compliance with Laws. The Company and its material subsidiaries have complied with and are not in violation of any applicable Laws, other than non-compliance or violations which would not, individually or in the aggregate, have a Material Adverse Effect with respect to the Company.

(ee)	Absence of Cease Trade Orders. No order ceasing or suspending trading in the Company Shares (or any of them) or any other securities of the Company is outstanding and no proceedings for this purpose have been instituted or, to the knowledge of the Company, are pending, contemplated or threatened.

(ff)	Related Party Transactions. There are no Contracts or other transactions currently in place between the Company or any of its material subsidiaries, on the one hand, and: (i) to the knowledge of the Company, any officer or director of the Company or any of its material subsidiaries; (ii) to the knowledge of the Company, any holder of record or, to the knowledge of the Company, beneficial owner of 10% or more of the Company Shares; and (iii) to the knowledge of the Company, any affiliate or associate of any such, officer, director, holder of record or beneficial owner, on the other hand.

(gg)	Registration Rights. No Company Shareholder has any right to compel the Company to register or otherwise qualify the Company Shares (or any of them) for public sale or distribution.

(hh)	Rights of Other Persons. Except as disclosed in the Company Disclosure Letter, no person has any right of first refusal or option to purchase or any other right of participation in any of the material properties or assets owned by the Company or any of its material subsidiaries, or any part thereof.

(ii)	Restrictions on Business Activities. There is no arbitral award, judgment, injunction, constitutional ruling, order or decree binding upon the Company or any of its material subsidiaries that has or would reasonably be expected to have the effect of prohibiting, restricting, or impairing any business practice of any of them, any acquisition or disposition of property by any of them, or the conduct of the business by any of them as currently conducted, which would have a Material Adverse Effect with respect to the Company.

(jj)	Brokers. Except as set out in the Company Disclosure Letter, no broker, investment banker, financial advisor or other person is entitled to any broker's, finder's, financial advisor's or other similar fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of the Company, and the aggregate amount of any such fees paid or that may become payable in respect of all such arrangements is set out in Schedule 3.1(jj) of the Company Disclosure Letter.

(kk)	Insurance. As of the date hereof, the Company and its material subsidiaries have such policies of insurance as are listed in Schedule 3.1(kk) of the Company Disclosure Letter. All insurance maintained by the Company or any of its material subsidiaries is in full force and effect and in good standing and neither the Company nor any of its subsidiaries is in default, whether as to payment of premium or otherwise, under the terms of any such insurance nor has the Company or any of its material subsidiaries failed to give any notice or present any material claim under any such insurance in a due and timely fashion or received notice or otherwise become aware of any intent of an insurer to either claim any default on the part of the Company or any of its material subsidiaries or not to renew any policy of insurance on its expiry or to increase any deductible or cost, except where such failure or default or other event would not have a Material Adverse Effect with respect to the Company.

(ll)	Use of Short Form Prospectus. The Company meets the general eligibility requirements for use of a short form prospectus under National Instrument 44-101 – Short Form Prospectus Distributions of the Canadian Securities Administrators.

(mm)	Arrangements with Shareholders. Other than the Acquiror Voting Agreements and this Agreement, the Company does not have any agreement, arrangement or understanding (whether written or oral) with respect to Acquiror or any of its securities, businesses or operations with any shareholder of Acquiror, any interested party of Acquiror or any related party of any interested party of Acquiror, or any joint actor with any such persons (and for this purpose, the terms "interested party", "related party" and "joint actor" shall have the meaning ascribed to such terms in MI 61-101).

3.2	Survival of Representations and Warranties

The representations and warranties of the Company contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF Acquiror

4.1	Representations and Warranties

Acquiror hereby represents and warrants to and in favour of the Company as follows, except to the extent that such representations and warranties are qualified by the Acquiror Disclosure Letter and acknowledges that Company is relying upon such representations and warranties in connection with the entering into of this Agreement:

(a)	Board Approval. As of the date hereof, the Acquiror Board, after consultation with its financial and legal advisors, has made the determinations set out in Section 2.4(b) and has unanimously resolved to make the Acquiror Board Recommendation to the Acquiror Shareholders that they vote in favour of the Acquiror Resolution.

(b)	Fairness Opinion. The Acquiror Board has received the oral Acquiror Fairness Opinion.

(c)	Organization and Qualification. Acquiror and each of its subsidiaries is a corporation duly incorporated or an entity duly created and validly existing under the applicable Laws of its jurisdiction of incorporation, continuance or creation and has all necessary corporate or other power and capacity to own its property and assets as now owned and to carry on its business as it is now being conducted. Acquiror and each of its subsidiaries: (i) has all Permits necessary to conduct its business substantially as now conducted, as such business is disclosed in the Acquiror Public Disclosure Record, except where the failure to have such Permit would not have a Material Adverse Effect with respect to Acquiror; and (ii) is duly registered or otherwise authorized and qualified to do business and each is in good standing in each jurisdiction in which the character of its properties, owned, leased, licensed or otherwise held, or the nature of its activities makes such qualification necessary, except where the failure to be so registered or in good standing would not have a Material Adverse Effect with respect to Acquiror.

(d)	Authority Relative to this Agreement. Acquiror has the requisite corporate power and capacity to enter into this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by Acquiror and the performance by Acquiror of its obligations under this Agreement have been duly authorized by the Acquiror Board and, subject to obtaining the Acquiror Shareholder Approval, no other corporate proceedings on its part are necessary to authorize this Agreement or the Arrangement. This Agreement has been duly executed and delivered by Acquiror and constitutes a legal, valid and binding obligation of Acquiror enforceable against Acquiror in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.

(e)	No Violation. Neither the authorization, execution and delivery of this Agreement by Acquiror nor the completion of the transactions contemplated by this Agreement including the Arrangement, nor the performance of its obligations thereunder, nor compliance by Acquiror with any of the provisions of this Agreement will:

(i)	violate, conflict with, or result (with or without notice or the passage of time) in a violation or breach of any provision of, or require, other than the Key Third Party Consents and Key Regulatory Approvals that relate to Acquiror, any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration of indebtedness under, or result in the creation of any Lien upon, any of the properties or assets of Acquiror or any of its subsidiaries, or cause any indebtedness to come due before its stated maturity or cause any credit commitment to cease to be available or cause any payment or other obligation to be imposed on Acquiror or any of its subsidiaries, under any of the terms, conditions or provisions of:

(A)	their respective articles, charters or by-laws or other comparable organizational documents; or

(B)	any Permit or Material Contract to which Acquiror or any of its subsidiaries is a party or to which any of them, or any of their respective properties or assets, may be subject or by which Acquiror or any of its subsidiaries is bound;

(ii)	subject to obtaining the Key Regulatory Approvals,

(A)	result (with or without notice or the passage of time) in a violation or breach of or constitute a default under any provisions of any Laws applicable to Acquiror or any of its subsidiaries or any of their respective properties or assets; or

(B)	cause the suspension, revocation or, to Acquiror's knowledge, prevent the renewal of any Permit currently in effect relating to Acquiror or any of its subsidiaries,

(except, in the case of each of clauses (i) and (ii) above, for such violations, conflicts, breaches, defaults, terminations, accelerations, creations of Liens, suspensions or revocations which, or any consents (expressly excluding the Key Third Party Consents and Key Regulatory Approvals), approvals, notices or renewals, which if not given or received, would not, individually or in the aggregate, have any Material Adverse Effect with respect to Acquiror);

(iii)	give rise to any rights of first refusal or trigger any change in control provisions, rights of first offer or first refusal or any similar provisions or any restrictions or limitation under any such Material Contract to which Acquiror or any of its subsidiaries is a party or Permit; or

(iv)	result in any material, individually or in the aggregate, payment (including severance, unemployment compensation, "golden parachute", bonus or otherwise) becoming due to any director, officer or employee of Acquiror or any subsidiary of Acquiror or increase any benefits otherwise payable under any pension or benefit plan of Acquiror or any subsidiary of Acquiror or result in the acceleration of the time of payment or vesting of any such benefits.

The Key Third Party Consents are the only consents and approvals required from any third party under any Material Contracts of Acquiror or any of its subsidiaries in order for Acquiror and its subsidiaries to proceed with the execution and delivery of this Agreement and the completion of the transactions contemplated by this Agreement and the Arrangement pursuant to the Plan of Arrangement.

(f)	Capitalization. The authorized share capital of Acquiror consists of an unlimited number of Acquiror Shares without par value. As of the close of business on April 23, 2021, 185,316,950 Acquiror Shares were issued and outstanding, and an aggregate of up to 1,013,943 Acquiror Shares were issuable upon the exercise of Acquiror Options, an aggregate of up to 911,061 Acquiror Shares were issuable upon the exercise of Acquiror RSUs and an aggregate of up to 196,681 Acquiror Shares were issuable upon the exercise of Acquiror PSUs and which are subject to a multiplier ranging from 50% to 200% depending upon the achievement level of certain performance targets. In addition, an aggregate of 9,200,000 Acquiror Shares are issuable upon conversion of the Acquiror Debentures, subject to adjustment in certain circumstances. There are no other options, warrants, conversion privileges or other rights, shareholder rights plans, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) requiring or which may require the issuance, sale or transfer by Acquiror of any securities of Acquiror (including Acquiror Shares), or any securities or obligations convertible into, or exchangeable or exercisable for, or otherwise evidencing a right or obligation to acquire, any securities of Acquiror (including Acquiror Shares) or any material subsidiary of Acquiror. All outstanding Acquiror Shares have been duly authorized and validly issued, are fully paid and non-assessable, and all Acquiror Shares issuable upon the exercise of Acquiror Options in accordance with their respective terms have been duly authorized and, upon issuance, will be validly issued as fully paid and non-assessable, and are not and will not be subject to, or issued in violation of, any pre-emptive rights. All Acquiror Shares issuable upon vesting of the Acquiror RSUs and Acquiror PSUs, in accordance with their respective terms, will by duly authorized and validly issued as fully paid and non-assessable and will not be subject to any pre-emptive rights. All securities of Acquiror (including the Acquiror Shares and the Acquiror Options) have been issued in compliance in all material respects with all applicable Laws and Securities Laws. There are no securities of Acquiror or of any of its subsidiaries outstanding which have the right to vote generally (or are convertible into or exchangeable for securities having the right to vote generally, except in the case of the Acquiror Options, the Acquiror PSUs, the Acquiror RSUs and the Acquiror Debentures) with the Acquiror Shareholders on any matter. There are no outstanding contractual or other obligations of Acquiror or any subsidiary to repurchase, redeem or otherwise acquire any of Acquiror's securities or with respect to the voting or disposition of any outstanding securities of any of its subsidiaries. There are no outstanding bonds, debentures or other evidences of indebtedness of Acquiror or any of its subsidiaries having the right to vote with the Acquiror Shareholders on any matters.

(g)	Reporting Status and Securities Laws Matters. Acquiror is a "reporting issuer" and not on the list of reporting issuers in default under applicable Securities Laws in each of the provinces of Canada. The Acquiror Shares are registered under section 12(b) of the U.S. Exchange Act. No delisting, suspension of trading in or cease trading order with respect to any securities of Acquiror and, to the knowledge of Acquiror, no inquiry or investigation (formal or informal) of any Securities Authority, the SEC or the Exchanges, is in effect or ongoing or, to the knowledge of Acquiror, expected to be implemented or undertaken with respect to the foregoing.

(h)	Ownership of Subsidiaries. Schedule 4.1(h) of the Acquiror Disclosure Letter includes a complete and accurate list of all subsidiaries owned or controlled, directly or indirectly, by Acquiror. All of the issued and outstanding shares of capital stock and other ownership interests in such subsidiaries of Acquiror are duly authorized, validly issued, fully paid and, where the concept exists, non-assessable, and all such shares and other ownership interests held directly or indirectly by Acquiror are legally and beneficially owned free and clear of all Liens, and there are no outstanding options, warrants, rights, entitlements, understandings or commitments (contingent or otherwise) regarding the right to purchase or acquire, or securities convertible into or exchangeable for, any such shares of capital stock or other ownership interests in or material assets or properties of any of the subsidiaries of Acquiror. There are no Contracts, commitments, agreements, understandings, arrangements or restrictions which require any subsidiaries of Acquiror to issue, sell or deliver any shares in its share capital or other ownership interests, or any securities or obligations convertible into or exchangeable for, any shares of its share capital or other ownership interests. There are no outstanding options, rights, entitlements, understandings or commitments (contingent or otherwise) providing to any third party the right to acquire any shares or other ownership interests in any subsidiaries of Acquiror. Schedule 4.1(h) of the Acquiror Disclosure Letter includes a complete and accurate list of all securities owned by Acquiror of another corporate person, other than its subsidiaries.

(i)	Public Filings. Acquiror has filed or furnished, as applicable, all documents required to be filed or furnished by it in accordance with applicable Securities Laws, the U.S. Exchange Act and U.S. Securities Act, with the Securities Authorities, the SEC or the Exchanges. All such documents and information comprising the Acquiror Public Disclosure Record, as of their respective dates (and the dates of any amendments thereto): (i) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading; and (ii) complied in all material respects with the requirements of applicable Securities Laws, the U.S. Exchange Act and the U.S. Securities Act, and any amendments to the Acquiror Public Disclosure Record required to be made have been filed on a timely basis with the Securities Authorities or the Exchanges. Acquiror has not filed any confidential material change report with any Securities Authorities or the SEC that at the date of this Agreement remains confidential.

(j)	Acquiror Financial Statements. Acquiror's audited consolidated annual financial statements as at and for the years ended December 31, 2020 and 2019, including the notes thereto and the related management's discussion and analysis (the "Acquiror Financial Statements") were prepared in accordance with IFRS consistently applied (except: (i) as otherwise indicated in such financial statements and the notes thereto or, in the case of audited annual financial statements, in the related report of Acquiror's independent auditors; or (ii) in the case of unaudited interim statements, are subject to normal period end adjustments and may omit notes which are not required by applicable Laws in the unaudited statements) and fairly present in all material respects the consolidated financial position, results of operations and cash flows of Acquiror and its subsidiaries as of the dates thereof and for the periods indicated therein (subject, in the case of any unaudited interim financial statements, to normal period end adjustments) and reflect reserves required by IFRS in respect of all material contingent liabilities, if any, of Acquiror and its subsidiaries on a consolidated basis. There has been no material change in Acquiror's accounting policies, except as described in the notes to the Acquiror's Financial Statements, since December 31, 2020.

(k)	Internal Controls and Financial Reporting. Acquiror has designed such disclosure controls and procedures, or caused them to be designed under the supervision of its President and Chief Executive Officer and its Chief Financial Officer, to provide reasonable assurance that information required to be disclosed by Acquiror in its annual filings, interim filings or other reports filed or submitted under securities legislation is accumulated and communicated to Acquiror's President and Chief Executive Officer and Chief Financial Officer to allow timely decisions regarding required disclosure. Acquiror maintains systems of "internal control over financial reporting" that have been designed by, or under the supervision of, its President and Chief Executive Officer and its Chief Financial Officer, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Since January 1, 2020, Acquiror's auditors and the audit committee of the Acquiror Board have not been advised of: (i) any deficiency, or a combination of deficiencies, in the design or operation of internal controls over financial reporting that would constitute a significant deficiency or material weakness; or (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Acquiror's internal control over financial reporting.

(l)	Anti-Corruption. Neither Acquiror, nor any of its subsidiaries, nor any of the officers, directors or employees acting on behalf of Acquiror or any of its subsidiaries:

(i)	has engaged, directly or indirectly, in any action, transaction, conduct or omission that is in contravention of the Anti-Corruption Laws;

(ii)	has been or is the subject of any investigation by any Governmental Entity or regulatory agency regarding any actual, alleged or potential violation of Anti-Corruption Laws;

(iii)	has been assessed any criminal or civil penalty related to any Anti-Corruption Law; or

(iv)	is a Government-Related Person.

(m)	Sanctions and Export Controls. Neither Acquiror, nor any of its subsidiaries, nor any of the officers, directors or employees acting on behalf of Acquiror or any of its subsidiaries has taken, committed to take or been alleged to have taken any action which would cause Acquiror or any of its subsidiaries or affiliates to be in violation of the Foreign Corrupt Practices Act (United States) (and the regulations promulgated thereunder), the Corruption of Foreign Public Officials Act (Canada) (and the regulations promulgated thereunder) or any applicable Law of similar effect of any other foreign jurisdiction, or has directly or indirectly, knowingly taken any action in violation of any export restrictions, anti-money laundering, anti-boycott regulations, embargo regulations, or other similar applicable Canadian or other foreign Laws, and to the knowledge of Acquiror no such action has been taken by any of its agents, representatives or other persons acting on behalf of Acquiror or any of its subsidiaries.

(n)	Books and Records. The financial books, records and accounts of Acquiror and its material subsidiaries have, in all material respects, been maintained in accordance with applicable Law, in accordance with IFRS and the accounting principles generally accepted in the country of domicile of such entity and, in each case, are stated in reasonable detail and in all material respects accurately and fairly reflect the material transactions and dispositions of the assets of Acquiror and its material subsidiaries and in all material respects accurately and fairly reflect the basis for the Acquiror Financial Statements.

(o)	Minute Books. The minute books of Acquiror and each of its material subsidiaries are true and correct in all material respects; they contain the duly signed minutes of all meetings of the boards of directors and shareholders and all resolutions passed by the boards of directors and the shareholders thereof except for minutes relating to the proposed transaction between Acquiror and the Company; provided that minutes for recent meetings of the Acquiror Board and committees thereof and the board meetings and committee meetings of Acquiror's material subsidiaries which have not been finalized as of the date hereof will be finalized and included in the minute books in accordance with Acquiror's past practice.

(p)	No Undisclosed Liabilities. Acquiror and its subsidiaries on a consolidated basis have no material outstanding indebtedness or liabilities and are not party to or bound by any suretyship, guarantee, indemnification or assumption agreement, or endorsement of, or any other similar commitment with respect to the obligations, liabilities or indebtedness of any person that are material to Acquiror, other than those: (i) specifically identified in the Acquiror Financial Statements; (ii) incurred in the ordinary course of business since the date of the most recent Acquiror Financial Statements; or (iii) incurred in connection with this Agreement.

(q)	No Material Change. Except as disclosed in the Acquiror Public Disclosure Record or as a result of COVID-19 Measures, since December 31, 2020: (i) there has been no material change in respect of Acquiror and its material subsidiaries, taken as a whole; (ii) there has been no dividend or distribution of any kind declared, paid or made by Acquiror on any Acquiror Shares or by Acquiror's subsidiaries on their outstanding shares; and (iii) Acquiror and its material subsidiaries have carried on business in the ordinary course.

(r)	Litigation. There are no material claims, actions, suits, grievances, complaints or proceedings pending or, to the knowledge of Acquiror, threatened affecting Acquiror or any of its subsidiaries or affecting any of their respective property or assets at law or in equity before or by any Governmental Entity, including indigenous land claims or matters arising under Environmental Laws. Neither Acquiror nor any of its material subsidiaries nor their respective assets or properties is subject to any outstanding material judgment, order, writ, injunction or decree.

(s)	Taxes. Except as provided for in the Acquiror Financial Statements:

(i)	Acquiror and each of its material subsidiaries has duly and timely filed all Returns required to be filed by it prior to the date hereof, other than those which have been administratively waived, and all such Returns are complete and correct in all material respects;

(ii)	Acquiror and each of its material subsidiaries has paid on a timely basis all Taxes which are due and payable, and all Taxes set out in any Return, assessment or reassessment, other than those which are being or have been contested in good faith and in respect of which reserves have been provided in the most recently published Acquiror Financial Statements;

(iii)	no material deficiencies, assessments, reassessments, audits, litigation, proposed adjustments or matters in controversy exist or have been asserted in writing with respect to Taxes of Acquiror or any of its material subsidiaries, and neither Acquiror nor any of its material subsidiaries is a party to any objection, appeal, audit, action or proceeding for assessment or collection of Taxes and no such event has been asserted or, to the knowledge of Acquiror, threatened in writing against Acquiror or any of its material subsidiaries or any of their respective assets, that would have a Material Adverse Effect;

(iv)	no written claim has been made by any Governmental Entity in a jurisdiction where Acquiror and any of its material subsidiaries does not file Returns that Acquiror or any of its material subsidiaries is or may be subject to Tax by that jurisdiction;

(v)	there are no Liens for unpaid Taxes (other than in respect of Taxes not yet due and payable) upon any of the assets of Acquiror or any of its material subsidiaries;

(vi)	Acquiror and each of its material subsidiaries has charged, withheld, collected, and remitted all amounts required to be charged, withheld, collected, and remitted by it on account of Taxes and has remitted all such amounts to the appropriate Governmental Entity when required by Law to do so, except where the failure to do so would not, individually or in the aggregate, result in a Material Adverse Effect with respect to Acquiror;

(vii)	there are no outstanding agreements extending or waiving the statutory period of limitations applicable to any claim for, or the period for the collection or assessment or reassessment of, Taxes due from Acquiror or any of its material subsidiaries for any taxable period and no request for any such waiver or extension is currently pending;

(viii)	all the Returns, audit reports and assessments in the Acquiror Data Room Information were true correct and complete copies of such Returns, audit reports and assessments;

(ix)	the Acquiror Shares are listed on a "designated stock exchange", as that term is defined in section 248(1) of the Tax Act;

(x)	Acquiror is a "Canadian corporation" for purposes of the Tax Act; and

(xi)	Acquiror was, to the best of its knowledge, not a PFIC for its taxable year ended December 31, 2020 and expects that it will not be a PFIC for the taxable year ending December 31, 2021.

(t)	Property.

(i)	The Acquiror Properties are accurately described in all material respects in the Acquiror Public Disclosure Record.

(ii)	The Acquiror Public Disclosure Record, together with the Acquiror Data Room Information, discloses all material real and immoveable property legally or beneficially owned, licensed, or leased by Acquiror or its material subsidiaries, or in respect of which Acquiror or its material subsidiaries enjoy the benefit of rights of way, surface rights, easements and Permits for the use of real and immoveable property, and there is no other material real and immoveable property in respect of which Acquiror or its material subsidiaries has any interest.

(iii)	The Concessions relating to the Acquiror Properties are the only mining Concessions, claims, leases, licenses, Permits or other rights that are required to conduct the activities of Acquiror or its material subsidiaries on the Acquiror Properties as currently conducted.

(iv)	Except as would not reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect to Acquiror: (i) each Concession relating to the Acquiror Properties is in full force and effect and in good standing; and (ii) the interests of Acquiror or its material subsidiaries in each Concession relating to the Acquiror Properties is held free and clear of all Liens. The Acquiror Public Disclosure Record, together with the Acquiror Data Room Information, accurately describes, in all material respects: (A) the interests of Acquiror and its material subsidiaries in each of the material Concessions relating to the Acquiror Properties; and (B) the agreement or document pursuant to which Acquiror or its material subsidiaries holds its interest in each material Concession relating to the Acquiror Properties. Acquiror or its material subsidiaries are lawfully authorized to hold its interest in the material Concessions relating to the Acquiror Properties and there are no material artisanal mining rights existing or enforceable in relation to such Acquiror Properties.

(v)	Except as would not reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect to Acquiror:

(A)	each Concession relating to the Acquiror Properties comprises a valid and subsisting mineral claim or Concession, in each case in all material respects, and Acquiror or its material subsidiaries enjoys legally enforceable access to the Acquiror Properties as may be required to conduct the activities of Acquiror or its material subsidiaries as currently conducted;

(B)	any and all assessment work required to be performed and filed in respect of the Acquiror Properties or under the Concessions relating to the Acquiror Properties has been performed and filed;

(C)	any and all Taxes and other payments required to be paid in respect of the Acquiror Properties and the Concessions relating to the Acquiror Properties and all rental or royalty payments required to be paid in respect of the Concessions relating to the Acquiror Properties have been paid;

(D)	any and all filings required to be filed in respect of the Acquiror Properties and the Concessions relating to the Acquiror Properties have been filed;

(E)	Acquiror or its material subsidiaries have the exclusive right to deal with the Acquiror Properties and the Concessions relating to the Acquiror Properties;

(F)	no other person has any material interest in the Acquiror Properties or the Concessions relating to the Acquiror Properties or any right to acquire any such interest;

(G)	there are no back-in rights, earn-in rights, rights of first refusal, royalty rights or similar provisions which would materially affect Acquiror's or any of its material subsidiaries' interests in the Acquiror Properties or the Concessions relating to the Acquiror Properties; and

(H)	except as set out in the Acquiror Disclosure Letter, neither Acquiror nor any of its material subsidiaries have received any notice, whether written or oral from any Governmental Entity or any person with jurisdiction or applicable authority of any revocation or intention to revoke Acquiror's or any of its material subsidiaries' interests in the Acquiror Properties or the Concessions relating to the Acquiror Properties.

(vi)	Except as would not reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect to Acquiror, all work and activities carried out on the Acquiror Properties and the Concessions relating to the Acquiror Properties by Acquiror or its material subsidiaries or, to the knowledge of Acquiror, by any other person appointed by Acquiror or any of its material subsidiaries have been carried out in all material respects in compliance with all applicable Laws, and neither Acquiror nor any of its material subsidiaries, nor, to the knowledge of Acquiror, any other person, has received any notice of any material breach of any such applicable Laws.

(u)	Title and Rights re: Other Assets. Except as set out in the Acquiror Public Disclosure Record, Acquiror and its material subsidiaries, as applicable, have good and valid title to all material properties and material assets reflected in the Acquiror Financial Statements, including the Acquiror Material Permits, free and clear of all Liens, or valid leasehold or licence interests in all material properties and material assets not reflected in such financial statements but used by Acquiror or any of its material subsidiaries.

(v)	Contracts. All Material Contracts to which Acquiror or any of its material subsidiaries is a party (the "Acquiror Material Contracts") are in full force and effect, and Acquiror or its material subsidiaries are entitled to all rights and benefits thereunder in accordance with the terms thereof. Acquiror has made available to the Company for inspection true and complete copies of all of the Acquiror Material Contracts. All of the Acquiror Material Contracts are valid and binding obligations of Acquiror or a material subsidiary of Acquiror as the case may be, enforceable in accordance with their respective terms, except as may be limited by bankruptcy, insolvency and other Laws affecting the enforcement of creditors' rights generally and subject to the qualification that equitable remedies may only be granted in the discretion of a court of competent jurisdiction. Acquiror and its material subsidiaries have complied in all material respects with all terms of the Acquiror Material Contracts, have paid all amounts due thereunder, as and when due, have not waived any rights thereunder and no material default or breach exists in respect thereof on the part of Acquiror or any of its material subsidiaries or, to the knowledge of Acquiror, on the part of any other party thereto, and no event has occurred which, after the giving of notice or the lapse of time or both, would constitute such a default or breach or trigger a right of termination of any of the Acquiror Material Contracts. As at the date hereof, neither Acquiror nor any of its material subsidiaries has received written notice that any party to an Acquiror Material Contract intends to cancel, terminate or otherwise modify or not renew such Acquiror Material Contract, and to the knowledge of Acquiror, no such action has been threatened.

(w)	Permits. Acquiror and each of its material subsidiaries has obtained and is in compliance in all material respects with all material Permits required by applicable Laws, necessary to conduct its current business as now being conducted, except where such non-compliance would not, individually or in the aggregate, have a Material Adverse Effect with respect to Acquiror (the "Acquiror Material Permits"). All of the Acquiror Material Permits have been disclosed to the Company in the Acquiror Data Room Information and are, as of the date of this Agreement, currently in full force and effect and in good standing and all required payments thereunder which have come due have been paid. To the knowledge of Acquiror, there are no facts, events or circumstances that would reasonably be expected to result in a failure to obtain or be in compliance with such Acquiror Material Permits as are necessary to conduct its business as it is currently being conducted in each case as set forth in the Acquiror Public Disclosure Record. There are no third-party interests in any Acquiror Material Permit. Neither Acquiror nor any of its subsidiaries has received any written notice from any Governmental Entity that Acquiror or any of its subsidiaries will be prevented from repatriating funds from Mexico, Argentina or Peru.

(x)	Intellectual Property. There is no action, suit, proceeding or claim pending or to the knowledge of Acquiror, threatened by others challenging Acquiror's or any of its material subsidiaries' rights in or to any Intellectual Property which is used for the conduct of Acquiror's and its material subsidiaries' business as currently carried on as set forth in the Acquiror Public Disclosure Record.

(y)	Environmental Matters. Each of Acquiror and its material subsidiaries and their respective businesses and operations:

(i)	except as disclosed in the Acquiror Disclosure Letter, is in compliance in all material respects with all Environmental Laws and all terms and conditions of all Environmental Permits;

(ii)	has not received any written order, request or notice from any person alleging a material violation of any Environmental Law;

(iii)	(A) is not a party to any litigation or administrative proceeding, nor to the knowledge of Acquiror is any litigation or administrative proceeding threatened against it or its property or assets, which in either case (1) asserts or alleges that it violated any Environmental Laws, (2) asserts or alleges that it is required to clean up, remove or take remedial or other response action due to the Release of any Hazardous Substances, or (3) asserts or alleges that it is required to pay all or a portion of the cost of any past, present or future cleanup, removal or remedial or other response action which arises out of or is related to the Release of any Hazardous Substances; and (B) is not subject to any judgment, decree, order or citation related to or arising out of applicable Environmental Law and has not been named or listed as a potentially responsible party by any Governmental Entity in a matter arising under any Environmental Laws; and

(iv)	is not involved in any remediation, reclamation or other environmental operations outside the ordinary course of business and does not know of any facts, circumstances or conditions, including any Release of Hazardous Substance, that would reasonably be expected to result in any Environmental Liabilities, except, in each case where it would not, individually or in the aggregate, have a Material Adverse Effect with respect to Acquiror.

(z)	Mineral Reserves and Resources. The estimated proven and probable mineral reserves and estimated indicated, measured and inferred mineral resources disclosed in the Acquiror Public Disclosure Record have been prepared and disclosed in all material respects in accordance with all applicable Laws. The information provided by Acquiror to the Qualified Persons in connection with the preparation of such estimates was complete and accurate at the time such information was furnished. With the exception of depletion in the ordinary course, there has been no material reduction in the aggregate amount of estimated mineral reserves or estimated mineral resources of Acquiror and its subsidiaries, taken as a whole, from the amounts disclosed in the Acquiror Public Disclosure Record.

(aa)	Employee Benefits.

(i)	Acquiror and each of its material subsidiaries has complied, in all material respects, with the terms of all employee benefit, health, welfare, dental, supplemental unemployment benefit, bonus, incentive, profit sharing, deferred compensation, stock purchase, stock compensation, stock option, disability, life insurance, pension or retirement plans, group registered retirement savings and other employee compensation or benefit plans, policies, arrangements, practices or undertakings, whether oral or written, formal or informal, funded or unfunded, registered or unregistered, insured or self-insured which are sponsored, administered or maintained by or contributed to or required to be contributed to by, or which are otherwise binding upon, Acquiror or any such material subsidiary or in respect of which Acquiror or any of its material subsidiaries has any actual or potential liability (collectively, the "Acquiror Benefit Plans") and with all applicable Laws and any collective bargaining agreements relating thereto.

(ii)	All material Acquiror Benefit Plans of Acquiror's material subsidiaries and Acquiror has furnished to the Company true, correct, up-to-date and complete copies of such Acquiror Benefit Plans as amended as of the date hereof together with all related documentation, including trust agreements, insurance Contracts or other funding arrangements, the most recent financial statements, any material correspondence with a Governmental Entity, any filings, plan summaries, employee booklets and personnel manuals. The plan summaries, employee booklets and personnel manuals prepared for, and circulated to the employees and the former employees of Acquiror and their beneficiaries concerning such Acquiror Benefit Plans, accurately describe the benefits provided under each such Acquiror Benefit Plan referred to therein. For any such Acquiror Benefit Plan that is not set out in writing, a written summary of its material terms has provided in the Acquiror Data Room Information.

(iii)	No Acquiror Benefit Plan is a "registered pension plan" as that term is defined in section 248(1) of the Tax Act or a "multi-employer pension plan" or a "multi-employer plan" as those terms (or equivalent terms) are used in applicable provincial pension standards legislation and Acquiror and its material subsidiaries have never maintained, sponsored or contributed to any such "registered pension plan", "multi-employer pension plan", "multi-employer plan" on behalf of the employees or former employees of Acquiror and its material subsidiaries.

(iv)	Each Acquiror Benefit Plan is and has been established, registered (if required), qualified, invested and administered, in all material respects, in compliance with the terms of such Acquiror Benefit Plan (including the terms of any documents in respect of such Acquiror Benefit Plan), all applicable Laws, and any collective bargaining agreement relating thereto and there exists no condition or set of circumstances in connection with which Acquiror could incur, directly or indirectly, any liability or expense (other than for routine contributions or benefit payments) under the terms of the Acquiror Benefit Plan or applicable Laws.

(v)	All obligations of Acquiror or any of its material subsidiaries regarding the Acquiror Benefit Plans have been satisfied in all material respects and no Taxes are owing or exigible under any of the Acquiror Benefit Plans by Acquiror or any of its material subsidiaries. All employer and employee payments, contributions and premiums required to be remitted, paid to or in respect of each Acquiror Benefit Plan have been paid or remitted in a timely fashion in accordance with its terms and all applicable Laws.

(vi)	Each Acquiror Benefit Plan is insured or funded in compliance with the terms of such Acquiror Benefit Plan, all applicable Laws and any collective bargaining agreement relating thereto and is in good standing with such Governmental Entities as may be applicable and, as of the date hereof, no currently outstanding notice of under-funding, non-compliance, failure to be in good standing or otherwise has been received by Acquiror or any of its material subsidiaries from any such Governmental Entities.

(vii)	To the knowledge of Acquiror: (A) no Acquiror Benefit Plan is subject to any pending investigation, examination or other proceeding, action or claim initiated by any Governmental Entity, or by any other party (other than routine claims for benefits); and (B) there exists no state of facts which after notice or lapse of time or both would reasonably be expected to give rise to any such investigation, examination or other proceeding, action or claim or to affect the registration or qualification of any Acquiror Benefit Plan required to be registered or qualified.

(viii)	Acquiror and its material subsidiaries have no formal plan and have made no promise or commitment, whether legally binding or not, to create any additional Acquiror Benefit Plan or to improve or change the benefits provided under any Acquiror Benefit Plan.

(ix)	There is no entity other than Acquiror and any of its material subsidiaries participating in any Acquiror Benefit Plan.

(x)	None of the Acquiror Benefit Plans provide benefits beyond retirement or other termination of service to employees or former employees or to the beneficiaries or dependants of such employees.

(xi)	Neither the execution and delivery of this Agreement by Acquiror nor completion of the Arrangement pursuant to the Plan of Arrangement nor compliance by Acquiror with any of the provisions hereof shall result in any payment (including severance, unemployment compensation, bonuses or otherwise) becoming due to any director or employee of Acquiror or any of its subsidiaries or result in any increase or acceleration of contributions, liabilities or benefits or acceleration of vesting or an obligation to fund or secure benefits, in whole or in part, under any Acquiror Benefit Plan.

(xii)	All data necessary to administer each Acquiror Benefit Plan is in the possession of Acquiror or one of its material subsidiaries or their respective agents and is in a form which is sufficient for the proper administration of the Acquiror Benefit Plan in accordance with its terms and all applicable Laws in all material respects and such data is complete and correct in all material respects.

(bb)	Issuance of Consideration Shares. The Consideration Shares to be issued will, when issued pursuant to the Arrangement, be duly and validly issued as fully paid and non-assessable common shares in the capital of Acquiror.

(cc)	Labour and Employment.

(i)	No material employee of Acquiror or its material subsidiaries is on long-term disability leave, extended absence, authorized unpaid leave of absence (including maternity or parental leave or unpaid sick leave) or worker's compensation leave. As of the date of this Agreement, and to the knowledge of Acquiror, none of the material employees of Acquiror or its material subsidiaries has indicated an intention to resign their employment. All current assessments under applicable workers' compensation legislation in relation to the employees of Acquiror and its material subsidiaries have been paid or accrued by Acquiror and its material subsidiaries, as applicable, and Acquiror and its material subsidiaries are not subject to any special or penalty assessment under such legislation which has not been paid.

(ii)	Except as disclosed in the Acquiror Disclosure Letter, there are no outstanding or, to the knowledge of Acquiror, pending or threatened labour tribunal proceedings of any kind, including unfair labour practice proceedings or any proceedings which could result in certification of a trade union or employee association as bargaining agent for any employees of Acquiror or any of its material subsidiaries. To the knowledge of Acquiror, there are no threatened or apparent organizing activities by a trade union or employee association involving employees of Acquiror or any of its material subsidiaries. Acquiror and its material subsidiaries are not certified to or entered into a voluntary recognition arrangement with a trade union or employee association and are not party to a collective agreement (whether or not the expiry date of such collective agreement has passed).

(iii)	The Acquiror Financial Statements include adequate accruals or reserves determined in accordance with IFRS for all accrued and unpaid salaries, wages, bonuses or other remuneration, vacation pay, Canada Pension Plan and Employment Insurance and other employee-related accruals including for any severance or termination payments in respect of employees whose employment was terminated before the date of such statements.

(dd)	Compliance with Laws. Acquiror and its material subsidiaries have complied with and are not in violation of any applicable Laws, other than non-compliance or violations which would not, individually or in the aggregate, have a Material Adverse Effect with respect to Acquiror.

(ee)	Absence of Cease Trade Orders. No order ceasing or suspending trading in Acquiror Shares (or any of them) or any other securities of Acquiror is outstanding and no proceedings for this purpose have been instituted or, to the knowledge of Acquiror, are pending, contemplated or threatened.

(ff)	Related Party Transactions. Except as disclosed in the Acquiror Financial Statements, there are no Contracts or other transactions currently in place between Acquiror or any of its material subsidiaries, on the one hand, and: (i) to the knowledge of Acquiror, any officer or director of Acquiror or any of its material subsidiaries; (ii) to the knowledge of Acquiror, any holder of record or, to the knowledge of Acquiror, beneficial owner of 10% or more of the Acquiror Shares; and (iii) to the knowledge of Acquiror, any affiliate or associate of any such, officer, director, holder of record or beneficial owner, on the other hand.

(gg)	Registration Rights. No Acquiror Shareholder has any right to compel Acquiror to register or otherwise qualify the Acquiror Shares (or any of them) for public sale or distribution.

(hh)	Rights of Other Persons. No person has any right of first refusal or option to purchase or any other right of participation in any of the material properties or assets owned by Acquiror or any of its material subsidiaries, or any part thereof.

(ii)	Restrictions on Business Activities. There is no arbitral award, judgment, injunction, constitutional ruling, order or decree binding upon Acquiror or any of its material subsidiaries that has or would reasonably be expected to have the effect of prohibiting, restricting, or impairing any business practice of any of them, any acquisition or disposition of property by any of them, or the conduct of the business by any of them as currently conducted, which would have a Material Adverse Effect with respect to Acquiror.

(jj)	Brokers. No broker, investment banker, financial advisor or other person is entitled to any broker's, finder's, financial advisor's or other similar fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of Acquiror, other than INFOR Financial Inc. and Scotia Capital Inc.

(kk)	Insurance. Acquiror and its material subsidiaries maintain policies of insurance in amounts and in respect of such risks as are normal and usual for companies of a similar size operating in the mining industry. All insurance maintained by Acquiror or any of its material subsidiaries is in full force and effect and in good standing and neither Acquiror nor any of its subsidiaries is in default, whether as to payment of premium or otherwise, under the terms of any such insurance nor has Acquiror or any of its material subsidiaries failed to give any notice or present any material claim under any such insurance in a due and timely fashion or received notice or otherwise become aware of any intent of an insurer to either claim any default on the part of Acquiror or any of its material subsidiaries or not to renew any policy of insurance on its expiry or to increase any deductible or cost, except where such failure or default or other event would not have a Material Adverse Effect with respect to Acquiror.

(ll)	United States Securities Laws.

(i)	Acquiror is a "foreign private issuer" as defined in Rule 3b-4 under the U.S. Exchange Act.

(ii)	Acquiror is not registered or required to be registered as an "investment company" under the United States Investment Company Act of 1940, as amended.

(mm)	Use of Short Form Prospectus. Acquiror meets the general eligibility requirements for use of a short form prospectus under National Instrument 44-101 – Short Form Prospectus Distributions of the Canadian Securities Administrators.

(nn)	Arrangements with Shareholders. Other than the Company Voting Agreements and this Agreement, Acquiror does not have any agreement, arrangement or understanding (whether written or oral) with respect to the Company or any of its securities, businesses or operations with any shareholder of the Company, any interested party of Company or any related party of any interested party of the Company, or any joint actor with any such persons (and for this purpose, the terms "interested party", "related party" and "joint actor" shall have the meaning ascribed to such terms in MI 61-101).

(oo)	Investment Canada Act. Acquiror is a Trade Agreement Investor.

4.2	Survival of Representations and Warranties

The representations and warranties of Acquiror contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

ARTICLE 5
COVENANTS

5.1	Covenants of the Company Regarding the Conduct of Business

The Company covenants and agrees that, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, except: (i) as required or expressly permitted by this Agreement; (ii) as required by applicable Laws or any Governmental Entities (iii) with the express prior written consent of Acquiror; or (iv) in connection with any COVID-19 Measures undertaken by the Company or its subsidiaries, the Company shall, and shall cause each of its material subsidiaries to, conduct its business in the ordinary course of business consistent with past practice. Without limiting the generality of the foregoing, from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, except: (i) as required or expressly permitted by this Agreement; (ii) as required by applicable Laws or any Governmental Entities (iii) with the express prior written consent of Acquiror; (iv) in connection with any COVID-19 Measures undertaken by the Company or its subsidiaries; or (v) as set out in Schedule 5.1 of the Company Disclosure Letter, the Company shall not, nor shall it permit any of its material subsidiaries to, directly or indirectly, without the prior written consent of Acquiror (which consent shall not be unreasonably withheld or delayed):

(a)	(i) amend its articles, charter or by-laws or other comparable organizational documents; (ii) split, combine or reclassify any shares in the capital of the Company or any of its material subsidiaries, or declare, set aside or pay any dividend or other distribution or payment (whether in cash, securities or property or any combination thereof) in respect of the Company Shares owned by any person or the securities of any subsidiary owned by a person other than the Company other than, in the case of any subsidiary wholly-owned by the Company, any dividends payable to the Company or any other wholly-owned subsidiary of the Company; (iii) issue, grant, deliver, sell or pledge, or agree to issue, grant, deliver, sell or pledge, any Company RSUs, Company PSUs, Company DSUs, shares of the Company or its material subsidiaries, or any rights convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, shares or other securities of the Company or its material subsidiaries, other than: (A) the issuance of the Company Shares pursuant to the terms of the outstanding Company Options or Company Incentive Awards, as applicable; (B) transactions in the ordinary course of business and consistent with past practices between two or more Company wholly-owned subsidiaries or between the Company and a Company wholly-owned subsidiary; and (C) as required under applicable Law or existing Material Contracts set forth in Schedule 3.1(w) of the Company Disclosure Letter; (iv) redeem, purchase or otherwise acquire, or offer to redeem, purchase or otherwise acquire, any outstanding securities of the Company or any of its subsidiaries (other than any redemption of Company RSUs, Company PSUs or Company DSUs in accordance with their terms); (v) amend the terms of any of its securities; (vi) adopt a plan of liquidation or resolution providing for the liquidation or dissolution of the Company or any of its material subsidiaries; (vii) amend its accounting policies or adopt new accounting policies, in each case except as required in accordance with IFRS; or (viii) enter into any agreement with respect to any of the foregoing;

(b)	except in the ordinary course of business consistent with past practice or as provided in the Company's budget provided on Schedule 5.1(b): (i) sell, pledge, hypothecate, lease, license, sell and lease back, mortgage, dispose of or encumber or otherwise transfer, any assets, securities, properties, interests or businesses of the Company or any of its material subsidiaries for an amount greater than $2 million, in the aggregate; (ii) acquire (by merger, amalgamation, consolidation or acquisition of shares or assets or otherwise), directly or indirectly, any assets, securities, properties, interests, businesses, corporation, partnership or other business organization or division thereof, or make any investment either by the purchase of securities, contribution of capital, property transfer, or purchase of any other property or assets of any other person, for an amount greater than $2 million, in the aggregate; (iii) incur, create, assume or otherwise become liable for, any indebtedness for borrowed money or any other liability or obligation or issue any debt securities or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other person; (iv) take any action with respect to the Company Credit Facilities to drawdown any amount greater than $2 million, in the aggregate, or to refinance, prepay, or otherwise amend the terms thereof, other than any actions taken in accordance with this Agreement; (v) pay, discharge or satisfy any material liabilities or obligations other than in respect of Company Transaction Costs and Company Employee Costs; (vi) waive, release, grant or transfer any rights of material value; (vii) enter into new commitments of a capital expenditure nature in excess of $2 million, in the aggregate, except in accordance with the Company's budget provided on Schedule 5.1(b); or (viii) authorize or propose any of the foregoing, or enter into any agreement to do any of the foregoing;

(c)	other than in the ordinary course of business consistent with past practice and as is necessary to comply with applicable Laws or Contracts, or in accordance with the Company Benefit Plans: (i) grant to any officer, employee or director of the Company or any of its subsidiaries an increase in compensation in any form, or grant any general salary increase; (ii) make any loan to any officer, employee, or director of the Company or any of its subsidiaries; (iii) take any action with respect to the grant of any severance, change of control, bonus or termination pay to, or enter into any employment agreement, deferred compensation or other similar agreement (or amend any such existing agreement) with any officer, employee or director of the Company or any of its subsidiaries; (iv) increase any benefits payable under any existing severance or termination pay policies or employment agreements, or adopt or materially amend or make any contribution to any Company Benefit Plan or other bonus, profit sharing, option, pension, retirement, deferred compensation, insurance, incentive compensation, compensation or other similar plan, agreement, trust, fund or arrangement for the benefit of directors, officers or employees or former directors, officers, employees of the Company or any of its subsidiaries; (v) increase bonus levels or other benefits payable to any director, officer or employee of the Company or any of its subsidiaries; (vi) establish, adopt or amend (except as required by applicable Law) any collective bargaining agreement or similar agreement; or (vii) provide for accelerated vesting, removal of restrictions on exercise of any stock based or stock related awards (including Company Incentive Awards) upon a change of control occurring on or prior to the Effective Time;

(d)	settle, pay, discharge, satisfy, compromise, waive, assign or release, in an amount greater than $2 million: (i) any material action, claim or proceeding brought against the Company and/or any of its subsidiaries; or (ii) any action, claim or proceeding brought by any present, former or purported holder of its securities in connection with the transactions contemplated by this Agreement or the Plan of Arrangement;

(e)	enter into any agreement or arrangement that limits or otherwise restricts in any material respect the Company or any of its material subsidiaries or any successor thereto, or that would, after the Effective Time, limit or restrict in any material respect the Company or any of its material subsidiaries from competing in any manner;

(f)	waive, release or assign any material rights, claims or benefits of the Company or any of its material subsidiaries;

(g)	other than in the ordinary course of business consistent with past practice, enter into any agreement that if entered into prior to the date hereof would be a Material Contract; or modify, amend in any material respect, transfer or terminate any Material Contract, or waive, release or assign any material rights or claims thereto or thereunder;

(h)	enter into any agreement, take any action or fail to take any action that would result in any material breach of any royalty arrangements for the Company Properties, including, for greater certainty, the Company Royalties;

(i)	change any method of Tax accounting, make or change any Tax election, file any materially amended Return, settle or compromise any Tax liability in excess of $2 million, agree to an extension or waiver of the limitation period with respect to the assessment, reassessment or determination of Taxes, enter into any closing agreement with respect to any Tax or surrender any right to claim a material Tax refund;

(j)	take any action or fail to take any action which action or failure to act would result in the material loss, expiration or surrender of, or the loss of any material benefit under, or reasonably be expected to cause any Governmental Entity to institute proceedings for the suspension, revocation or limitation of rights under, any material Permits or any approvals of or from any Governmental Entity necessary to conduct its businesses as now conducted or as proposed to be conducted; or fail to prosecute with commercially reasonable due diligence any pending applications to any Governmental Entities for approvals; or

(k)	agree, resolve or commit to do any of the foregoing.

The Company shall use its commercially reasonable efforts to cause the current insurance (or re-insurance) policies maintained by the Company or any of its subsidiaries, including directors' and officers' insurance, not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance or re-insurance companies of nationally recognized standing having comparable deductions and providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect; provided that, subject to Section 7.5(a), none of the Company or any of its subsidiaries shall obtain or renew any insurance (or re-insurance) policy for a term exceeding 12 months without prior consultation with Acquiror.

Subject to applicable Law, the Company shall keep Acquiror informed as to all material decisions or actions required to be made with respect to the operations of the business of the Company; provided, however, that the failure to do so shall not constitute a breach of this Agreement that, in and of itself, may lead to termination of this Agreement.

The Company shall promptly notify Acquiror in writing of any circumstance or development that, to the knowledge of the Company, would constitute a Material Adverse Effect with respect to the Company.

5.2	Covenants of Acquiror Regarding the Conduct of Business

Acquiror covenants and agrees that, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, except: (i) as required or expressly permitted by this Agreement; (ii) as required by applicable Laws or any Governmental Entities; (iii) with the express prior written consent of the Company; or (iv) in connection with any COVID-19 Measures undertaken by Acquiror or its subsidiaries, Acquiror shall, and shall cause each of its material subsidiaries to, conduct its business in the ordinary course of business consistent with past practice and, in accordance, in all material respects, with applicable Laws. Without limiting the generality of the foregoing, from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, except: (i) as required or expressly permitted by this Agreement; (ii) as required by applicable Laws or any Governmental Entities; (iii) with the express prior written consent of the Company; (iv) in connection with any COVID-19 Measures undertaken by Acquiror or its subsidiaries; or (v) as set out in Schedule 5.2 of the Acquiror Disclosure Letter, Acquiror shall not, nor shall it permit any of its material subsidiaries to, directly or indirectly, without the prior written consent of the Company (which consent shall not be unreasonably withheld or delayed):

(a)	(i) amend its articles, charter or by-laws or other comparable organizational documents; (ii) split, combine or reclassify any shares in the capital of Acquiror or any of its material subsidiaries, or declare, set aside or pay any dividend or other distribution or payment (whether in cash, securities or property or any combination thereof) in respect of the Acquiror Shares owned by any person or the securities of any subsidiary owned by a person other than Acquiror other than, in the case of any subsidiary wholly-owned by Acquiror, any dividends payable to Acquiror or any other wholly-owned subsidiary of Acquiror; (iii) issue, grant, deliver, sell or pledge, or agree to issue, grant, deliver, sell or pledge, any shares of Acquiror or its material subsidiaries, or any rights convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, shares or other securities of Acquiror or its material subsidiaries, other than: (A) the issuance of Acquiror Options, Acquiror RSUs, Acquiror PSUs in the ordinary course and consistent with past practices; (B) the issuance of Acquiror Shares pursuant to the terms of the outstanding Acquiror Options, Acquiror RSUs, Acquiror PSUs, the Acquiror Debentures, including Acquiror RSUs and Acquiror PSUs that have been approved prior to the date of this Agreement but not yet granted as disclosed in the Acquiror Disclosure Letter, or as set out in the Acquiror Disclosure Letter; (C) transactions in the ordinary course of business and consistent with past practices between two or more Acquiror wholly-owned subsidiaries or between Acquiror and an Acquiror wholly-owned subsidiary; and (D) as required under applicable Law or existing Material Contracts set forth in Schedule 4.1(v) of the Acquiror Disclosure Letter; (iv) redeem, purchase or otherwise acquire, or offer to redeem, purchase or otherwise acquire, any outstanding securities of Acquiror or any of its subsidiaries; (v) amend the terms of any of its securities; (vi) adopt a plan of liquidation or resolution providing for the liquidation or dissolution of Acquiror or any of its material subsidiaries; (vii) amend its accounting policies or adopt new accounting policies, in each case except as required in accordance with IFRS; or (viii) enter into any agreement with respect to any of the foregoing;

(b)	except in the ordinary course of business consistent with past practice: (i) sell, pledge, hypothecate, lease, license, sell and lease back, mortgage, dispose of or encumber or otherwise transfer, any assets, securities, properties, interests or businesses of Acquiror or any of its material subsidiaries for an amount greater than $5 million, in the aggregate; (ii) acquire (by merger, amalgamation, consolidation or acquisition of shares or assets or otherwise), directly or indirectly, any assets, securities, properties, interests, businesses, corporation, partnership or other business organization or division thereof, or make any investment either by the purchase of securities, contribution of capital, property transfer, or purchase of any other property or assets of any other person, for an amount greater than $5 million, in the aggregate; (iii) incur, create, assume or otherwise become liable for, any indebtedness for borrowed money or any other liability or obligation or issue any debt securities or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other person; (iv) pay, discharge or satisfy any material liabilities or obligations; (v) waive, release, grant or transfer any rights of material value; (vi) enter into new commitments of a capital expenditure nature in excess of $5 million, in the aggregate, except in accordance with current approved budgets that have been disclosed to the Company; or (vii) authorize or propose any of the foregoing, or enter into any agreement to do any of the foregoing;

(c)	other than in the ordinary course of business consistent with past practice and as is necessary to comply with applicable Laws or Contracts or in accordance with the Acquiror Benefit Plans: (i) grant to any officer, employee or director of Acquiror or any of its subsidiaries an increase in compensation in any form, or grant any general salary increase; (ii) make any loan to any officer, employee, or director of Acquiror or any of its subsidiaries; (iii) take any action with respect to the grant of any severance, change of control, bonus or termination pay to, or enter into any employment agreement, deferred compensation or other similar agreement (or amend any such existing agreement) with any officer, employee or director of Acquiror or any of its subsidiaries; (iv) increase any benefits payable under any existing severance or termination pay policies or employment agreements, or adopt or materially amend or make any contribution to any Acquiror Benefit Plan or other bonus, profit sharing, option, pension, retirement, deferred compensation, insurance, incentive compensation, compensation or other similar plan, agreement, trust, fund or arrangement for the benefit of directors, officers or employees or former directors, officers, employees of Acquiror or any of its subsidiaries; (v) increase bonus levels or other benefits payable to any director, officer or employee of Acquiror or any of its subsidiaries; or (vi) provide for accelerated vesting, removal of restrictions on exercise of any stock based or stock related awards (including stock options, stock appreciation rights, deferred share units, performance units and restricted share awards) upon a change of control occurring on or prior to the Effective Time;

(d)	other than as set out in the Acquiror Disclosure Letter, settle, pay, discharge, satisfy, compromise, waive, assign or release, in an amount greater than $5 million: (i) any material action, claim or proceeding brought against Acquiror and/or any of its subsidiaries; (ii) any action, claim or proceeding brought by any present, former or purported holder of its securities in connection with the transactions contemplated by this Agreement or the Plan of Arrangement; or (iii) as set out in the Acquiror Disclosure Letter;

(e)	enter into any agreement or arrangement that limits or otherwise restricts in any material respect Acquiror or any of its material subsidiaries or any successor thereto, or that would, after the Effective Time, limit or restrict in any material respect Acquiror or any of its material subsidiaries from competing in any manner;

(f)	waive, release or assign any material rights, claims or benefits of Acquiror or any of its material subsidiaries;

(g)	other than in the ordinary course of business consistent with past practice, enter into any agreement that if entered into prior to the date hereof would be a Material Contract; or modify, amend in any material respect, transfer or terminate any Material Contract, or waive, release or assign any material rights or claims thereto or thereunder;

(h)	change any method of Tax accounting, make or change any Tax election, file any materially amended Return, settle or compromise any Tax liability in excess of $2 million, agree to an extension or waiver of the limitation period with respect to the assessment, reassessment or determination of Taxes, enter into any closing agreement with respect to any Tax or surrender any right to claim a material Tax refund;

(i)	take any action or fail to take any action which action or failure to act would result in the material loss, expiration or surrender of, or the loss of any material benefit under, or reasonably be expected to cause any Governmental Entity to institute proceedings for the suspension, revocation or limitation of rights under, any material Permits or any approvals of or from any Governmental Entity necessary to conduct its businesses as now conducted or as proposed to be conducted; or fail to prosecute with commercially reasonable due diligence any pending applications to any Governmental Entities for approvals; or

(j)	agree, resolve or commit to do any of the foregoing.

Subject to applicable Law, Acquiror shall keep the Company informed as to all material decisions or actions required to be made with respect to the operations of the business of Acquiror; provided, however, that the failure to do so shall not constitute a breach of this Agreement that, in and of itself, may lead to termination of this Agreement.

Acquiror shall promptly notify the Company in writing of any circumstance or development that, to the knowledge of Acquiror would constitute a Material Adverse Effect with respect to Acquiror.

5.3	Covenants of the Company Relating to the Arrangement

The Company shall, and shall cause its subsidiaries to, perform all obligations required to be performed by the Company or any of its subsidiaries under this Agreement, co-operate with Acquiror in connection therewith, and do all such other acts and things as may be reasonably necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated in this Agreement and, without limiting the generality of the foregoing, the Company shall and, where applicable, shall cause its subsidiaries to:

(a)	use its commercially reasonable efforts to obtain, as soon as practicable following execution of this Agreement, all third-party consents, approvals and provide any notices required under any Material Contracts and all Key Third Party Consents, all as set out in the Company Disclosure Letter;

(b)	use commercially reasonable efforts to assist Acquiror in making the necessary arrangements to restructure, payout or otherwise deal with the Company Credit Facilities and other indebtedness of the Company; and

(c)	promptly notify Acquiror of:

(i)	any notice or other communication in writing from any person received by the Company alleging (i) that the consent (or waiver, permit, exemption, order, approval, agreement, amendment or confirmation) of such person is required in connection with this Agreement or the Arrangement, or (ii) that such person is terminating, may terminate, or is otherwise materially adversely modifying or may materially adversely modify its relationship with the Company as a result of this Agreement or the Arrangement;

(ii)	any notice or other communication in writing from any Governmental Entity received by the Company in connection with this Agreement (and the Company shall contemporaneously provide a copy of any such written notice or communication to Acquiror); or

(iii)	any material filing, action, suit, claim, investigation or proceeding commenced or, to the knowledge of the Company, threatened in writing against, relating to or involving or otherwise affecting the Company or its subsidiaries in connection with this Agreement or the Arrangement.

5.4	Covenants of Acquiror Relating to the Arrangement

Acquiror shall, and shall cause its subsidiaries to, perform all obligations required to be performed by Acquiror or any of its subsidiaries under this Agreement, co-operate with the Company in connection therewith, and do all such other acts and things as may be reasonably necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated in this Agreement and, without limiting the generality of the foregoing, Acquiror shall and, where appropriate, shall cause its subsidiaries to:

(a)	subject to the terms and conditions of this Agreement and of the Plan of Arrangement and applicable Laws, issue the Consideration Shares to be issued pursuant to the Arrangement at the time provided herein;

(b)	subject to the terms and conditions of this Agreement and of the Plan of Arrangement and applicable Laws, Acquiror shall do all things necessary to provide for the application of the provisions set forth in the Plan of Arrangement with respect to the Company Incentive Awards;

(c)	use its commercially reasonable efforts to obtain, as soon as practicable following execution of this Agreement, all third-party consents, approvals and provide any notices required under any of the Material Contracts, and all Key Third Party Consents, all as set out in the Acquiror Disclosure Letter; and

(d)	promptly notify the Company of:

(i)	any notice or other communication in writing from any person received by Acquiror alleging that the consent (or waiver, permit, exemption, order, approval, agreement, amendment or confirmation) of such person is required in connection with this Agreement or the Arrangement;

(ii)	any notice or other communication in writing from any Governmental Entity received by Acquiror in connection with this Agreement (and Acquiror shall contemporaneously provide a copy of any such written notice or communication to the Company); or

(iii)	any material filing, action, suit, claim, investigation or proceeding commenced or, to the knowledge of Acquiror, threatened in writing against, relating to or involving or otherwise affecting Acquiror or its subsidiaries in connection with this Agreement or the Arrangement.

5.5	Mutual Covenants

Each of the Parties covenants and agrees that, except as contemplated in this Agreement, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms:

(a)	it shall apply for and use its commercially reasonable efforts to obtain all Key Regulatory Approvals relating to such Party or any of its subsidiaries and it shall file as soon as reasonably practicable with all applicable Governmental Entities all notices, applications, submissions or other documents or information required and, without limiting the foregoing, each Party shall use its commercially reasonable efforts to satisfy, as soon as reasonably possible, any requests for information and documentation received from any Governmental Entity in connection with such approval; and, in doing so, keep the other Party reasonably informed as to the status of the proceedings related to obtaining such approvals, including providing the other Party with copies of all related applications and notifications in draft form (except where such material is confidential in which case it will be provided (subject to applicable Laws) to the other Party's outside counsel on an "external counsel" basis), in order for the other Party to provide its reasonable comments thereon;

(b)	it shall, and shall cause its subsidiaries to, use commercially reasonable efforts to satisfy (or cause the satisfaction of) the conditions precedent to its obligations hereunder as set forth in Article 6 to the extent the same is within its control and to take, or cause to be taken, as promptly as practicable, all other action and to do, or cause to be done, all other things necessary, proper or advisable under all applicable Laws to complete the Plan of Arrangement, including using its commercially reasonable efforts to: (i) obtain all Key Regulatory Approvals required to be obtained by it; (ii) effect all necessary registrations, filings and submissions of information requested by Governmental Entities required to be effected by it in connection with the Plan of Arrangement; (iii) oppose, lift or rescind any injunction or restraining order against it or other order or action against it seeking to stop, or otherwise adversely affecting its ability to make and complete, the Plan of Arrangement; (iv) co-operate with the other Party in connection with the performance by it and its subsidiaries of their obligations hereunder, including giving the other Party a reasonable opportunity to review and comment on any filing or submission being made to a Governmental Entity in connection with the Key Regulatory Approvals, which comments the receiving Party shall give due consideration to, and providing the other Party with a final copy of any filing or submission made to a Governmental Entity (where a Party regards any information in a filing or submission to be both confidential and competitively sensitive, the supplying Party may restrict the supply of such information to the receiving Party's external legal counsel only and such receiving Party shall not request or receive such information from its external legal counsel without the supplying Party's written consent); (v) provide the other Party with any communications received from a Governmental Entity in connection with obtaining the Key Regulatory Approvals. Neither Party shall attend any meeting with a Governmental Entity in connection with obtaining the Key Regulatory Approvals, whether such meeting will be by teleconference or in person, without affording the other Party a reasonable opportunity to attend such meeting (provided that the Governmental Entity does not object to the attendance of both Parties at any such meeting);

(c)	it shall defend all lawsuits or other legal, regulatory or other proceedings against such Party challenging or affecting this Agreement or the consummation of the transactions contemplated hereby;

(d)	it shall not take any action, refrain from taking any commercially reasonable action, or permit any action to be taken or not taken, which is inconsistent with this Agreement or which would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the ability to consummate the Arrangement or the transactions contemplated by this Agreement, except as permitted by this Agreement; and

(e)	it shall use its commercially reasonable efforts to ensure that the Section 3(a)(10) Exemption is available for the issuance of Consideration Shares to the Company Shareholders in exchange for their Company Shares pursuant to the Plan of Arrangement.

ARTICLE 6
CONDITIONS

6.1	Mutual Conditions

The respective obligations of the Parties to complete the Arrangement are subject to the satisfaction, on or before the Effective Time, of each of the following conditions precedent, each of which may only be waived with the mutual consent of the Parties:

(a)	Court Proceedings. The Interim Order and the Final Order shall have each been obtained on terms consistent with this Agreement, and shall not have been set aside or modified in a manner unacceptable to either the Company or Acquiror, each acting reasonably, on appeal or otherwise.

(b)	Arrangement Resolution. The Company Securityholder Approval shall have been obtained at the Company Meeting in accordance with the Interim Order.

(c)	Acquiror Resolution. The Acquiror Shareholder Approval shall have been obtained at the Acquiror Meeting.

(d)	No Actions. There shall not exist any prohibition at Law, including a cease trade order, injunction or other prohibition or order at Law, against Acquiror or the Company which prevents the consummation of the Arrangement.

(e)	Key Authorizations. Each of the Key Regulatory Approvals and Key Third Party Consents shall have been obtained and remain in force, and for the avoidance of doubt, the Parties agree that, as of the date of this Agreement, all Key Third Party Consents have been obtained and remain in full force.

(f)	No Termination. This Agreement shall not have been otherwise terminated in accordance with its terms.

(g)	Exempt Distributions. The distribution of the securities pursuant to the Arrangement shall be exempt from the prospectus and registration requirements of applicable Securities Laws and shall not be subject to resale restrictions under applicable Securities Laws (other than as applicable to control persons or pursuant to section 2.8 of National Instrument 45-102 – Resale of Securities of the Canadian Securities Administrators).

The conditions in this Section 6.1 are for the mutual benefit of the Parties and may be asserted by either Party regardless of the circumstances and may be waived by the mutual written consent of the Parties, in whole or in part, at any time and from time to time, without prejudice on any other rights that the Parties may have, including the right of the Parties to rely on any other of such conditions.

6.2	Additional Conditions to the Obligations of Acquiror

The obligations of Acquiror to complete the Arrangement shall also be subject to the satisfaction of each of the following conditions precedent (each of which is for the exclusive benefit of Acquiror and may be waived by Acquiror):

(a)	Representations and Warranties. The representations and warranties of the Company set forth in: (i) Sections 3.1(c), 3.1(d) and 3.1(e)(i)(A) shall be true and correct in all respects as of the Effective Time as if made at and as of such time; (ii) the representations and warranties of the Company set forth in Sections 3.1(f) and 3.1(h) shall be true and correct in all respects (except for de minimis inaccuracies) as of the date of this Agreement; and (iii) all other representations and warranties of the Company set forth in this Agreement shall be true and correct in all respects (disregarding for purposes of this Section 6.2(a) any materiality or Material Adverse Effect qualification contained in any such representation or warranty) as of the Effective Time as if made at and as of such time (except that any such representation and warranty that by its term speaks specifically as of the date of this Agreement or another date shall be true and correct in all respects as of such date), except in the case of this clause (iii) where the failure to be so true and correct in all respects, individually and in the aggregate, has not had or would not have a Material Adverse Effect, and Acquiror shall have received a certificate of the Company addressed to Acquiror and dated the Effective Date, signed on behalf of the Company by two executive officers of the Company (on the Company's behalf and without personal liability), confirming the same as at the Effective Time.

(b)	Covenants. All covenants of the Company under this Agreement to be performed on or before the Effective Time which have not been waived by Acquiror shall have been duly performed by the Company in all material respects, and Acquiror shall have received a certificate of the Company addressed to Acquiror and dated the Effective Date, signed by two executive officers on behalf of the Company (on the Company's behalf and without personal liability), confirming the same as at the Effective Time.

(c)	No Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Material Adverse Effect with respect to the Company.

(d)	Dissent Rights. Holders of no more than 5% of the Company Shares shall have validly exercised Dissent Rights in respect of the Arrangement that have not been withdrawn as of the Effective Date.

The conditions in this Section 6.2 are for the exclusive benefit of Acquiror and may be waived by it, in its sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which Acquiror may have.

6.3	Additional Conditions to the Obligations of the Company

The obligations of the Company to complete the Arrangement shall also be subject to the satisfaction of each of the following conditions precedent (each of which is for the exclusive benefit of the Company and may be waived by the Company):

(a)	Representations and Warranties. The representations and warranties of Acquiror set forth in: (i) Sections 4.1(c), 4.1(d), 4.1(e)(i)(A) and 4.1(bb) shall be true and correct in all respects as of the Effective Time as if made at and as of such time; (ii) the representations and warranties of Acquiror set forth in Sections 4.1(f) and 4.1(h) shall be true and correct in all respects (except for de minimis inaccuracies) as of the date of this Agreement; and (iii) all other representations and warranties of Acquiror set forth in this Agreement shall be true and correct in all respects (disregarding for purposes of this Section 6.3(a) any materiality or Material Adverse Effect qualification contained in any such representation or warranty) as of the Effective Time as if made at and as of such time (except that any such representation and warranty that by its term speaks specifically as of the date of this Agreement or another date shall be true and correct in all respects as of such date), except in the case of this clause (iii) where the failure to be so true and correct in all respects, individually and in the aggregate, has not had or would not have a Material Adverse Effect, and the Company shall have received a certificate of Acquiror addressed to the Company and dated the Effective Date, signed on behalf of Acquiror by two executive officers of Acquiror (on Acquiror's behalf and without personal liability), confirming the same as at the Effective Time.

(b)	Covenants. All covenants of Acquiror under this Agreement to be performed on or before the Effective Time which have not been waived by the Company shall have been duly performed by Acquiror in all material respects, and the Company shall have received a certificate of Acquiror, addressed to the Company and dated the Effective Date, signed on behalf of Acquiror by two executive officers of Acquiror (on Acquiror's behalf and without personal liability), confirming the same as at the Effective Time.

(c)	No Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Material Adverse Effect with respect to Acquiror.

(d)	Listing of Consideration Shares. Acquiror shall have delivered evidence satisfactory to the Company of the approval of the listing and posting for trading on the TSX and the NYSE, subject only to satisfaction of the standard listing conditions, of the Consideration Shares at the Effective Time.

(e)	Payment of Consideration. Acquiror shall have complied with its obligations under Section 2.12 and the Depositary and the Escrow Agent shall have confirmed receipt of the aggregate Consideration or cash amount referred to therein, as applicable, contemplated thereby.

The conditions in this Section 6.3 are for the exclusive benefit of the Company and may be waived by it, in its sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which Acquiror may have.

6.4	Satisfaction of Conditions

The conditions precedent set out in Sections 6.1, 6.2 and 6.3 shall be conclusively deemed to have been satisfied, waived or released at the Effective Time.

ARTICLE 7
ADDITIONAL AGREEMENTS

7.1	Notice and Cure Provisions

(a)	Each Party will give prompt notice to the other of the occurrence, or failure to occur, at any time from the date hereof until the earlier to occur of the termination of this Agreement and the Effective Time of any event or state of facts which occurrence or failure would, or would be reasonably likely to:

(i)	cause any of the representations or warranties of such Party contained herein to be untrue or inaccurate in any material respect on the date hereof or at the Effective Time; or

(ii)	result in the failure, in any material respect, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by such Party hereunder prior to the Effective Time

(b)	Acquiror may not exercise its rights to terminate this Agreement pursuant to Section 8.2(b)(iv) and the Company may not exercise its right to terminate this Agreement pursuant to Section 8.2(c)(iv) unless the Party intending to rely thereon has delivered a written notice to the other Party specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Party delivering such notice is asserting as the basis for the non-fulfilment of the applicable condition or termination right, as the case may be. If any such notice is delivered, provided that a Party is proceeding diligently to cure such matter and such matter is capable of being cured, no Party may terminate this Agreement until the expiration of a period of 15 Business Days from such notice (except that no cure period shall be provided for a breach that, by its nature, cannot be cured and, in no event shall any cure period extend beyond the Outside Date), and then only if such matter has not been cured by such date. If such notice has been delivered prior to the making of the application for the Final Order, such application and such filing shall be postponed until the expiry of such period.

7.2	Non-Solicitation

(a)	Except as expressly contemplated in this Article 7, neither Party shall, directly or indirectly, including through any subsidiary or through any officer, director, employee, representative (including any financial or other advisor) or agent (collectively, the "Representatives") do any of the following:

(i)	solicit, promote, facilitate or knowingly encourage (including by way of furnishing any information or site visit) the initiation of any communication, inquiry or proposal that constitutes or may reasonably be expected to lead to an Acquisition Proposal;

(ii)	participate or enter into any discussions or negotiations with any person (other than the other Party or any of its affiliates) regarding or otherwise co-operate with, respond to, assist or participate in, an Acquisition Proposal; provided, however, the Party may communicate with any person making an Acquisition Proposal for the purpose of advising such person that the Acquisition Proposal does not constitute and/or is not reasonably expected to constitute or result in a Superior Proposal;

(iii)	approve, accept, endorse or recommend, or propose publicly to approve, accept, endorse or recommend, any Acquisition Proposal (it being understood that publicly taking no position or a neutral position with respect to an Acquisition Proposal for a period of no more than five Business Days after such Acquisition Proposal has been publicly announced, or in the event that the Company Meeting or the Acquiror Meeting, as applicable, is scheduled to occur within such five Business Day period, prior to the third Business Day prior to the date of the Company Meeting or Acquiror Meeting, as applicable, shall be deemed not to constitute a violation of this Section 7.2 provided the Company Board or Acquiror Board, as applicable, has rejected such Acquisition Proposal and affirmed its recommendation before the end of such period);

(iv)	approve, accept, enter into or publicly propose to approve, accept or enter into any agreement, understanding, undertaking or arrangement or other Contract in respect of an Acquisition Proposal ("Acquisition Agreement") (other than an Acceptable Confidentiality Agreement or an Acceptable Acquiror Confidentiality Agreement, as applicable, in accordance with Section 7.2(c));

(v)	make a Change in Recommendation; or

(vi)	make any public announcement inconsistent with the Company Board Recommendation or the Acquiror Board Recommendation, as applicable.

(b)	Each Party shall, and shall cause its subsidiaries and Representatives to immediately cease and cause to be terminated any existing solicitation, encouragement, discussion or negotiation with any persons commenced prior to the date of this Agreement by it, its subsidiaries or any Representatives with respect to any Acquisition Proposal, and, in connection therewith, each Party will discontinue access to or disclosure of any of its confidential information (and not establish or allow access to any of its confidential information, or any data room, virtual or otherwise) and shall as soon as possible request, to the extent that it is entitled to do so (and exercise all rights it has to require), the return or destruction of all confidential information regarding such Party and its subsidiaries previously provided to any such person or any other person and will request, to the extent that it is entitled to do so (and exercise all rights it has to require), the destruction of all material including or incorporating or otherwise reflecting any material confidential information regarding such Party and its subsidiaries. Each Party agrees that neither it nor any of its subsidiaries, shall terminate, waive, amend or modify any provision of any existing confidentiality agreement relating to an Acquisition Proposal or any standstill agreement to which it or any of its subsidiaries is a party or may hereafter become a party in accordance with Section 7.2(c) and each Party undertakes to enforce all standstill, non-disclosure, non-disturbance, non-solicitation and similar covenants that it or any of its subsidiaries have entered into prior to the date hereof (it being acknowledged by each Party that the automatic termination or release of any standstill restrictions of any such agreements as a result of the entering into or announcement of this Agreement shall not be a violation of this Section 7.2(b)).

(c)	Notwithstanding Sections 7.2(a) and 7.2(b) and any other provision of this Agreement or of any other agreement between Acquiror and the Company, if at any time following the date of this Agreement and prior to obtaining the Company Securityholder Approval or the Acquiror Shareholder Approval, as applicable, a Party receives a bona fide, written Acquisition Proposal that did not result from a breach of Sections 7.2(a) and 7.2(b) and that the Company Board or Acquiror Board, as applicable, determines in good faith, after consultation with its financial advisors and outside counsel, constitutes or, if consummated in accordance with its terms, could reasonably be expected to lead to a Superior Proposal, then such Party may, in response to a request made by the person making such Acquisition Proposal provided such Party is in compliance with Section 7.2(d):

(i)	furnish non-public information with respect to the Party and its subsidiaries to the person making such Acquisition Proposal; and/or

(ii)	enter into, participate, facilitate and maintain discussions or negotiations with, and otherwise cooperate with or assist, the person making such Acquisition Proposal;

provided that the Party that received such Acquisition Proposal shall not, and shall not allow its Representatives to, under any circumstances, waive any confidentiality or standstill provision or agreement that would otherwise prohibit such person from making such Acquisition Proposal or disclose any non-public information to such person: (i) if such non-public information has not been previously provided to, or is not concurrently provided to the other Party; and (ii) unless prior to disclosing any such information, the Party shall enter into an Acceptable Confidentiality Agreement or an Acceptable Acquiror Confidentiality Agreement, as applicable, with such person; provided, however, that any such agreement shall not preclude such person from making a Superior Proposal and no such agreement shall be required if such person is already party to a confidentiality agreement with such Party.

(d)	Each Party shall promptly notify the other Party, at first orally and then in writing within 24 hours of receipt of any Acquisition Proposal, including a description of the material terms and conditions thereof, and the identity of the person or persons making the Acquisition Proposal, and shall provide the other Party with a copy of any such proposal, inquiry, offer or request, and a copy of any agreement entered into in accordance with Section 7.2(c). Such Party shall thereafter also provide such other details of such proposal, inquiry, offer or request, or any amendment to any of the foregoing, as the other Party may reasonably request and shall keep the other Party promptly informed as to the status, including any changes to the material terms, of such proposal, inquiry, offer or request, or any amendment to any of the foregoing, and shall respond promptly to all reasonable inquiries from the other Party with respect thereto.

(e)	Subject to Section 7.3, at any time following the date of this Agreement and prior to obtaining the Company Securityholder Approval, if the Company receives an Acquisition Proposal that did not result from a breach of this Section 7.2 (it being understood that the Company will not be in breach of this Section 7.2 if the Company or its Representatives contact the party making the Acquisition Proposal for the sole purpose of clarifying its terms and conditions) and which the Company Board concludes in good faith, after consultation with its financial advisors and outside legal counsel, constitutes a Superior Proposal, it may, subject to compliance with the procedures and payment of fees set forth in Sections 7.4 and 8.2, terminate this Agreement to enter into a definitive agreement with respect to such Superior Proposal.

(f)	Subject to Section 7.3, at any time following the date of this Agreement and prior to obtaining Acquiror Shareholder Approval, if Acquiror receives an Acquisition Proposal that did not result from a breach of this Section 7.2 (it being understood that Acquiror will not be in breach of this Section 7.2 if Acquiror or its Representatives contact the party making the Acquisition Proposal for the sole purpose of clarifying its terms and conditions) and which the Company Board concludes in good faith, after consultation with its financial advisors and outside legal counsel, constitutes a Superior Proposal, it may, subject to compliance with the procedures and payment of fees set forth in Sections 7.4 and 8.2, terminate this Agreement to enter into a definitive agreement with respect to such Superior Proposal.

(g)	Nothing contained in this Agreement shall prohibit a Party from taking any action or making a Change in Recommendation or from making any disclosure to any of its securityholders prior to the Effective Time including, for greater certainty, disclosure of a Change in Recommendation in respect of an Acquisition Proposal, if, in the good faith judgment of the Company Board or Acquiror Board, as applicable, after consultation with outside legal counsel, failure to take such action or make such disclosure would be inconsistent with the Company Board's or Acquiror Board's, as applicable, exercise of its fiduciary duties or such action or disclosure is otherwise required under applicable Law (including by responding to an Acquisition Proposal under a directors' circular or otherwise as required under Securities Laws).

(h)	Each Party shall ensure that its subsidiaries and its and their respective Representatives are aware of the provisions of this Section 7.2, and it shall be responsible for any breach of this Section 7.2 by such Representatives.

7.3	Right to Match

(a)	Notwithstanding Section 7.2, or anything to the contrary in this Agreement, if at any time following the date of this Agreement and prior to obtaining the Company Securityholder Approval or the Acquiror Shareholder Approval, as applicable, a Party receives an Acquisition Proposal that the Company Board or Acquiror Board, as applicable, concludes in good faith, after consultation with its financial advisors and outside legal counsel, constitutes a Superior Proposal, it may enter into an Acquisition Agreement in respect of such Superior Proposal, provided that:

(i)	the Party receiving the Superior Proposal has complied in all material respects with its obligations under Section 7.2;

(ii)	the Party receiving the Superior Proposal has provided the other Party with (A) a copy of the Superior Proposal, and (B) a copy of the proposed Acquisition Agreement;

(iii)	such Party has delivered to the other Party a written notice of the determination of the Company Board or Acquiror Board, as applicable, that such Acquisition Proposal constitutes a Superior Proposal, and of the intention of the Company Board or Acquiror Board, as applicable, to (A) make a Change in Recommendation and/or (B) enter into an Acquisition Agreement with respect to such Superior Proposal (collectively the "Superior Proposal Notice");

(iv)	a period (the "Response Period") of not less than five Business Days has elapsed from the date that is the later of: (x) the date on which the other Party receives the Superior Proposal Notice; and (y) the date on which the relevant Party receives a copy of the Superior Proposal and all related documents described in Section 7.2(d); and

(v)	if the other Party has offered to amend this Agreement and the Arrangement under Section 7.3(b), the Company Board or Acquiror Board, as applicable, has determined in good faith, after consultation with its financial advisors and outside legal counsel, that such Acquisition Proposal continues to constitute a Superior Proposal compared to the terms of the Arrangement as proposed to be amended by the other Party under Section 7.3(b).

(b)	During the Response Period, the other Party will have the right, but not the obligation, to offer to amend this Agreement and the Plan of Arrangement, including modification of the Consideration. The Party that delivered the Superior Proposal Notice shall review any such offer by the other Party to amend this Agreement and the Plan of Arrangement to determine whether the Acquisition Proposal to which the other Party is responding would continue to be a Superior Proposal when assessed against the Arrangement as it is proposed in writing by the other Party to be amended. If the Party that delivered the Superior Proposal Notice determines that the Acquisition Proposal no longer constitutes a Superior Proposal, when assessed against this Agreement and the Plan of Arrangement as they are proposed to be amended by the other Party, the Party that delivered the Superior Proposal Notice will enter into an amendment to this Agreement with the other Party incorporating the amendments to the Agreement and Plan of Arrangement as set out in the written offer to amend, and will promptly reaffirm its recommendation of the Arrangement by the prompt issuance of a press release to that effect. If the Party that delivered the Superior Proposal Notice determines that the Acquisition Proposal continues to be a Superior Proposal, it may enter into the Acquisition Agreement in respect of such Superior Proposal provided that before doing so it terminates this Agreement and pays the Company Termination Fee pursuant to Section 8.2(c)(i).

(c)	Each successive amendment to any Acquisition Proposal that results in an increase in, or modification of, the Consideration (or value of such Consideration) to be received by the holders of the applicable Party's securities shall constitute a new Acquisition Proposal for the purposes of this Section 7.3 and the other Party shall be afforded a new Response Period and the rights afforded in Section 7.3(d) in respect of each such Acquisition Proposal.

(d)	Where a Party has provided a Superior Proposal Notice on a date that is less than ten days before the Company Meeting or the Acquiror Meeting, as applicable, and the Response Period has not elapsed, then, subject to applicable Laws, at either Party's request, the Parties will postpone or adjourn the Company Meeting and the Acquiror Meeting, to a date acceptable to the Parties, acting reasonably, which shall not be later than 15 days after the scheduled date of the Company Meeting and the Acquiror Meeting (and, in any event, prior to the Outside Date). In the event that the Parties amend the terms of this Agreement pursuant to Section 7.3(b), the Parties shall ensure that the details of such amended Agreement are communicated to the shareholders of each Party prior to the resumption or convening of the postponed or adjourned meetings.

7.4	Expenses and Termination Fees

(a)	Except as otherwise provided herein, all fees, costs and expenses incurred in connection with this Agreement and the Plan of Arrangement shall be paid by the Party incurring such fees, costs or expenses.

(b)	If a Company Termination Fee Event occurs, Company shall pay Acquiror (by wire transfer of immediately available funds) the Company Termination Fee. If an Acquiror Termination Fee Event occurs, Acquiror shall pay Company (by wire transfer of immediately available funds) the Acquiror Termination Fee.

(c)	For the purposes of this Agreement, each of "Company Termination Fee" and "Acquiror Termination Fee" means C$40,000,000.

(d)	For the purposes of this Agreement, "Company Termination Fee Event" means the termination of this Agreement:

(i)	by Acquiror pursuant to Section 8.2(b)(i) [Change in Recommendation], except where the Change in Recommendation which has led to the termination pursuant to Section 8.2(b)(i) was made solely because the Company Board, acting in good faith, determined that a Material Adverse Effect had occurred with respect to Acquiror and that, as a consequence, it would be inconsistent with the Company Board's fiduciary obligations to continue to recommend that Company Securityholders vote in favour of the Arrangement;

(ii)	by Acquiror pursuant to Section 8.2(b)(v) [Material Breach of Non-Solicitation];

(iii)	by Acquiror pursuant to Section 8.2(b)(vi) [Superior Proposal];

(iv)	by the Company pursuant to Section 8.2(c)(iii) [Superior Proposal]; or

(v)	by either Party pursuant to Section 8.2(a)(ii)(C) [Company Securityholder Approval] if, in either case, prior to the earlier of the termination of this Agreement or the holding of the Company Meeting, a bona fide Acquisition Proposal, or the intention to make an Acquisition Proposal, with respect to the Company shall have been made to the Company and publicly announced by any person (other than Acquiror or any of its affiliates) and not withdrawn prior to the Company Meeting and within 12 months following the date of such termination:

(A)	the announced Acquisition Proposal is consummated by the Company; or

(B)	the Company and/or one or more of its subsidiaries enters into a definitive agreement in respect of, or the Company Board approves or recommends, any Acquisition Proposal which is subsequently consummated at any time thereafter, provided that, for the purposes of this Section 7.4(d) all references to "20%" in the definition of "Acquisition Proposal" shall be deemed to be references to "50%".

(e)	If a Company Termination Fee Event described in Section 7.4(d)(iv) occurs, the Company Termination Fee shall be paid simultaneously by the Company to Acquiror with the occurrence of such Company Termination Fee Event. If any other Company Termination Fee Event occurs, the Company Termination Fee shall be payable by the Company to Acquiror within two Business Days following the applicable Company Termination Fee Event.

(f)	For the purposes of this Agreement, "Acquiror Termination Fee Event" means the termination of this Agreement:

(i)	by Company pursuant to Section 8.2(c)(i) [Change in Recommendation], except where the Change in Recommendation which has led to the termination pursuant to Section 8.2(c)(i) was made solely because the Acquiror Board, acting in good faith, determined that a Material Adverse Effect had occurred with respect to the Company and that, as a consequence, it would be inconsistent with the Acquiror Board's fiduciary obligations to continue to recommend that Acquiror Shareholders vote in favour of the Arrangement;

(ii)	by the Company pursuant to Section 8.2(c)(iv) [Material Breach of Non-Solicitation];

(iii)	by the Company pursuant to Section 8.2(c)(vi) [Superior Proposal];

(iv)	by Acquiror pursuant to Section 8.2(b)(iii) [Superior Proposal]; or

(v)	by either Party pursuant to Section 8.2(a)(ii)(C) [Acquiror Shareholder Approval] if, in either case, prior to the earlier of the termination of this Agreement or the holding of the Acquiror Meeting, a bona fide Acquisition Proposal with respect to Acquiror shall have been made to the Acquiror and publicly announced by any person (other than Company or any of its affiliates) and not withdrawn prior to the Acquiror Meeting and within 12 months following the date of such termination:

(A)	the announced Acquisition Proposal is consummated by Acquiror; or

(B)	Acquiror and/or one or more of its subsidiaries enters into a definitive agreement in respect of, or the Acquiror Board approves or recommends, any Acquisition Proposal which is subsequently consummated at any time thereafter, provided that, for the purposes of this Section 7.4(f) all references to "20%" in the definition of "Acquisition Proposal" shall be deemed to be references to "50%".

(g)	If an Acquiror Termination Fee Event described in Section 7.4(f)(iii) occurs, the Acquiror Termination Fee shall be paid simultaneously by Acquiror to the Company with the occurrence of such Acquiror Termination Fee Event. If any other Acquiror Termination Fee Event occurs, the Acquiror Termination Fee shall be payable by Acquiror to the Company within two Business Days following the applicable Acquiror Termination Fee Event.

(h)	In the event that this Agreement is terminated by the Company pursuant to Section 8.2(a)(ii)(A) [Outside Date] due to the failure of Acquiror to perform its obligations hereunder, pursuant to Section 8.2(a)(ii)(D) [Acquiror Shareholder Approval], a payment of $3,000,000 (the "Company Expense Reimbursement") shall be paid by Acquiror to the Company as an expense reimbursement for the costs and expenses (including legal fees) incurred or accrued by or on behalf of the Company in connection with this Agreement and the transactions contemplated hereby provided that, if: (a) the Company Securityholder Approval was not obtained at the Company Meeting (provided that the Company Meeting has been held prior to such time); or (b) prior to the Company Meeting a Material Adverse Effect with respect to the Company occurred, the Company Expense Reimbursement shall not be payable.

(i)	In the event that this Agreement is terminated by Acquiror pursuant to Section 8.2(a)(ii)(A) [Outside Date] due to the failure by the Company to perform its obligations hereunder, pursuant to Section 8.2(a)(ii)(C) [Company Securityholder Approval], a payment of $3,000,000 (the "Acquiror Expense Reimbursement") shall be paid by the Company to Acquiror as an expense reimbursement for the costs and expenses (including legal fees) incurred or accrued by or on behalf of Acquiror in connection with this Agreement and the transactions contemplated hereby provided that, in the event of a termination of this Agreement pursuant to Section 8.2(a)(ii)(C) [Company Securityholder Approval], if (a) the Acquiror Shareholder Approval was not obtained at the Acquiror Meeting (provided that the Acquiror Meeting has been held prior to such time); or (b) prior to the Acquiror Meeting a Material Adverse Effect in respect of Acquiror occurred, the Acquiror Expense Reimbursement shall not be payable.

(j)	Each of the Parties acknowledges that the agreements contained in this Section 7.4 are an integral part of the transactions contemplated in this Agreement and that, without those agreements, the Parties would not enter into this Agreement. Each Party acknowledges that all of the payment amounts set out in this Section 7.4 are payments of liquidated damages which are a genuine pre-estimate of the damages, which the Party entitled to such damages will suffer or incur as a result of the event giving rise to such payment and the resultant termination of this Agreement and are not penalties. Each Party irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive. For greater certainty, each Party agrees that, upon any termination of this Agreement under circumstances where such Party is entitled to the Company Termination Fee or the Acquiror Termination Fee, as applicable, and such amount is paid in full, such Party shall be precluded from any other remedy against the other Party at law or in equity or otherwise (including an order for specific performance), and shall not seek to obtain any recovery, judgment, or damages of any kind, including consequential, indirect, or punitive damages, against the other Party or any of its subsidiaries or any of their respective directors, officers, employees, partners, managers, members, shareholders or affiliates in connection with this Agreement or the transactions contemplated hereby.

(k)	Nothing in this Section 7.4 shall relieve or have the effect of relieving any Party in any way from liability for damages incurred or suffered by a Party as a result of an intentional or wilful breach of this Agreement.

(l)	Nothing in this Section 7.4 shall preclude a Party, prior to termination of this Agreement, from seeking injunctive relief to restrain any breach or threatened breach of the covenants or agreements set forth in this Agreement or the Confidentiality Agreement or otherwise to obtain specific performance of any such covenants or agreements, without the necessity of posting bond or security in connection therewith.

(m)	In no event shall a Party be obligated to pay to the other Party an amount in respect of the termination of this Agreement that is, in aggregate, in excess of the Company Termination Fee, Acquiror Termination Fee, Company Expense Reimbursement or Acquiror Expense Reimbursement and such fee shall, in any case, only be paid once by a Party. Furthermore, if the Company Expense Reimbursement or Acquiror Expense Reimbursement is paid and thereafter, the Company Termination Fee or Acquiror Termination Fee is payable pursuant to Section 7.4(d)(v) or Section 7.4(f)(iv) as applicable, the amount of the Company Expense Reimbursement or Acquiror Expense Reimbursement shall be credited against the payment of the Company Termination Fee or Acquiror Termination Fee, as applicable.

7.5	Access to Information; Confidentiality

(a)	From the date hereof until the earlier of the Effective Time and the termination of this Agreement, subject to compliance with applicable Laws and the terms of any existing Contracts, upon reasonable notice and in accordance with all COVID-19 Measures in place, the Company shall, and shall cause its subsidiaries and their respective officers, directors, employees, independent auditors, accounting advisors and agents to, afford to Acquiror and to the officers, employees, agents and Representatives of Acquiror such access as Acquiror may reasonably require during normal business hours and in such manner as does not unreasonably interfere with the conduct of the business of the Company and its subsidiaries, including for the purpose of facilitating integration business planning, to their officers, employees, agents, properties, books, records and Contracts, and shall furnish Acquiror with all data and information as Acquiror may reasonably request.

(b)	From the date hereof until the earlier of the Effective Time and the termination of this Agreement, subject to compliance with applicable Law and the terms of any existing Contracts, upon reasonable notice and in accordance with all COVID-19 Measures in place, Acquiror shall, and shall cause its subsidiaries and their respective officers, directors, employees, independent auditors, accounting advisors and agents to, afford to the Company and to the officers, employees, agents and Representatives of the Company such access as Company may reasonably require during normal business hours and in such manner as does not unreasonably interfere with the conduct of the business of Acquiror and its subsidiaries, including for the purpose of facilitating integration business planning, to their officers, employees, agents, properties, books, records and Contracts, and shall furnish the Company with all data and information as the Company may reasonably request.

(c)	Acquiror and the Company acknowledge and agree that information furnished pursuant to this Section 7.5 shall be subject to the terms and conditions of the Confidentiality Agreement.

7.6	Insurance and Indemnification

(a)	Prior to the Effective Date the Company shall, and shall cause its subsidiaries to, purchase customary "tail" or "run off" directors' and officers' liability insurance providing protection no less favourable to the protection provided by the policies maintained by the Company and its subsidiaries which are in effect immediately prior to the Effective Date and providing protection in respect of claims arising from facts or events which occurred on or prior to the Effective Date for a period of six years from the Effective Date and Acquiror shall cause the Company and its subsidiaries to maintain such policies in effect without any reduction in scope or coverage for six years following the Effective Date, provided that the aggregate cost of such policy for the six year period is on commercially reasonable and market based pricing for similar policies currently maintained by the Company, and that the Company shall consult with Acquiror before purchasing such insurance.

(b)	Acquiror shall directly honour all rights to indemnification or exculpation now existing in favour of all present and former officers and directors (together with their respective heirs, executors or administrators) of the Company and its subsidiaries and Acquiror and the Company acknowledge and agree that all such rights shall survive the completion of the Plan of Arrangement and shall continue in full force and effect in accordance with their terms without modification.

(c)	The provisions of this Section 7.6 are intended for the benefit of, and shall be enforceable by, each insured or indemnified person, his or her heirs and his or her legal representatives and, for such purpose, Company hereby confirms that it is acting as agent and trustee on their behalf.

ARTICLE 8
TERM, TERMINATION, AMENDMENT AND WAIVER

8.1	Term

This Agreement shall be effective from the date hereof until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms.

8.2	Termination

(a)	This Agreement may be terminated and the Arrangement may be abandoned at any time prior to the Effective Time:

(i)	by mutual written agreement of the Company and Acquiror; or

(ii)	by either the Company or Acquiror, if:

(A)	the Effective Time shall not have occurred on or before the Outside Date, provided that the right to terminate this Agreement under this Section 8.2(a)(ii)(A) shall not be available to any Party whose failure to fulfill any of its obligations or whose breach of any of its representations and warranties under this Agreement has been the cause of, or directly resulted in, the failure of the Effective Time to occur by such Outside Date; or

(B)	after the date hereof, there shall be enacted or made any applicable Law that makes consummation of the Arrangement illegal or otherwise prohibited or enjoins the Company or Acquiror from consummating the Arrangement and such applicable Law (if applicable) or enjoinment shall have become final and non-appealable, provided that the Party seeking to terminate this Agreement pursuant to this Section 8.2(a)(ii)(B) has used its commercially reasonable efforts to appeal or overturn such Law or otherwise have it lifted or rendered non-applicable in respect of the Arrangement; or

(C)	the Arrangement Resolution shall have failed to obtain the Company Securityholder Approval at the Company Meeting (including any adjournment or postponement thereof) in accordance with the Interim Order, provided that the right to terminate this Agreement under this Section 8.2(a)(ii)(C) shall not be available to any Party whose failure to fulfill any of its obligations or whose breach of any of its representations and warranties under this Agreement has been the cause of, or directly resulted in, the failure to obtain the Company Securityholder Approval; or

(D)	the Acquiror Resolution shall have failed to obtain the Acquiror Shareholder Approval at the Acquiror Meeting (including any adjournment or postponement thereof) provided that the right to terminate this Agreement under this Section 8.2(a)(ii)(D) shall not be available to any Party whose failure to fulfill any of its obligations or whose breach of any of its representations and warranties under this Agreement has been the cause of, or directly resulted in, the failure to obtain the Acquiror Shareholder Approval;

(b)	by Acquiror, if:

(i)	the Company Board makes a Change in Recommendation; or

(ii)	any of the conditions set forth in Section 6.1 or Section 6.2 is not satisfied, and such condition is incapable of being satisfied by the Outside Date; or

(iii)	Acquiror enters into an Acquisition Agreement with respect to a Superior Proposal; provided that concurrently with such termination, Acquiror pays the Acquiror Termination Fee payable pursuant to Section 7.4; or

(iv)	subject to Section 7.1, a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Company set forth in this Agreement (other than as set forth in Section 7.2) shall have occurred that would cause the conditions set forth in Section 6.1 or Section 6.2 not to be satisfied, and such conditions are incapable of being satisfied by the Outside Date; provided that Acquiror is not then in breach of this Agreement so as to cause any of the conditions set forth in Section 6.1 or Section 6.3 not to be satisfied; or

(v)	the Company breaches Section 7.2 in any material respect; or

(vi)	the Company enters into a legally binding agreement relating to a Superior Proposal; or

(vii)	there has occurred a Material Adverse Effect in respect of the Company which is incapable of being cured on or prior to the Outside Date;

(c)	by the Company, if:

(i)	the Acquiror Board makes a Change in Recommendation; or

(ii)	any of the conditions set forth in Section 6.1 or Section 6.3 is not satisfied, and such condition is incapable of being satisfied by the Outside Date; or

(iii)	the Company enters into an Acquisition Agreement with respect to a Superior Proposal; provided that concurrently with such termination, the Company pays the Company Termination Fee payable pursuant to Section 7.4; or

(iv)	subject to Section 7.1, a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Acquiror set forth in this Agreement (other than as set forth in Section 7.2) shall have occurred that would cause the conditions set forth in Section 6.1 or Section 6.3 not to be satisfied, and such conditions are incapable of being satisfied by the Outside Date; provided that Company is not then in breach of this Agreement so as to cause any of the conditions set forth in Section 6.1 or Section 6.2 not to be satisfied; or

(v)	Acquiror breaches Section 7.2 in any material respect; or

(vi)	Acquiror enters into a legally binding agreement relating to a Superior Proposal; or

(vii)	there has occurred a Material Adverse Effect in respect of Acquiror which is incapable of being cured on or prior to the Outside Date.

(d)	The Party desiring to terminate this Agreement pursuant to this Section 8.2 (other than pursuant to Section 8.2(a)(i)) shall give prompt written notice of such termination to the other Party.

(e)	If this Agreement is terminated pursuant to this Section 8.2, this Agreement shall become void and of no effect without liability of any Party (or any shareholder, director, officer, employee, agent, consultant or representative of such Party) to the other Party hereto, except as otherwise expressly contemplated hereby, and provided that (i) the provisions of this Section 8.2(e) and Sections 7.4, 7.5(c), 9.1, 9.2, 9.3, 9.7, 9.8, 9.10 and 9.11 and the provisions of the Confidentiality Agreement (including any standstill provisions contained therein) shall survive any termination hereof pursuant to Section 8.2, and (ii) the provisions of this Section 8.2(e) and Sections 2.15, 7.6, 9.1, 9.3, 9.7, 9.8, 9.10, and 9.11 shall survive any termination hereof pursuant to Section 8.1 as a result of the occurrence of the Effective Time; provided further that neither the termination of this Agreement nor anything contained in this Section 8.2 shall relieve a Party from any liability arising prior to such termination.

8.3	Amendment

This Agreement and the Plan of Arrangement may, at any time and from time to time before or after the holding of the Company Meeting but not later than the Effective Time, be amended by mutual written agreement of the Parties, without further notice to or authorization on the part of the Company Securityholders and any such amendment may, subject to the Interim Order and the Final Order and applicable Law, without limitation:

(a)	change the time for performance of any of the obligations or acts of the Parties;

(b)	waive any inaccuracies or modify any representation or warranty contained herein or in any document delivered pursuant hereto;

(c)	waive compliance with or modify any of the covenants herein contained and waive or modify performance of any of the obligations of the Parties; and/or

(d)	waive compliance with or modify any mutual conditions precedent herein contained.

8.4	Waiver

Any Party may: (a) extend the time for the performance of any of the obligations or acts of the other Party; (b) waive compliance, except as provided herein, with any of the other Party's agreements or the fulfilment of any conditions to its own obligations contained herein; or (c) waive inaccuracies in any of the other Party's representations or warranties contained herein or in any document delivered by the other Party; provided, however, that any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party and, unless otherwise provided in the written waiver, will be limited to the specific breach or condition waived.

ARTICLE 9
GENERAL PROVISIONS

9.1	Privacy

Each Party shall comply with applicable privacy Laws in the course of collecting, using and disclosing personal information about an identifiable individual (the "Transaction Personal Information"). Neither Party shall disclose Transaction Personal Information to any person other than to its advisors who are evaluating and advising on the transactions contemplated by this Agreement. If the Arrangement is consummated, neither Party shall, following the Effective Date, without the consent of the individuals to whom such Transaction Personal Information relates or as permitted or required by applicable Law, use or disclose Transaction Personal Information:

(a)	for purposes other than those for which such Transaction Personal Information was collected prior to the Effective Date; and

(b)	which does not relate directly to the carrying on the business of such Party or to the carrying out of the purposes for which the transactions contemplated by this Agreement were implemented.

Each Party shall protect and safeguard the Transaction Personal Information against unauthorized collection, use or disclosure. Each Party shall cause its advisors to observe the terms of this Section 9.1 and to protect and safeguard Transaction Personal Information in their possession. If this Agreement shall be terminated, each Party shall promptly deliver to other Party all Transaction Personal Information in its possession or in the possession of any of its advisors, including all copies, reproductions, summaries or extracts thereof.

9.2	Notices

All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made as of the date delivered or sent if delivered personally or e-mail transmission, or as of the following Business Day if sent by prepaid overnight courier, to the Parties at the following addresses (or at such other addresses as shall be specified by any Party by notice to the other given in accordance with these provisions):

(a)	if to Acquiror:

Fortuna Silver Mines Inc.
200 Burrard Street, Suite 650
Vancouver, BC V6C 3L6

Attention:       President and Chief Executive Officer
Email:               [contact information has been redacted]

with a copy (which shall not constitute notice) to:

Blake, Cassels & Graydon, LLP
595 Burrard Street, Suite 2600
Three Bentall Centre
Vancouver, BC V7X 1L3

Attention:       Peter O'Callaghan

         Susan Tomaine

Email:               [contact information has been redacted]

(b)	if to the Company:

Roxgold Inc.
500-360 Bay Street
Toronto, ON M5H2V6

Attention:       Chief Executive Officer
Email:               [contact information has been redacted]

with a copy (which shall not constitute notice) to:

Davies Ward Phillips & Vineberg LLP
155 Wellington Street West
Toronto, ON M5V 3J7

Attention:       Melanie Shishler
                         Aaron Atkinson

Email:              [contact information has been redacted]

9.3	Governing Law; Waiver of Jury Trial

This Agreement shall be governed, including as to validity, interpretation and effect, by the laws of the Province of British Columbia and the laws of Canada applicable therein. Each of the Parties hereby irrevocably attorns to the non-exclusive jurisdiction of the Courts of the Province of British Columbia in respect of all matters arising under and in relation to this Agreement and waives any defences to the maintenance of an action in the Courts of the Province of British Columbia. EACH PARTY TO THIS AGREEMENT HEREBY WAIVES ANY RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THE ACTIONS OF THE PARTIES IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT OF THIS AGREEMENT.

9.4	Further Assurances

Each Party hereto shall, from time to time, and at all times hereafter, at the request of the other Party, but without further consideration, do all such further acts and things, and execute and deliver all such further documents and instruments and provide all such further assurances as may be reasonably required in order to fully perform and carry out the terms and intent hereof.

9.5	Injunctive Relief

Subject to Section 7.4, the Parties agree that irreparable harm would occur for which money damages would not be an adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions and other equitable relief to prevent breaches of this Agreement, any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief hereby being waived.

9.6	Time of Essence

Time shall be of the essence in this Agreement.

9.7	Entire Agreement, Binding Effect and Assignment

Acquiror may assign all or any part of its rights under this Agreement to, and its obligations under this Agreement may be assumed by, a direct or indirect wholly-owned subsidiary of Acquiror, provided that if such assignment and/or assumption takes place, Acquiror shall continue to be liable jointly and severally with such subsidiary for all of its obligations hereunder. This Agreement shall be binding on and shall enure to the benefit of the Parties and their respective successors and permitted assigns.

This Agreement (including the Schedules hereto, the Company Disclosure Letter and the Acquiror Disclosure Letter) and the Confidentiality Agreement constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, between the Parties, or any of them, with respect to the subject matter hereof and thereof and, except as expressly provided herein, this Agreement is not intended to and shall not confer upon any person other than the Parties any rights or remedies hereunder. Except as expressly permitted by the terms hereof, neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by either of the Parties without the prior written consent of the other Party.

9.8	Severability

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

9.9	Counterparts, Execution

This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument. The Parties shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this Agreement, and such facsimile or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the Parties.

9.10	Third Party Beneficiaries

(a)	Except as provided in Sections 2.15(f), 2.15(g) and 7.6 which, without limiting their terms, are intended as stipulations for the benefit of the third persons mentioned in such provisions (such third persons referred to in this Section 9.10 as the "Covered Persons"), the Company and Acquiror intend that this Agreement will not benefit or create any right or cause of action in favour of any person, other than the Parties and that no person, other than the Parties, shall be entitled to rely on the provisions of this Agreement in any action, suit, proceeding, hearing or other forum.

(b)	The Acquiror acknowledges to each of the Covered Persons their direct rights against it under Sections 2.15(f), 2.15(g) and 7.6, which are intended for the benefit of, and shall be enforceable by, each Covered Person, his or her heirs and his or her legal representatives, and for such purpose, the Company confirms that it is acting as trustee on their behalf, and agrees to enforce such provisions on their behalf. The rights of any Covered Person pursuant to Sections 2.15(f), 2.15(g) and 7.6 shall be limited to such rights as are expressly referred to therein and in the relevant Schedules of the Company Disclosure Letter.

(c)	In no circumstance shall the consent of any Covered Person be required for the termination or amendment of this Agreement or any provision hereof prior to the Effective Time.

9.11	No Liability

No director or officer of Acquiror or any of its subsidiaries shall have any personal liability whatsoever to the Company under this Agreement or any other document delivered on behalf of Acquiror, as applicable, under this Agreement. No director or officer of the Company or any of its subsidiaries shall have any personal liability whatsoever to Acquiror under this Agreement or any other document delivered on behalf of the Company or any of its subsidiaries under this Agreement.

9.12	Language

The Parties expressly acknowledge that they have requested that this Agreement and all ancillary and related documents thereto be drafted in the English language only. Les parties aux présentes reconnaissent avoir exigé que la présente entente et tous les documents qui y sont accessoires soient rédigés en anglais seulement.

IN WITNESS WHEREOF Acquiror and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

FORTUNA SILVER MINES INC.

(signed) "Jorge A. Ganoza Durant"
Name:	Jorge A. Ganoza Durant
Title:	President Chief Executive Officer

ROXGOLD INC.

(signed) "John Dorward"
Name:	John Dorward
Title:	Chief Executive Officer

Signature Page to Arrangement Agreement

Schedule A
TO THE ARRANGEMENT AGREEMENT

Plan of Arrangement
Under Section 288 of the
Business Corporations AcT (British Columbia)

Article 1
DEFINITIONS AND INTERPRETATION

1.1	Definitions

In this Plan of Arrangement, unless the context otherwise requires, the following words and terms shall have the meanings ascribed to them below:

"2018 RSU" means those Company RSUs granted pursuant to resolutions of the Company Board dated effective January 25, 2018, and September 3, 2018, respectively;

"2019 PSU" means those Company PSUs granted pursuant to resolutions of the Company Board dated effective February 12, 2019;

"2019 RSU" means those Company RSUs granted pursuant to resolutions of the Company Board dated effective February 12, 2019;

"2020 PSU" means those Company PSUs granted pursuant to resolutions of the Company Board dated effective January 23, 2020;

"2020 RSU" means those Company RSUs granted pursuant to resolutions of the Company Board effective January 23, 2020;

"2021 PSU" means those Company PSUs granted pursuant to resolutions of the Company Board dated effective December 23, 2020;

"2021 RSU" means those Company RSUs granted pursuant to resolutions of the Company Board dated effective December 23, 2020;

“5-Day VWAP” means the volume weighted average trading price for a share for the five trading days of such shares on the Toronto Stock Exchange ending on the date three Business Days prior to the Effective Date;

"Acquiror" means Fortuna Silver Mines Inc., a corporation governed by the laws of British Columbia;

"Acquiror Shares" means the common shares of Acquiror as currently constituted;

"affiliate" shall have the meaning ascribed thereto in the Securities Act (British Columbia);

"Amalgamation" has the meaning ascribed thereto in Section 3.1(h);

"Arrangement" means the arrangement under section 288 of the BCBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations thereto in accordance with section 8.3 of the Arrangement Agreement or Section 6.1 hereof or made at the direction of the Court in the Final Order with the prior written consent of the Company and Acquiror, each acting reasonably;

"Arrangement Agreement" means the arrangement agreement dated April 26, 2021 between Acquiror and the Company, together with the disclosure letters referenced therein, as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms thereof;

"Arrangement Resolution" means the special resolution of the Company Shareholders, and if applicable, the Company Securityholders voting together as a single class, approving the Arrangement to be considered at the Company Meeting, substantially in the form and content of Schedule B to the Arrangement Agreement;

"BCBCA" means the Business Corporations Act (British Columbia);

"Business Day" means any day, other than a Saturday, a Sunday or a statutory or civic holiday in Toronto, Ontario or Vancouver, British Columbia;

“Cash Equivalent” means, with respect to an Acquiror Share, an amount in cash equal to the volume weighted average trading price for the Acquiror Shares for the five trading days of such shares on the Toronto Stock Exchange ending on the date three Business Days prior to the relevant payment date, multiplied by the Exchange Ratio;

"Closing Cash/Share Payment" means an amount equal to the 5-Day VWAP for the Acquiror Shares, multiplied by the Exchange Ratio, with such amount being satisfied in cash; provided that if such amount exceeds $2.73, the amount of any such excess shall be satisfied by the Acquiror issuing that number of Acquiror Shares equal to such excess amount divided by the 5-Day VWAP;

"Company" means Roxgold Inc., a corporation governed by the laws of British Columbia;

"Company Deferred Share Unit Plan" means the deferred share unit plan of the Company for the non-employee directors of the Company dated effective October 4, 2012, as amended;

"Company DSUs" means the deferred share units granted pursuant to the Company Deferred Share Unit Plan;

"Company Incentive Awards" means, collectively, the Company Options, the Company DSUs, the Company PSUs and the Company RSUs;

"Company Meeting" means the special meeting of the Company Securityholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider, and if deemed advisable approve, the Arrangement Resolution;

"Company Options" means the outstanding options to purchase Company Shares granted under the Company Stock Option Plan;

"Company Option In-The-Money Amount" in respect of a Company Option means the amount, if any, by which the total fair market value (determined immediately before the Effective Time) of the Company Shares that a holder is entitled to acquire on exercise of the Company Option immediately before the Effective Time exceeds the amount payable to acquire such shares;

"Company Optionholder" means a holder of Company Options;

"Company PSU" means a performance share unit issued pursuant to the Company Restricted Share Unit Plan and includes, for greater certainty, all 2019 PSUs, 2020 PSUs and 2021 PSUs;

"Company Restricted Share Unit Plan" means the restricted share unit plan of the Company dated effective December 18, 2012, as amended;

"Company RSU" means a restricted share unit issued pursuant to the Company Restricted Share Unit Plan and includes, for greater certainty, all 2018 RSUs, 2019 RSUs, 2020 RSUs and 2021 RSUs;

"Company Securityholders" means, collectively, the Company Shareholders and the holders of the Company Incentive Awards;

"Company Shareholder" means a holder of Company Shares;

"Company Shares" means the common shares of the Company, as currently constituted;

"Company Stock Option Plan" means the stock option plan of the Company dated April 30, 2009, as amended and restated on March 5, 2020 and last adopted by the Company Shareholders on June 26, 2020, as amended;

"Consideration" means the consideration to be received by the Company Shareholders pursuant to this Plan of Arrangement for their Company Shares, consisting of 0.283 of an Acquiror Share and $0.001 in cash for each Company Share;

"Consideration Shares" means the Acquiror Shares to be issued to the Company Shareholders as part of the Consideration pursuant to the Arrangement;

"Court" means the Supreme Court of British Columbia;

"Depositary" means any trust company, bank or financial institution agreed to in writing between Acquiror and the Company for the purpose of, among other things, exchanging certificates representing Company Shares for the Consideration in connection with the Arrangement;

"Dissent Rights" shall have the meaning ascribed thereto in Section 4.1;

"Dissenting Shareholder" means a registered holder of Company Shares who has duly and validly exercised their Dissent Rights in strict compliance with the dissent procedures set out under Division 2 of Part 8 of the BCBCA, as modified by Section 4.1, the Interim Order and the Final Order and who has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights;

"DRS" shall have the meaning ascribed thereto in Section 3.2;

"Effective Date" means the date upon which the Arrangement becomes effective as set out in the Arrangement Agreement;

"Effective Time" means 12:01 a.m. on the Effective Date;

"Eligible Holder" means a beneficial holder of Company Shares that is: (i) a resident of Canada for the purposes of the Tax Act and not exempt under Part I of the Tax Act; or (ii) a partnership, any member of which is resident in Canada for the purposes of the Tax Act (other than a partnership, all members of which are residents of Canada that are exempt from tax under Part I of the Tax Act);

"Exchange Ratio" means 0.283 of an Acquiror Share for each Company Share;

"Final Order" means the final order of the Court pursuant to section 291 of the BCBCA, approving the Arrangement as such order may be amended by the Court with the consent of the Parties at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both the Company and Acquiror, each acting reasonably) on appeal;

"final proscription date" shall have the meaning ascribed thereto Section 5.5;

"Former Company Shareholders" means the holders of Company Shares immediately prior to the Effective Time;

"Interim Order" means the interim order of the Court, after being informed of the intention to rely upon the exemption from the registration requirements under section 3(a)(10) of the U.S. Securities Act with respect to the issuance of Acquiror Shares issuable as Consideration pursuant to the Arrangement, providing for, among other things, the calling and holding of the Company Meeting, as the same may be amended by the Court with the consent of the Company and Acquiror, each acting reasonably;

"Letter of Transmittal" means the letter of transmittal sent to holders of Company Shares for use in connection with the Arrangement;

"NewCo" has the meaning ascribed thereto in Section 3.1(h);

"Parties" means the Company and Acquiror and "Party" means any of them;

"Plan of Arrangement" means this plan of arrangement and any amendments or variations hereto made in accordance with section 8.3 of the Arrangement Agreement or Section 6.1 of this Plan of Arrangement or at the direction of the Court;

"Replacement Option" shall have the meaning ascribed thereto in Section 3.1(c);

"Replacement Option In-The-Money Amount" in respect of a Replacement Option means the amount, if any, by which the total fair market value (determined immediately after the Effective Time) of the Acquiror Shares that a holder is entitled to acquire on exercise of the Replacement Option at and from the Effective Time exceeds the amount payable to acquire such shares;

"Section 85 Election" has the meaning ascribed thereto in Section 3.2(c);

"SubCo" means ■, a corporation incorporated under the BCBCA, which is a wholly-owned subsidiary of Acquiror;

"Tax Act" means the Income Tax Act (Canada) and the regulations thereunder;

"U.S. Securities Act" means the United States Securities Act of 1933 and the regulations thereunder; and

"U.S. Tax Code" means the United States Internal Revenue Code of 1986 and the regulations thereunder.

Unless indicated otherwise, terms used but not otherwise defined herein shall have the meanings specified in the Arrangement Agreement. In addition, words and phrases used herein and defined in the BCBCA and not otherwise defined herein shall have the same meaning herein as in the BCBCA unless the context otherwise requires.

1.2	Interpretation Not Affected by Headings

The division of this Plan of Arrangement into articles, sections, paragraphs and subparagraphs and the insertion of headings herein are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement. The terms "this Plan of Arrangement", "hereof", "herein", "hereto", "hereunder" and similar expressions refer to this Plan of Arrangement and not to any particular article, section or other portion hereof and include any instrument supplementary or ancillary hereto. Unless the contrary intention appears, references in this Plan of Arrangement to an Article or Section, by number or letter or both refer to the Article or Section, respectively, bearing that designation in this Plan of Arrangement.

1.3	Number, Gender and persons

In this Plan of Arrangement, unless the contrary intention appears, words importing the singular include the plural and vice versa, and words importing gender include all genders.

1.4	Date for any Action

A period of time is to be computed as beginning on the day following the event that began the period and ending at 4:30 p.m. on the last day of the period, if the last day of the period is a Business Day, or at 4:30 p.m. on the next Business Day if the last day of the period is not a Business Day. If the date on which any action is required or permitted to be taken under this Agreement or the Plan of Arrangement by a person is not a Business Day, such action shall be required or permitted to be taken on the next succeeding day which is a Business Day.

1.5	Statutory References

Any reference in this Plan of Arrangement to a statute refers to such statute and all rules and regulations made under it, as it or they may have been or may from time to time be amended or re-enacted, unless stated otherwise.

1.6	Currency

Unless otherwise stated, all references herein to amounts of money are expressed in lawful money of Canada.

1.7	Time References

References to time are to local time, Vancouver, British Columbia.

1.8	Governing Law

This Plan of Arrangement shall be governed, including as to validity, interpretation and effect, by the laws of the Province of British Columbia and the laws of Canada applicable therein.

1.9	Binding Effect

This Plan of Arrangement will become effective at the Effective Time and shall be binding upon Acquiror, the Company, SubCo, NewCo, the Company Securityholders and the Depositary.

Article 2
ARRANGEMENT AGREEMENT

2.1	Arrangement Agreement

This Plan of Arrangement is made pursuant to, and is subject to the provisions of, the Arrangement Agreement, except in respect of the sequence of the steps comprising the Arrangement, which shall occur in the order set forth herein.

Article 3
ARRANGEMENT

3.1	Arrangement

At the Effective Time, the following shall occur and shall be deemed to occur sequentially in the following order without any further act or formality:

(a)	each Company Share held by a Dissenting Shareholder shall be deemed to be transferred by the holder thereof, without any further act or formality on its part, free and clear of all liens, claims and encumbrances, to the Company and the Company shall thereupon be obliged to pay the amount therefor determined and payable in accordance with Article 4 hereof, and: (i) the name of such holder shall be removed from the central securities register as a holder of Company Shares and such Company Shares shall be cancelled and cease to be outstanding; and (ii) such Dissenting Shareholder will cease to have any rights as a Company Shareholder other than the right to be paid the fair value for their Company Shares by the Company;

(b)	each Company Share (other than a Company Share held by a Dissenting Shareholder or a Company Share held by Acquiror or any subsidiary of Acquiror) shall be deemed to be transferred to Acquiror and, in consideration therefor, Acquiror shall issue the Consideration for each Company Share, subject only to adjustment for fractional Acquiror Shares pursuant to Section 3.3(a);

(c)	notwithstanding the terms of the Company Stock Option Plan, each Company Option outstanding immediately prior to the Effective Time that has not been duly exercised (whether vested or unvested) shall be exchanged for an option (each a "Replacement Option") to acquire from Acquiror, other than as provided herein, the number of Acquiror Shares equal to the product of: (A) the number of Company Shares subject to such Company Option immediately prior to the Effective Time; multiplied by (B) the Exchange Ratio, provided that, if the foregoing would result in the issuance of a fraction of an Acquiror Share on any particular exercise of Replacement Options, then the number of Acquiror Shares otherwise issued shall be rounded down to the nearest whole number of Acquiror Shares. The exercise price per Acquiror Share subject to a Replacement Option shall be an amount equal to the quotient of: (A) the exercise price per Company Share subject to each such Company Option immediately before the Effective Time; divided by (B) the Exchange Ratio, provided that the aggregate exercise price payable on any particular exercise of Replacement Options shall be rounded up to the nearest whole cent. It is intended that the provisions of subsection 7(1.4) of the Tax Act apply to the exchange of a Company Option for a Replacement Option. Therefore, in the event that the Replacement Option In-The-Money Amount in respect of a Replacement Option exceeds the Company Option In-The-Money Amount in respect of the Company Option for which it is exchanged, the number of Acquiror Shares which may be acquired on exercise of the Replacement Option at and after the Effective Time will be adjusted accordingly with effect at and from the Effective Time to ensure that the Replacement Option In-The-Money Amount in respect of the Replacement Option does not exceed the Company Option In-The-Money Amount in respect of the Company Option and the ratio of the amount payable to acquire such shares to the value of such shares to be acquired shall be unchanged. All other terms and conditions of the Replacement Options, including vesting terms and the term to expiry, will be the same as the Company Option for which it was exchanged and each Replacement Option shall continue to be governed by and be subject to the terms of the Company Stock Option Plan and the agreement evidencing the grant of such Company Option. For greater certainty, any Replacement Options that are held by a person who ceases to be a "Director", "Employee" or "Consultant" of the Company pursuant to the Company Stock Option Plan shall terminate on the earlier of (A) the date that is 90 days from the date the person ceases to be a "Director", "Employee" or "Consultant", or (B) the expiry date of the Replacement Option, in accordance with the terms of the Company Stock Option Plan. Any document previously evidencing Company Options will thereafter evidence and be deemed to evidence the Replacement Options exchanged therefor and no certificates evidencing the Replacement Options will be issued;

(d)	notwithstanding the terms of the Company Deferred Share Unit Plan, each Company DSU outstanding at the Effective Time (including, for certainty, any Company DSU that remains outstanding after the "Separation Date" in respect of any "Eligible Person" who has not yet filed a "Redemption Notice" in respect of such Company DSUs (in each case as such terms are defined in the Company Deferred Share Unit Plan)), whether vested or unvested, shall be deemed to be vested to the fullest extent, and such Company DSU shall be deemed to be assigned and transferred at the Effective Time to the Company and cancelled in exchange for a payment from the Company equal to the Closing Cash/Share Payment less any amounts withheld pursuant to Section 5.4;

provided that, if the foregoing would result in the issuance of a fraction of an Acquiror Share to any particular holder of Company DSUs, then the number of Acquiror Shares otherwise issued shall be rounded down to the nearest whole number of Acquiror Shares;

(e)	notwithstanding the terms of the Company Restricted Share Unit Plan:

(i)	each Company RSU outstanding at the Effective Time held by Non-Continuing Executives and each 2021 RSU held by Continuing Employees and Continuing Executives, in each case whether vested or unvested, shall be deemed to be vested to the fullest extent, and such Company RSU shall be deemed to be assigned and transferred at the Effective Time to the Company and cancelled in exchange for a payment from the Company equal to the Closing Cash/Share Payment less any amounts withheld pursuant to Section 5.4;

(ii)	each Company RSU outstanding at the Effective Time other than those held by Non-Continuing Executives and 2021 RSUs held by Continuing Employees and Continuing Executives, in each case whether vested or unvested, shall continue to be subject to the terms and conditions of the Company Restricted Share Unit Plan; provided that:

(A)	each such 2020 RSU shall continue to vest and be settled in accordance with and at the time provided in the Company Restricted Share Unit Plan except that, on settlement, the holder thereof shall receive 0.283 of an Acquiror Share or payment of the Cash Equivalent, at the Acquiror’s election, instead of one Company Share;

(B)	each such 2019 RSU shall continue to vest and shall be settled in accordance with and at the time provided in the Company Restricted Share Unit Plan except that, on settlement, the holder thereof shall receive 0.283 of an Acquiror Share or payment of the Cash Equivalent, at the Acquiror’s election, instead of one Company Share;

(C)	each such 2018 RSU shall continue to vest and shall be settled in accordance with and at the time provided in the Company Restricted Share Unit Plan except that, on settlement, the holder thereof shall receive 0.283 of an Acquiror Share or payment of the Cash Equivalent, at the Acquiror’s election, instead of one Company Share;

(iii)	each Company PSU outstanding at the Effective Time held by Non-Continuing Executives and each 2021 PSU held by Continuing Employees and Continuing Executives, in each case whether vested or unvested, shall be deemed to be vested to the fullest extent, and such Company PSU shall be deemed to be assigned and transferred at the Effective Time to the Company and cancelled in exchange for a payment from the Company equal to twice the Closing Cash/Share Payment less any amounts withheld pursuant to Section 5.4;

(iv)	each Company PSU outstanding at the Effective Time other than those held by Non-Continuing Executives and 2021 PSUs held by Continuing Employees and Continuing Executives, in each case whether vested or unvested, shall continue to be subject to the terms and conditions of the Company Restricted Share Unit Plan; provided that:

(A)	each such 2020 PSU shall continue to vest and be settled in accordance with and at the time provided in the Company Restricted Share Unit Plan except that such 2020 PSU shall be settled on the basis of a Payout Factor of 200% and, on settlement, the holder thereof shall receive 0.283 of an Acquiror Share or payment of the Cash Equivalent, at the Acquiror’s election, instead of one Company Share;

(B)	each such 2019 PSU shall continue to vest and be settled in accordance with and at the time provided in the Company Restricted Share Unit Plan except that, such 2019 PSU shall be settled on the basis of a Payout Factor of 200% and, on settlement, the holder thereof shall receive 0.283 of an Acquiror Share or payment of the Cash Equivalent, at the Acquiror’s election, instead of one Company Share;

provided that, if the foregoing would result in the issuance of a fraction of an Acquiror Share to any particular holder of Company RSUs or Company PSUs, then the number of Acquiror Shares otherwise issued shall be rounded down to the nearest whole number of Acquiror Shares;

(f)	Acquiror will sell all the Company Shares acquired under Section 3.1(b) to SubCo in exchange for 10,000 common shares in the capital of SubCo in accordance with section 85 of the Tax Act, at an elected amount to be determined by Acquiror;

(g)	The stated capital of the Company Shares acquired under Section 3.1(b) shall be reduced to $1.00 without the repayment of capital in respect thereof;

(h)	SubCo and the Company will amalgamate with the same effect as if they were amalgamated under section 269 of the BCBCA (the "Amalgamation") and will continue as one company ("NewCo"), except that the legal existence of the Company will be deemed not to have ceased and the Company will be deemed to have survived the Amalgamation as NewCo, and for the avoidance of doubt, the Amalgamation is intended to qualify as an amalgamation as defined in subsection 87(1) of the Tax Act. Without limiting the foregoing, with effect from the time of the Amalgamation:

(i)	the separate legal existence of SubCo will cease without SubCo being liquidated or wound-up and no disposition or transfer of title of the Company's assets will have occurred as a result of the Amalgamation, SubCo and the Company will continue as one company, and the property of SubCo and the Company immediately before the Amalgamation will become the property of NewCo;

(ii)	all rights of creditors or others will be unimpaired by the Amalgamation, all obligations of SubCo and the Company immediately before the Amalgamation, whether arising by contract or otherwise, may be enforced against NewCo to the same extent as if such obligations had been incurred or contracted by it, and all liabilities of SubCo and the Company immediately before the Amalgamation will become liabilities of NewCo;

(iii)	all rights, contracts, permits and interests of SubCo and the Company immediately before the Amalgamation will continue as rights, contracts, permits and interests of NewCo and, for greater certainty, the Amalgamation will not constitute a transfer or assignment of the rights or obligations of SubCo and the Company under any such rights, contracts, permits and interests;

(iv)	any existing cause of action, claim or liability to prosecution will be unaffected;

(v)	a civil, criminal, quasi-criminal, administrative or regulatory action or proceeding being prosecuted or pending by or against SubCo and the Company immediately before the Amalgamation may be prosecuted or its prosecution may be continued by or against NewCo;

(vi)	a conviction against, or ruling, order or judgment in favour of or against, SubCo or the Company may be enforced by or against NewCo;

(vii)	the Notice of Articles and Articles of the Company immediately before the Amalgamation, including, for greater certainty, all descriptions of share capital therein, will become the Notice of Articles and Articles of NewCo;

(viii)	the authorized share structure of the Company immediately before the Amalgamation will be the authorized share structure of NewCo;

(ix)	Acquiror will receive one common share in the capital of NewCo in exchange for each common share in the capital of SubCo held immediately prior to the Amalgamation and all of the issued and outstanding common shares of SubCo and the Company will be cancelled without any repayment of capital in respect thereof;

(x)	the name of NewCo will be determined by the Acquiror Board;

(xi)	the registered office and records office of NewCo will be the registered office of the Company;

(xii)	the stated capital of the common shares of NewCo will be an amount equal to the paid-up capital, as that term is defined in the Tax Act, attributable to the common shares of SubCo immediately prior to the amalgamation; and

(i)	the transfers, exchanges and cancellations provided for in this Section 3.1 will be deemed to occur on the Effective Date, notwithstanding certain procedures related thereto may not be completed until after the Effective Date.

3.2	Effective Time Procedures

(a)	Following the receipt of the Final Order and at least one Business Day prior to the Effective Date, Acquiror shall deliver or arrange to be delivered to the Depositary the Consideration, including certificates or direct registration ("DRS") advice-statements representing the Acquiror Shares and the cash required to be paid to Former Company Shareholders in accordance with the provisions of Section 3.1, which certificates or DRS advice-statements and cash shall be held by the Depositary as agent and nominee for such Former Company Shareholders for distribution to such Former Company Shareholders in accordance with the provisions of Article 5.

(b)	Subject to the provisions of Article 5, and upon return of a properly completed Letter of Transmittal by a registered Former Company Shareholder together with certificates representing Company Shares and such other documents as the Depositary may require, Former Company Shareholders shall be entitled to receive delivery of certificates or DRS advice-statements representing the Acquiror Shares and a cheque representing the cash to which they are entitled pursuant to Section 3.1.

(c)	An Eligible Holder whose Company Shares are exchanged for the Consideration pursuant to the Arrangement shall be entitled to make an income tax election pursuant to section 85 of the Tax Act (and any analogous provision of provincial income tax law) (a "Section 85 Election") with respect to the exchange by providing the necessary information in accordance with the procedures set out in the tax instruction letter on or before the date that is 90 days after the Effective Date. Neither the Company, Acquiror nor any successor corporation shall be responsible for the proper completion of any election form nor, except for the obligation to sign and return duly completed election forms which are received within 90 days of the Effective Date, for any taxes, interest or penalties resulting from the failure of an Eligible Holder to properly complete or file such election forms in the form and manner and within the time prescribed by the Tax Act (or any applicable provincial legislation). In its sole discretion, Acquiror or any successor corporation may choose to sign and return an election form received by it more than 90 days following the Effective Date, but will have no obligation to do so.

(d)	Upon receipt of a Letter of Transmittal in which an Eligible Holder has indicated that such holder wishes to receive a tax instruction letter, Acquiror will promptly deliver a tax instruction letter to such holder. The tax instruction letter will provide general instructions on how to make the Section 85 Election with Acquiror in order to obtain a full or partial tax deferred rollover for Canadian income tax purposes in respect of the sale of the Eligible Holder's Company Shares to Acquiror.

3.3	Acquiror Shares

(a)	No fractional Acquiror Shares shall be issued to Former Company Shareholders. The number of Acquiror Shares to be issued to Former Company Shareholders shall be rounded down to the nearest whole Acquiror Share in the event that a Former Company Shareholder is entitled to a fractional share representing less than a whole Acquiror Share.

(b)	All Acquiror Shares issued pursuant hereto shall be deemed to be validly issued and outstanding as fully paid and non-assessable shares for the purposes of the BCBCA.

Article 4
DISSENT RIGHTS

4.1	Dissent Rights

Registered Company Shareholders (other than Acquiror and its affiliates) may exercise dissent rights with respect to Company Shares held by such Dissenting Shareholders ("Dissent Rights") in connection with the Arrangement pursuant to and in the manner set forth in Division 2 of Part 8 of the BCBCA, as modified by the Interim Order, the Final Order and this Section 4.1; provided that the written notice setting forth the objection of such registered Company Shareholder to the Arrangement Resolution must be received by the Company not later than 5:00 p.m. on the day that is two Business Days immediately preceding the date of the Company Meeting (as it may be adjourned or postponed from time to time). Each Dissenting Shareholder who duly exercises its Dissent Rights in accordance with this Section 4.1, shall be deemed to have transferred all Company Shares held by such Dissenting Shareholder and in respect of which Dissent Rights have been validly exercised, to the Company, free and clear of all liens, claims and encumbrances, as provided in Section 3.1(a) and if such Dissenting Shareholder:

(a)	is ultimately entitled to be paid fair value for its Company Shares, such Dissenting Shareholder: (i) shall be deemed not to have participated in the transactions in Article 3 (other than Section 3.1(a)); (ii) will be entitled to be paid the fair value of such Company Shares by the Company, which fair value, notwithstanding anything to the contrary contained in section 245 of the BCBCA, shall be determined as of the close of business on the Business Day immediately preceding the date on which the Arrangement Resolution was adopted; and (iii) will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement if such Dissenting Shareholder had not exercised its Dissent Rights in respect of such Company Shares; or

(b)	ultimately is not entitled, for any reason, to be paid fair value for such Company Shares, such Dissenting Shareholder shall be deemed to have participated in the Arrangement on the same basis as a non-dissenting holder of Company Shares and shall be entitled to receive only the Consideration contemplated by Section 3.1(b) that such Dissenting Shareholder would have received pursuant to the Arrangement if such Dissenting Shareholder had not exercised its Dissent Rights.

4.2	Recognition of Dissenting Holders

(a)	In no circumstances shall Acquiror, the Company or any other person be required to recognize a person exercising Dissent Rights unless such person is the registered holder of the Company Shares in respect of which such Dissent Rights are purported to be exercised.

(b)	For greater certainty, in no case shall Acquiror, the Company or any other person be required to recognize any Dissenting Shareholder as a holder of Company Shares in respect of which Dissent Rights have been validly exercised after the completion of the transfer under Section 3.1(a), and the name of such Dissenting Shareholder shall be removed from the register of Company Shareholders as to those Company Shares in respect of which Dissent Rights have been validly exercised at the same time as the event described in Section 3.1(a) occurs. In addition to any other restrictions under Division 2 of Part 8 of the BCBCA, none of the following persons shall be entitled to exercise Dissent Rights: (i) any holder of a Company Incentive Award (but only in respect of the Company Incentive Awards held by such holder); and (ii) any Company Shareholder who votes or has instructed a proxyholder to vote such Company Shareholder's Company Shares in favour of the Arrangement Resolution (but only in respect of such Company Shares).

Article 5
DELIVERY OF ACQUIROR SHARES

5.1	Delivery of Consideration

(a)	Upon surrender to the Depositary for cancellation of a certificate that immediately before the Effective Time represented one or more outstanding Company Shares that were exchanged for the Consideration in accordance with Section 3.1(b), together with a duly completed Letter of Transmittal and such other documents and instruments as would have been required to effect the transfer of the Company Shares formerly represented by such certificate under the BCBCA and the constating documents of the Company and such additional documents and instruments as the Depositary may reasonably require, the holder of such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder following the Effective Time, a certificate or DRS advice-statement representing the Acquiror Shares and a cheque representing the cash that such holder is entitled to receive in accordance with Section 3.1(b).

(b)	After the Effective Time and until surrendered for cancellation as contemplated by this Section 5.1, each certificate that immediately prior to the Effective Time represented one or more Company Shares shall be deemed at all times to represent only the right to receive in exchange therefor the Consideration that the holder of such certificate is entitled to receive in accordance with Section 3.1.

5.2	Lost Certificates

If any certificate that immediately prior to the Effective Time represented one or more outstanding Company Shares that were transferred in accordance with Section 3.1 shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the holder claiming such certificate to be lost, stolen or destroyed, the Depositary shall deliver in exchange for such lost, stolen or destroyed certificate, a certificate representing the Consideration Shares and a cheque representing the cash that such holder is entitled to receive in accordance with Section 3.1. When authorizing such delivery of a certificate representing the Consideration Shares that such holder is entitled to receive in exchange for such lost, stolen or destroyed certificate, the holder to whom a certificate representing the Consideration Shares is to be delivered shall, as a condition precedent to the delivery of such Consideration Shares, give a bond satisfactory to Acquiror and the Depositary in such amount as Acquiror and the Depositary may direct, or otherwise indemnify Acquiror and the Depositary in a manner satisfactory to Acquiror and the Depositary, against any claim that may be made against Acquiror or the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed and shall otherwise take such actions as may be required by the constating documents of the Company.

5.3	Distributions with Respect to Unsurrendered Certificates

No dividend or other distribution declared or made after the Effective Time with respect to Acquiror Shares with a record date after the Effective Time shall be delivered to the holder of any unsurrendered certificate that, immediately prior to the Effective Time, represented outstanding Company Shares unless and until the holder of such certificate shall have complied with the provisions of Section 5.1 or Section 5.2. Subject to applicable law and to Section 5.4, at the time of such compliance, there shall, in addition to the delivery of the Consideration to which such holder is thereby entitled, be delivered to such holder, without interest, the amount of the dividend or other distribution with a record date after the Effective Time theretofore paid with respect to such Acquiror Shares.

5.4	Withholding Rights

Acquiror, the Company, SubCo and the Depositary, as applicable, shall be entitled to deduct and withhold, from any amounts payable or otherwise deliverable to any person under this Plan of Arrangement and from all dividends or other distributions otherwise payable to any former Company Securityholder, such amounts as Acquiror, the Company, SubCo or the Depositary is required or permitted to deduct and withhold with respect to such payment under the Tax Act, the U.S. Tax Code or any provision of any applicable federal, provincial, state, local or foreign tax law or treaty, in each case, as amended. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to such person in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority.

5.5	Limitation and Proscription

To the extent that a Former Company Shareholder shall not have complied with the provisions of Section 5.1 or Section 5.2 on or before the date that is six years after the Effective Date (the "final proscription date"), then the Consideration that such Former Company Shareholder was entitled to receive shall be automatically cancelled without any repayment of capital in respect thereof and the certificates or DRS advice-statements representing such Acquiror Shares shall be delivered to Acquiror by the Depositary and the share certificates shall be cancelled by Acquiror and any cash held by the Depositary in connection with such Consideration shall be returned to Acquiror, and the interest of the Former Company Shareholder in such Consideration shall be terminated as of such final proscription date.

Article 6
AMENDMENTS

6.1	Amendments to Plan of Arrangement

(a)	Acquiror and the Company reserve the right to amend, modify or supplement this Plan of Arrangement at any time and from time to time, provided that each such amendment, modification or supplement must be (i) set out in writing; (ii) agreed to in writing by Acquiror and the Company; (iii) filed with the Court and, if made following the Company Meeting, approved by the Court; and (iv) communicated to holders or former holders of Company Shares if and as required by the Court.

(b)	Any amendment, modification or supplement to this Plan of Arrangement may be proposed by the Company at any time prior to the Company Meeting provided that Acquiror shall have consented thereto in writing, with or without any other prior notice or communication, and, if so proposed and accepted by the persons voting at the Company Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(c)	Any amendment, modification or supplement to this Plan of Arrangement that is approved by the Court following the Company Meeting shall be effective only if: (i) it is consented to in writing by each of Acquiror and the Company; and (ii) if required by the Court, it is consented to by the Company Securityholders voting in the manner directed by the Court.

(d)	Any amendment, modification or supplement to this Plan of Arrangement may be made by Acquiror and the Company without the approval or communication to the Court or Company Securityholders, provided that it concerns a matter that, in the reasonable opinion of Acquiror and the Company, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and does not have the effect of reducing the Consideration and is not otherwise adverse to the economic interest of any Company Securityholder.

Article 7
FURTHER ASSURANCES

7.1	Further Assurances

Notwithstanding that the transactions and events set out herein will occur and be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of Acquiror, the Company, SubCo and NewCo will make, do and execute, or cause to be made, done and executed, any such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order to further document or evidence any of the transactions or events set out herein.

Article 8
U.S. SECURITIES LAW MATTERS

8.1	U.S. Securities Law Matters

Notwithstanding any provision herein to the contrary, this Plan of Arrangement will be carried out with the intention that all Acquiror Shares to be issued to Company Shareholders in exchange for their Company Shares pursuant to this Plan of Arrangement, as applicable, will be issued and exchanged in reliance on the exemption from the registration requirements of the U.S. Securities Act as provided by section 3(a)(10) thereof and applicable state securities laws, and pursuant to the terms, conditions and procedures set forth in the Arrangement Agreement.

SCHEDULE B
TO THE ARRANGEMENT AGREEMENT

ARRANGEMENT RESOLUTION

The text of the Arrangement Resolution which the Company Securityholders will be asked to pass at the Company Meeting is as follows:

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

(1)	the arrangement (the "Arrangement") under section 288 of the Business Corporations Act (British Columbia) (the "BCBCA") involving Fortuna Silver Mines Inc. ("Acquiror") and Roxgold Inc. (the "Company") and securityholders of the Company, all as more particularly described and set forth in the management information circular of the Company dated ■, 2021 accompanying the notice of this meeting, and as the Arrangement may be, or may have been supplemented, modified or amended in accordance with the terms of the arrangement agreement between Acquiror and the Company dated April 26, 2021 (as it may be, or may have been, supplemented, modified or amended, the "Arrangement Agreement"), is hereby authorized, approved and adopted;

(2)	the Arrangement Agreement and all the transactions contemplated therein, the actions of the directors of the Company in approving the Arrangement Agreement and the actions of the directors and officers of the Company in executing and delivering the Arrangement Agreement and any amendments thereto and the causing of the performance by the Company of its obligations thereunder, are hereby confirmed, ratified, authorized and approved;

(3)	the plan of arrangement (the "Plan of Arrangement") of the Company implementing the Arrangement, the full text of which is set out in Schedule "A" to the Arrangement Agreement (as the Plan of Arrangement may be, or may have been, supplemented, modified or amended in accordance with its terms), is hereby authorized, ratified, approved and adopted;

(4)	notwithstanding that this resolution has been passed (and the Arrangement approved) by the shareholders of the Company or that the Arrangement has been approved by the Supreme Court of British Columbia, the directors of the Company are hereby authorized and empowered, without further notice to, or approval of, the shareholders or other securityholders of the Company to:

a.	amend the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement or the Plan of Arrangement; or

b.	subject to the terms of the Arrangement Agreement, not proceed with the Arrangement;

(5)	any director or officer that is specified by the board of directors of the Company (the "Board") is hereby authorized and directed for and on behalf of the Company to execute, whether under corporate seal of the Company or otherwise, and to deliver such other documents as are necessary or desirable in accordance with the Arrangement Agreement for filing; and

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(6)	any one or more directors or officers of the Company is hereby authorized, for and on behalf and in the name of the Company, to execute and deliver, whether under corporate seal of the Company or otherwise, all such agreements, forms, waivers, notices, certificate, confirmations and other documents and instruments, and to do or cause to be done all such other acts and things, as in the opinion of such director or officer may be necessary, desirable or useful for the purpose of giving effect to these resolutions, the Arrangement Agreement and the completion of the Plan of Arrangement in accordance with the terms of the Arrangement Agreement, including:

a.	all actions required to be taken by or on behalf of the Company, and all necessary filings and obtaining the necessary approvals, consents and acceptances of appropriate regulatory authorities; and

b.	the signing of the certificates, consents and other documents or declarations required under the Arrangement Agreement or otherwise to be entered into by the Company;

such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

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SCHEDULE C

TO THE ARRANGEMENT AGREEMENT

ACQUIROR RESOLUTION

The text of the Acquiror Resolution which the Acquiror Shareholders will be asked to pass at the Acquiror Meeting is as follows:

BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

1.	Fortuna Silver Mines Inc. ("Acquiror") is hereby authorized to issue up to [■] common shares in the capital of Acquiror (the "Acquiror Shares") to allow Acquiror to acquire 100% of the issued and outstanding shares of Roxgold Inc. (the "Company") pursuant to a plan of arrangement (the "Plan of Arrangement") under section 288 of the Business Corporations Act (British Columbia) (the "Arrangement") in accordance with the arrangement agreement between Acquiror and the Company dated April 26, 2021 (as it may be, or may have been, supplemented, modified or amended, the "Arrangement Agreement"), all of which is more particularly described and set forth in Acquiror's management information circular dated [■], 2021.

2.	Notwithstanding that this resolution has been passed by the holders of common shares of Acquiror (the "Shareholders"), the directors of Acquiror are hereby authorized and empowered, at any time prior to the effective time of the Arrangement and without any further notice to or approval from the Shareholders, to elect not to proceed with the Arrangement or to revoke and not give effect to this resolution.

3.	Any one officer or director of Acquiror is hereby authorized, for and on behalf of and in the name of Fortuna, to execute and deliver, under corporate seal or otherwise, all such agreements, forms, waivers, notices, certificates, confirmations and other documents and instruments, and to do or cause to be done all such other acts they consider necessary, desirable or useful for the purpose of giving effect to these resolutions.

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SCHEDULE D

TO THE ARRANGEMENT AGREEMENT

KEY REGULATORY APPROVALS

Acquiror

Approval of the listing and posting for trading on the TSX and the NYSE, subject only to satisfaction of the standard listing conditions, of the Consideration Shares at the Effective Time.

Company

Notice to the TSX to be provided pursuant to Section 501 of the TSX Company Manual.

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